UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____ .

Commission file number 000-56225

VIREO GROWTH INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada		**82-3835655**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
207 South 9th Street **Minneapolis, Minnesota**		**55402**
(Address of principal executive offices)		(Zip Code)

(612) 999-1606
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
Subordinate Voting Shares
Multiple Voting Shares
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10 D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the shares of Subordinate Voting Shares and Multiple Voting Shares (based on as converted basis, based on the closing price of these shares on the OTCQX) on June 30, 2024, held by non-affiliates of the registrant was approximately $52,741,108.

As of February 28, 2025, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares –339,336,633; and Multiple Voting Shares – 278,170.

VIREO GROWTH INC.
TABLE OF CONTENTS

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EXPLANATORY NOTE

Unless the context provides otherwise, references herein to "**we**," "**us**," "**our**," "**Company,**" "**Vireo**" or "**Vireo Growth**" refer to Vireo Growth Inc. and its wholly-owned subsidiaries.

Unless otherwise indicated, all references to "**$**" or "**US$**" in this report refer to United States dollars, and all references to "**C$**" refer to Canadian dollars.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "**Securities Act**") as modified by the Jumpstart Our Business Startups Act of 2012 (the "**JOBS Act**"). As an emerging growth company, we may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include:

- Reduced disclosure about our executive compensation arrangements;

- Exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

- Our election under Section 107(b) of the JOBS Act to delay adoption of new or revised accounting standards with different effective dates for public and private companies until those standards would otherwise apply to private companies; and

- Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission (the "**SEC**") or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Form 10-K contains statements that we believe are, or may be considered to be, "forward-looking statements" under U.S. or Canadian securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations, or assumptions regarding the future of the business, future plans and strategies, operational results, and other future conditions of the Company. All statements other than statements of historical fact included in this report regarding the prospects of our industry or our prospects, plans, financial position, or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "expect," "plan," "expected," "scheduled," "estimates," "estimated," "forecasts," "continue," "continued," "anticipate," "will," "expectations," "cannot," "could," "believe," "focused," "intention," "strategic," "future," "approach," "strategy," "efforts," "potential," "potentially," "possible," "may," "intend," "intended," "intent," "should," "might," "would," "achieve," "allowed to," "over time," "likely," "remain," "opportunities," "seeking," or the negative or plural of these words or similar expressions or variations. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as many important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, and intentions expressed in such forward-looking statements. Risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described in "*Risk Factors*" in this report.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report, which reflect management's opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this report.

PART I

Item 1. Business

Background

Vireo Growth Inc. is a reporting issuer in Canada, with its securities listed for trading on the Canadian Securities Exchange (the "**CSE**") under the symbol "VREO" and on the OTCQX under the symbol "VREOF". Vireo Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in four limited-license medical and adult-use markets, Vireo Growth cultivates and manufactures cannabis products in environmentally friendly greenhouses and other facilities and distributes these products through our growing network of Green Goods™ and other Vireo Growth branded retail dispensaries, as well as third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

As of March 4, 2025, Vireo Growth, through its subsidiaries, has licenses and operates in three states, consisting of Maryland, Minnesota, and New York. Additionally, the Company has non-operating assets and liabilities in Nevada and Massachusetts. As of March 4, 2025, we retail cannabis products in 14 dispensaries located across Maryland (2), Minnesota (8), and New York (4) and wholesales cannabis products, through third-party companies, in Maryland, Minnesota, and New York.

Our registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6E 3L2. Our head office is located at 207 South Ninth Street, Minneapolis, Minnesota 55402.

History of the Company

Our business was established in 2014 as Minnesota Medical Solutions, LLC ("**Minnesota Medical Solutions**"), and we received our first license in December 2014. The Company was incorporated under the *Business Corporations Act* (Alberta) on November 23, 2004 under the name "Initial Capital Inc." On May 8, 2007, the Company changed its name to "Digifonica International Inc." following the completion of a qualifying transaction. On December 9, 2013, the Company continued into British Columbia under the name of "Dominion Energy Inc.", subsequently changed its name to "Dynamic Oil & Gas Exploration Inc." on June 30, 2014, and to "Darien Business Development Corp." on March 13, 2017. On March 18, 2019, the Company changed its name to "Vireo Health International, Inc." following the completion of a reverse takeover transaction (the "**RTO**") with Vireo Health, Inc. ("**Vireo U.S.**").

Vireo U.S. had previously acquired all the equity of Minnesota Medical Solutions, and Empire State Health Solutions, LLC in an equity interest swap transaction on January 1, 2018.

Pursuant to the RTO, on March 18, 2019, the Company acquired all the issued and outstanding shares of Vireo U.S. and, as a result, the former shareholders of Vireo U.S. acquired control of the Company, as they owned a majority of the outstanding shares of the Company, and continued on with our business.

On June 9, 2021, we changed our name to "Goodness Growth Holdings, Inc." On June 25, 2024 we changed our name to "Vireo Growth Inc."

Arrangement Agreement

We and Verano Holdings Inc. ("**Verano**") entered into an Arrangement Agreement dated January 31, 2022, later amended on June 22, 2022 (combined, the "**Arrangement Agreement**"). Pursuant to the Arrangement Agreement, Verano agreed, among other things, to acquire all of the outstanding shares of Vireo.

We received notice from Verano on October 13, 2022, of Verano's purported termination of the Arrangement Agreement. We believe that Verano has no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement, and on October 13, 2022, we commenced an action in the Supreme Court of British Columbia against Verano. See "*Item 3. Legal Proceedings – Verano*" and "*Item 1A. Risk Factors — We are involved in litigation with Verano, the outcome of which is uncertain.*"

Merger Agreements with Deep Roots, Proper and Wholesome and MOU with Bill's Nursery

On December 18, 2024, we entered into Merger Agreements (as defined herein) with respect to a business combination with each of (i) Deep Roots Holdings, Inc., a Nevada corporation ("Deep Roots") (the "Deep Roots Merger"); (ii) Proper Holdings Management, Inc. and NGH Investments, Inc., both Missouri corporations (together, "Proper") (the "Proper Mergers"); and (iii) WholesomeCo, Inc., a Delaware corporation ("Wholesome") (the "Wholesome Merger" and, collectively with the Deep Roots Merger and the Proper Mergers, the "Mergers"). Each Merger is an all-share transaction whereby, at the closing of each applicable transaction, (i) a new wholly-owned subsidiary of the Company would merge with and into Deep Roots, (ii) a new wholly-owned subsidiary of the Company would merge with and into Wholesome, and (ii) the Proper entities would each merge with and into new wholly-owned subsidiaries of the Company. None of the Deep Roots Merger, the Proper Mergers or the Wholesome Merger is contingent on the completion of any of the other Mergers.

The consideration to be paid to acquire each of Deep Roots, Proper and Wholesome is based, in each case, in part on an estimated multiple of a 2024 "Reference EBITDA", which is pro-forma for pending acquisitions as well as planned new retail openings and expansion projects, and a US$0.52 share reference price for the Company's subordinate voting shares.

Pursuant to the Merger Agreements, former stockholders of each of Deep Roots, Proper and Wholesome may qualify for earnout payments made with the Company's Subordinate Voting Shares following December 31, 2026, based on each target's Adjusted EBITDA (as defined in the applicable Merger Agreement) growth compared to such target's Reference EBITDA (at a 4x multiple), adjusted for incremental debt and certain other matters, respectively, and paid out using a share price for the Company's subordinate voting shares of the higher of US$1.05 or the 20-day volume weighted average price of the Company's Subordinate Voting Shares on the Canadian Securities Exchange, converted to United States Dollars based on the average exchange rate posted by the Bank of Canada as of the end of each trading day during such 20-day period, as reported by Bloomberg Finance L.P. ("VWAP") as of December 31, 2026. Reference EBITDA for Deep Roots, Proper and Wholesome are US$31.0 million, US$31.0 million, and US$16.0 million, respectively. EBITDA growth is defined as the increase between Reference EBITDA and the higher of 2026 Adjusted EBITDA or trailing nine-month annualized Adjusted EBITDA as of December 31, 2026. In no event shall the number of earnout shares issued under each Merger Agreement exceed the number of shares issued as closing merger consideration in each Merger Agreement.

Each of the Merger Agreements provides for the clawback of up to 50% of the upfront merger consideration (excluding, in the case of Proper and Wholesome, the amounts attributable to Arches, as defined below) on December 31, 2026, if, in each case, (a) 2026 Adjusted EBITDA underperforms 96.5% of the Reference EBITDA, and (b) retail revenue market share or EBITDA margin for 2026 is less (or lower) than 2024 and (c) the 20-day VWAP as of December 31, 2026 is greater than US$1.05 per share. The amount of shares subject to a clawback would be equal to the Acquisition Multiple (as defined in each Merger Agreement) for each of Deep Roots, Proper and Wholesome, respectively, multiplied by the EBITDA shortfall, and subject to certain other adjustments set forth in the applicable Merger Agreement, divided by US$0.52 per share, not to exceed 50% of the upfront consideration.

In connection with the Wholesome Merger Agreement (as defined herein) and Proper Merger Agreement (as defined herein), the Company will include in the stock merger consideration calculation an amount equal to (i) US$11,860,800 for the stockholders of Wholesome and (ii) US$2,139,200 for the stockholders of Proper for all of the outstanding equity interests in Arches IP, Inc. ("Arches") owned by Wholesome and Proper, respectively. Subject to the terms and conditions of the Wholesome Merger Agreement and the Proper Merger Agreement, each of Wholesome, Proper and Arches option holders are collectively entitled to earnout payments based on performance of Arches, based on the greater of US$37.5 million or 5x certain revenue percentages of Arches, with such revenue percentage amounts measured at the higher of trailing-twelve-month or nine-month annualized amounts as of December 31, 2026, paid out using a share price for the Company's subordinate voting shares at the higher of US$1.05 or 20-day VWAP as of December 31, 2026.

In connection with each of the Merger Agreements, the Company will enter into an Investor Rights Agreement with the persons receiving the Company's subordinate voting shares in the Mergers. Each Investor Rights Agreement will require the Company in certain circumstances to prepare and file with the SEC a registration statement covering the resale of the Company's subordinate voting shares issued pursuant to the Merger Agreements, in each case following the expiration of the initial 12 month lock-up period following the closing of the transactions under each Merger Agreement. Each Investor Rights Agreement will also provide such persons with certain piggyback registration rights in certain circumstances.

The closing of each of the Mergers is subject to the closing conditions described below and contained in the Merger Agreements. The Company cannot predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all. Pursuant to rules adopted by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Schedule 14C information statement will be prepared by the Company and filed with the SEC and mailed to the shareholders of the Company relating to shareholder approval of the issuance of the Company's Subordinate Voting Shares in the Mergers and any other approvals required under the rules of the Canadian Stock Exchange, which is expected to be obtained by written consent of the shareholders.

Deep Roots Merger Agreement

On December 18, 2024, the Company, Vireo DR Merger Sub Inc., a Nevada corporation ("DR Merger Sub"), Deep Roots and Shareholder Representative Services LLC, a Colorado limited liability company ("Shareholder Representative") entered into an Agreement and Plan of Merger (the "Deep Roots Merger Agreement"), pursuant to which, following the closing of the Deep Roots Merger, the Company will issue a number of Subordinate Voting Shares in consideration for all of the issued and outstanding shares of Deep Roots equal to the amount of the Estimated Closing Merger Consideration (as defined in the Deep Roots Merger Agreement) divided by US$0.52, subject to a post-closing purchase price adjustment with respect to certain of the estimated items included in the Estimated Closing Merger Consideration. In general, the Estimated Closing Merger Consideration is based upon a multiple of the $31 million Reference EBITDA described above, adjusted for certain items as described in the definition of Closing Merger Consideration in the Deep Roots Merger Agreement, including cash, indebtedness, transaction expenses, working capital, and tax items. Subject to the terms and conditions of the Deep Roots Merger Agreement, at the closing, DR Merger Sub will merge with and into Deep Roots, with Deep Roots surviving as a wholly-owned subsidiary of the Company.

The Subordinate Voting Shares of the Company to be issued by the Company to the stockholders of Deep Roots pursuant to the Deep Roots Merger Agreement will be issued in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506 promulgated under the Securities Act.

The Deep Roots Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of Deep Roots' businesses during the period between the execution of the Deep Roots Merger Agreement and the completion of the Deep Roots Merger, subject to certain exceptions.

The obligation of the parties to consummate the Deep Roots Merger is subject to a number of conditions, including but not limited to receipt of the approval of the Deep Roots Merger by holders of a majority of the outstanding shares of Deep Roots entitled to vote thereon, receipt of the approval of the Company's shareholders as required by the Canadian Stock Exchange by (i) in the case of a shareholder meeting, a majority of the votes cast at such meeting or (ii) in the case of action by written consent of shareholders, by a majority of the outstanding voting power of shares of the Company, the closing of an equity investment in the Company in an aggregate amount at least equal to US$75 million, the appointment by the Board of Directors of the Company (the "Board") of John Mazarakis as the Company's Chief Executive Officer and Co-Executive Chairman, delivery of certain documents and agreements, the accuracy of the representations and warranties of the parties (subject to the materiality standards contained in the Deep Roots Merger Agreement), the receipt of certain regulatory consents and approvals (including under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and approval of the Canadian Stock Exchange), delivery of investor rights agreements and lock-up agreements, Deep Roots having a minimum amount of cash as of the closing, the absence of Deep Roots stockholders exercising appraisal rights, and the absence of a Material Adverse Effect or Parent Material Adverse Effect (as each such term is defined in the Deep Roots Merger Agreement).

Pursuant to the Deep Roots Merger Agreement, the stockholders of Deep Roots will at or prior to the closing enter into lock-up agreements with the Company providing that each such person, for a period of up to 33 months, may not, subject to customary exceptions, offer, issue, sell, transfer or otherwise dispose of the Company's Subordinate Voting Shares issued as closing merger consideration without the prior written consent of the Company. The lock-up agreements provide that the Subordinate Voting Shares acquired by the stockholders of Deep Roots pursuant to the Deep Roots Merger Agreement as closing merger consideration are subject to a lock-up release schedule of 7.5% of shares 12-months post-closing of the Deep Roots Merger, 10% of shares 18-months and 21-months post-closing, 17.5% of shares 24-months post-closing, 15% of shares 27-months post-closing and 20% of shares 30-months and 33-months post-closing. In addition, all such Subordinate Voting Shares of the Company then held by such persons are subject to lock-up during the 6-month period ending December 31, 2026. In addition, any of the Company's Subordinate Voting Shares issued in connection with the earnout payments described above would be subject to lock-up periods following issuance of such earnout shares, with a 20% release per quarter ending at 15 months post-issuance.

The Deep Roots Merger Agreement also contains customary indemnification obligations of the Company and Deep Roots, other obligations of the parties and termination provisions, under which, subject to certain conditions and in certain instances of termination, would require the Company or Deep Roots to pay a termination fee equal to US$6,376,240. The Deep Roots Merger Agreement also provides the parties with certain remedies, including the right to specific performance, in the event of a breach of obligations under the Deep Roots Merger Agreement.

The foregoing description of the Deep Roots Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Deep Roots Merger Agreement, which is included as Exhibit 2.2 to this Form 10-K and is incorporated herein by reference. A copy of the Deep Roots Merger Agreement has been included to provide shareholders with information regarding its terms and conditions and is not intended to provide any factual information about the Company or Deep Roots. The representations, warranties and covenants contained in the Deep Roots Merger Agreement have been made solely for the benefit of the parties to the Deep Roots Merger Agreement, and are not intended as statements of fact to be relied upon by the Company's shareholders, but rather as a way of allocating the risk between the parties to the Deep Roots Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Deep Roots Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Deep Roots Merger Agreement, which disclosures are not reflected in the Deep Roots Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. Accordingly, shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Deep Roots. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Deep Roots Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Annual Report on Form 10-K not misleading. Important information regarding certain risks associated with the Merger Agreements and Mergers are discussed under the heading *"Item 1A. Risk Factors — Risks Related to the Mergers"* of this Annual Report on Form 10-K.

Proper Merger Agreement

On December 18, 2024, the Company, Vireo PR Merger Sub Inc., a Missouri corporation ("PR Merger Sub"), Vireo PR Merger Sub II Inc., a Missouri corporation ("PR Merger Sub II"), Proper Holdings, LLC ("Proper Parent"), Proper and Shareholder Representative entered into an Agreement and Plan of Merger (the "Proper Merger Agreement"), pursuant to which, following the closing of the Proper Mergers, the Company will issue a number of Subordinate Voting Shares in consideration for all of the issued and outstanding shares of each of the Proper entities equal to the amount of the Estimated Closing Merger Consideration (as defined in the Proper Merger Agreement) divided by US$0.52, subject to a post-closing purchase price adjustment with respect to certain of the estimated items included in the Estimated Closing Merger Consideration. In general, the Estimated Closing Merger Consideration is based upon a multiple of the $31 million Reference EBITDA described above, adjusted for certain items as described in the definition of Closing Merger Consideration in the Proper Merger Agreement, including the amounts attributable to Arches as described above, cash, indebtedness, transaction expenses, working capital, and tax items. Subject to the terms and conditions of the Proper Merger Agreement, at the closing, NGH Investments, Inc. will merge with and into PR Merger Sub and Proper Holdings Management, Inc. will merge with and into PR Merger Sub II, with each of PR Merger Sub and PR Merger Sub II surviving as wholly-owned subsidiaries of the Company.

The Subordinate Voting Shares of the Company to be issued by the Company to Proper Parent as the stockholder of Proper pursuant to the Proper Merger Agreement will be issued in reliance upon the exemptions from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506 promulgated under the Securities Act.

The Proper Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of Proper's businesses during the period between the execution of the Proper Merger Agreement and the completion of the Proper Mergers, subject to certain exceptions.

The obligation of the parties to consummate the Proper Mergers is subject to a number of conditions, including but not limited to receipt of the approval of the Company's shareholders a required by the Canadian Stock Exchange by (i) in the case of a shareholder meeting, a majority of the votes cast at such meeting or (ii) in the case of action by written consent of shareholders, by a majority of the outstanding voting power of shares of the Company, the closing of an equity investment in the Company in an aggregate amount at least equal to US$75 million, the appointment by the Board of John Mazarakis as the Company's Chief Executive Officer and Co-Executive Chairman, the appointment by the Board of John Pennington as a director of the Company, the transfer of the CA Credit Agreement (as defined in the Proper Merger Agreement) to NGH Investments, Inc. and Proper Holdings Management, Inc., the completion of the Holdings Restructuring (as defined in the Proper Merger Agreement), delivery of certain documents and agreements, the accuracy of the representations and warranties of the parties (subject to the materiality standards contained in the Proper Merger Agreement), the receipt of certain regulatory consents and approvals (including under the HSR Act and approval of the Canadian Stock Exchange), delivery of an investor rights agreement and lock-up agreement, Proper having a minimum amount of cash as of the closing, and the absence of a Material Adverse Effect or Parent Material Adverse Effect (as each such term is defined in the Proper Merger Agreement).

Pursuant to the Proper Merger Agreement, Proper Parent will at or prior to the closing enter into a lock-up agreement with the Company (and each of the members or other transferees of Proper Parent who would ultimately receive any of the Company's Subordinate Voting Shares from Proper Parent, prior to receipt of any such shares, would enter into a lock-up agreement with the Company) providing that each such person, for a period of up to 33 months, may not, subject to customary exceptions, offer, issue, sell, transfer or otherwise dispose of the Company's Subordinate Voting Shares issued as closing merger consideration without the prior written consent of the Company. The lock-up agreements provide that the Subordinate Voting Shares acquired by Proper Parent and/or the members of Proper Parent pursuant to the Proper Merger Agreement as closing merger consideration are subject to a lock-up release schedule of 7.5% of shares 12-months post-closing of the Proper Mergers, 10% of shares 18-months and 21-months post-closing, 17.5% of shares 24-months post-closing, 15% of shares 27-months post-closing and 20% of shares 30-months and 33-months post-closing. In addition, all such Subordinate Voting Shares of the Company then held by such persons are subject to lock-up during the 6-month period ending December 31, 2026. In addition, any of the Company's Subordinate Voting Shares issued in connection with the earnout payments described above would be subject to lock-up periods following issuance of such earnout shares, with a 20% release per quarter ending at 15 months post-issuance.

The Proper Merger Agreement also contains customary indemnification obligations of the Company or Proper, other obligations of the parties and termination provisions, under which, subject to certain conditions and in certain instances of termination, would require the Company or Proper to pay a termination fee equal to US$4,631,012. The Proper Merger Agreement also provides the parties with certain remedies, including the right to specific performance, in the event of a breach of obligations under the Proper Merger Agreement.

The foregoing description of the Proper Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Proper Merger Agreement, which is included as Exhibit 2.3 to this Annual Report on Form 10-K and is incorporated herein by reference. A copy of the Proper Merger Agreement has been included to provide shareholders with information regarding its terms and conditions, and is not intended to provide any factual information about the Company or Proper. The representations, warranties and covenants contained in the Proper Merger Agreement have been made solely for the benefit of the parties to the Proper Merger Agreement, and are not intended as statements of fact to be relied upon by the Company's shareholders, but rather as a way of allocating the risk between the parties to the Proper Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Proper Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Proper Merger Agreement, which disclosures are not reflected in the Proper Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. Accordingly, shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Proper. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Proper Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Annual Report on Form 10-K not misleading.

Wholesome Merger Agreement

On December 18, 2024, the Company, Vireo WH Merger Sub Inc., a Delaware corporation ("WH Merger Sub"), Wholesome and Shareholder Representative entered into an Agreement and Plan of Merger (the "Wholesome Merger Agreement" and, together with the Deep Roots Merger Agreement and the Proper Merger Agreement, the "Merger Agreements"), pursuant to which, following the closing of the Wholesome Merger, the Company will issue a number of Subordinate Voting Shares in consideration for all of the issued and outstanding shares of Wholesome equal to the amount of the Estimated Closing Merger Consideration (as defined in the Wholesome Merger Agreement) divided by US$0.52, subject to a post-closing purchase price adjustment with respect to certain of the estimated items included in the Estimated Closing Merger Consideration. In general, the Estimated Closing Merger Consideration is based upon a multiple of the $16 million Reference EBITDA described above, adjusted for certain items as described in the definition of Closing Merger Consideration in the Wholesome Merger Agreement, including the amounts attributable to Arches as described above, cash, indebtedness, transaction expenses, working capital, and tax items. Subject to the terms and conditions of the Wholesome Merger Agreement, at the closing, WH Merger Sub will merge with and into Wholesome, with Wholesome surviving as a wholly-owned subsidiary of the Company.

The Subordinate Voting Shares of the Company to be issued by the Company to the stockholders of Wholesome pursuant to the Wholesome Merger Agreement will be issued in reliance upon the exemptions from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506 promulgated under the Securities Act.

The Wholesome Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of Wholesome's businesses during the period between the execution of the Wholesome Merger Agreement and the completion of the Wholesome Merger, subject to certain exceptions.

The obligation of the parties to consummate the Wholesome Merger is subject to a number of conditions, including but not limited to receipt of the approval of the Wholesome Merger by holders of a majority of the outstanding shares of Wholesome entitled to vote thereon, receipt of that approval of the Company's shareholders as required by the Canadian Stock Exchange by (i) in the case of a shareholder meeting, a majority of the votes cast at such meeting or (ii) in the case of action by written consent of shareholders, by a majority of the outstanding voting power of shares of the Company, the closing of an equity investment in the Company in an aggregate amount at least equal to US$75 million, the appointment by the Board of John Mazarakis as the Company's Chief Executive Officer and Co-Executive Chairman, delivery of certain documents and agreements, the accuracy of the representations and warranties of the parties (subject to the materiality standards contained in the Wholesome Merger Agreement), the receipt of certain regulatory consents and approvals (including under the HSR Act and approval of the Canadian Stock Exchange), delivery of investor rights agreements and lock-up agreements, Wholesome having a minimum amount of cash as of the closing, the absence of Wholesome stockholders exercising appraisal rights, and the absence of a Material Adverse Effect or Parent Material Adverse Effect (as each such term is defined in the Wholesome Merger Agreement).

Pursuant to the Wholesome Merger Agreement, the stockholders of Wholesome will at or prior to the closing enter into lock-up agreements with the Company providing that each such person, for a period of up to 33 months, may not, subject to customary exceptions, offer, issue, sell, transfer or otherwise dispose of the Company's Subordinate Voting Shares issued as closing merger consideration without the prior written consent of the Company. The lock-up agreements provide that the Subordinate Voting Shares acquired by the stockholders of Wholesome pursuant to the Wholesome Merger Agreement as closing merger consideration are subject to a lock-up release schedule of 7.5% of shares 12-months post-closing of the Wholesome Merger, 10% of shares 18-months and 21-months post-closing, 17.5% of shares 24-months post-closing, 15% of shares 27-months post-closing and 20% of shares 30-months and 33-months post-closing. In addition, all such Subordinate Voting Shares of the Company then held by such persons are subject to lock-up during the 6-month period ending December 31, 2026. In addition, any of the Company's Subordinate Voting Shares issued in connection with the earnout payments described above would be subject to lock-up periods following issuance of such earnout shares, with a 20% release per quarter ending at 15 months post-issuance.

The Wholesome Merger Agreement also contains customary indemnification obligations of the Company or Wholesome, other obligations of the parties and termination provisions, under which, subject to certain conditions and in certain instances of termination, would require the Company or Wholesome to pay a termination fee equal to US$3,394,217. The Wholesome Merger Agreement also provides the parties with certain remedies, including the right to specific performance, in the event of a breach of obligations under the Wholesome Merger Agreement.

The foregoing description of the Wholesome Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Wholesome Merger Agreement, which is included as Exhibit 2.4 to this Annual Report on Form 10-K and is incorporated herein by reference. A copy of the Wholesome Merger Agreement has been included to provide shareholders with information regarding its terms and conditions, and is not intended to provide any factual information about the Company or Wholesome. The representations, warranties and covenants contained in the Wholesome Merger Agreement have been made solely for the benefit of the parties to the Wholesome Merger Agreement, and are not intended as statements of fact to be relied upon by the Company's shareholders, but rather as a way of allocating the risk between the parties to the Wholesome Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Wholesome Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Wholesome Merger Agreement, which disclosures are not reflected in the Wholesome Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. Accordingly, shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Wholesome. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Wholesome Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Annual Report on Form 10-K not misleading.

Memorandum of Understanding with Bill's Nursery, Inc.

Effective as of December 18, 2024, the Company and Bill's Nursery, Inc. ("Bill's") entered into a binding Memorandum of Understanding (the "MOU"). Subject to the terms and conditions of the MOU, the Company intends to negotiate and enter into an Agreement and Plan of Merger with Bill's (the "Bill's Merger Agreement"), pursuant to which a newly incorporated subsidiary of the Company would merge with and into Bill's, with Bill's surviving as a wholly-owned subsidiary of the Company (the "Proposed Transaction"). The principal terms of the MOU are as follows:

·   the Company would issue 210,000,000 subordinate voting shares of the Company at a per-share value of US$0.52 per share in consideration of all of the issued and outstanding shares of Bill's;

·   the Bill's Merger Agreement would be expected to provide (i) stockholders of Bill's with an earn-out payment to be reasonably agreed upon between the Company and Bill's, (ii) a clawback of up to 95,000,000 subordinate voting shares of the Company, subject to Bill's performance during the fiscal year 2026 and (iii) customary covenants with respect to the operation of Bill's and the Company from and after the closing of the Proposed Transaction;

·   Bill's and the Company will each be responsible for their respective costs, expenses and fees incurred in connection with the negotiation, preparation and execution of the Bill's Merger Agreement and the completion of the Proposed Transaction;

·   during the period commencing upon the full execution of the MOU and ending at 5:00 p.m., Eastern Standard Time, on February 23, 2025 (the "Exclusivity Period"), neither Bill's nor its subsidiaries nor anyone acting on their respective behalf will engage in any efforts to, and will not knowingly, directly or indirectly, through any officer, employee, director, representative, parent, affiliate, broker, advisor or otherwise: (a) solicit, initiate or entertain the submission of inquiries, proposals or offers from any corporation, partnership, person or other entity, person or group relating to, directly or indirectly, (i) any acquisition or purchase of, or any debt, convertible debt, equity or profit sharing interest, voting rights or control rights in (A) Bill's, (B) any of the Bill's subsidiaries or controlled affiliates or (C) any operating company that has a management services agreement with Bill's or any of its subsidiaries or controlled affiliates, or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of any of the assets of Bill's, its subsidiaries or controlled affiliates (other than sales of inventory on commercial terms in the ordinary course of business) (each an "Acquisition Proposal"); or (b) participate or engage in, in each case directly or indirectly, any negotiations or other discussions relating to any Acquisition Proposal; and

·   on December 20, 2024, the Company paid to Bill's an amount in cash equal to US$1 million and, in the event that the parties do not execute and deliver the Bill's Merger Agreement by the end of the Exclusivity Period, Bill's will pay to the Company an amount in cash equal to US$1.25 million within two business days of the end of such period. If the parties execute and deliver the Bill's Merger Agreement, the US$1 million paid by the Company will be repaid by Bill's in connection with the closing of the Proposed Transaction.

·   On February 21, 2025, the Company entered into a letter agreement (the "Second Letter Agreement") with Bill's Nursery, Inc., whereby the parties confirmed that they have paused their negotiations concerning the Definitive Agreement, as defined in the MOU effective as of December 18, 2024 between the parties, and as such the exclusivity period has expired. The parties also agreed in the Second Letter Agreement to amend the provision in Section 4 of the MOU providing that, in the case the parties do not execute and deliver a Definitive Agreement, that Bill's Nursery, Inc. shall pay to the Company US$1.25 million within two business days. The Second Letter Agreement amends Section 4 to provide that such payment shall be in the amount of US$1 million to be paid within 45 calendar days. Except as so modified, the parties' obligations under the MOU remain otherwise unchanged.

The foregoing description of the MOU is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the MOU, which is included as Exhibit 10.80 to this Annual Report on Form 10-K and the Letter Agreement dated January 23, 2025 between the Company and Bill's, which is included as Exhibit 10.86 to this Annual Report on Form 10-K, both of which are incorporated herein by reference.

Description of the Business

Overview of the Company

Vireo is the holding company for Vireo U.S., a United States-based multi-state cannabis company that operates through its license-holding subsidiaries, with significant operations in three core markets: Maryland, Minnesota, and New York. In June 2023, we sold our operations in the New Mexico market, where we previously conducted business. We are committed to a science-focused approach to providing patients and adult-use customers with high-quality cannabis products. Our operations include cultivating cannabis in environmentally friendly environments, manufacturing pharmaceutical-grade cannabis extracts, and distributing our products through both Company-owned and third-party dispensaries. We currently serve thousands of customers each month.

All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which is referred to as medical cannabis or medical marijuana. In addition, all of the states in which we operate have adopted legislation to permit the use of cannabis products by adults ages 21 and older, which is referred to as recreational- or adult-use cannabis or recreational- or adult-use marijuana.

Our principal locations and type of operation are listed below:

Location	Nature and Status of Operations	Opened or Acquired
Hurlock, Maryland	Fully operational processing facility	Opened in 2018
Baltimore, Maryland	Fully operational dispensary facility	Acquired in 2021
Frederick, Maryland	Fully operational dispensary facility	Opened in 2021
Massey, Maryland	Fully operational cultivation facility	Opened in 2021
Holland, Massachusetts	Cultivation land purchased; pre-development	Acquired in 2019
Otsego, Minnesota	Fully operational cultivation and processing facility	Opened in 2015
Elk River, Minnesota	Cultivation and processing facility in development	In development
Minneapolis, Minnesota	Fully operational dispensary facility	Opened in 2015
Bloomington, Minnesota	Fully operational dispensary facility	Opened in 2016
Moorhead, Minnesota	Fully operational dispensary facility	Opened in 2015
Rochester, Minnesota	Fully operational dispensary facility	Opened in 2015
Hermantown, Minnesota	Fully operational dispensary facility	Opened in 2020
Blaine, Minnesota	Fully operational dispensary facility	Opened in 2020
Burnsville, Minnesota	Fully operational dispensary facility	Opened in 2020
Woodbury, Minnesota	Fully operational dispensary facility	Opened in 2020
Caliente, Nevada	Held for sale	Acquired in 2021
Johnstown, New York	Fully operational cultivation and processing facility	Opened in 2016
Colonie, New York	Fully operational dispensary facility	Opened in 2016
Elmhurst, New York	Fully operational dispensary facility	Opened in 2016
Johnson City, New York	Fully operational dispensary facility	Opened in 2016
White Plains, New York	Fully operational dispensary facility	Opened in 2016

Our mission is to provide patients and consumers with best-in-class cannabis products and expert advice, informed by medicine and science. We also are seeking to develop intellectual property that is complementary to our mission, including novel product formulations, novel delivery systems and harm-mitigation processes.

We have developed proprietary cannabis strains, cultivation methods, carbon dioxide extraction, ethanol extraction, and other processes related to the production, refinement, and packaging of cannabis products. We have documented the relevant processes in the form of standard operating procedures and work instructions, which are only shared with third parties when absolutely required and then only upon receipt of written non-disclosure agreements.

We have sought and continue to seek to protect our trademark and service mark rights. Because the cultivation, processing, possession, transport and sale of cannabis and cannabis-related products remain illegal under the Controlled Substances Act (as defined below) we are not able to fully protect our intellectual property at the federal level. As a result, we have sought and continue to seek federal registrations in limited classes of goods and services and have obtained several state registrations.

The Cannabis Industry and Business Lines of the Company

According to market research projections by cannabis researcher Brightfield Group, U.S. sales of legal cannabis are expected to reach over $50 billion by 2026.

As described further below, United States federal law now bifurcates the legality of "hemp" (defined as any part of the Cannabis sativa L plant —including any seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers thereof, whether growing or not —with a tetrahydrocannabinol ("**THC**") concentration of less than 0.3% on a dry weight basis) from "marihuana" (also commonly known as "marijuana"). For purposes of this filing, the term "cannabis" means "marihuana" as set forth in the Controlled Substances Act (21 U.S.C. § 811) (the "**Controlled Substances Act**") and is used interchangeably with the term "marijuana."

To date, in the United States, medical cannabis has been legalized in 40 states and the District of Columbia, while 24 states and the District of Columbia have approved cannabis for recreational use by adults (also known as "adult-use").

We strive to meet best-in-class health, safety and quality standards relating to the growth, production and sale of cannabis medicines, and consumer products. Our offerings include cannabis flower, cannabis oil, cannabis topicals, orally ingestible tablets and capsules, and vaporizer pens and cartridges.

We are a vertically integrated cannabis company that operates from "seed-to-sale." We have three business lines:

    i.   <u>Cultivation</u>: We grow cannabis in outdoor, indoor and greenhouse facilities. Our expertise in growing enables us to produce award-winning and proprietary strains in a cost-effective manner. We sell our products in company-owned or -managed dispensaries and to third parties where lawful.

    ii.   <u>Production</u>: We convert cannabis biomass into formulated oil using a variety of extraction techniques. Some of this oil is used to produce consumer products such as vaporizer cartridges and edibles, and some is sold to third parties in jurisdictions where this practice is lawful.

    iii.   <u>Retail Dispensaries</u>: We operate retail dispensaries that sell proprietary and, where lawful, third-party cannabis products to retail customers and patients.

Cultivation Facilities

We have rights to operate cultivation facilities in three states. Although pricing pressure for dried flower in several mature cannabis markets has led some operators to eschew cultivation, in certain markets the transition from medical-only to adult-use cannabis has increased wholesale market prices significantly. We believe that our cultivation operations provide certain other benefits, including:

    i.   <u>Low Cost</u>: We continually seek ways to optimize our growing processes and minimize expenses. By having control over our own cultivation, we can reduce input costs and maximize margins. We believe that production at scale is critical to drive down unit cost.

    ii.   <u>Product Availability</u>: Control over our cultivation facilities allows us to monitor and update the product mix in our dispensaries to meet evolving demand, particularly regarding strain selection and diversity.

    iii.   <u>Quality Assurance</u>: Quality and safety are critically important to us and our customers. Controlling our growing processes greatly reduces the risk of plant contamination or infestation, and we believe that consistently high-quality products can demand higher retail prices.

Our focus on quality, potency, strain diversity and scalable production is vital because we believe that the wholesale market for cannabis plant material will become increasingly price-competitive over time as more companies enter this industry segment. We believe that manufacturers and retailers that source high-quality, low-cost plant material will have a significant advantage in the medium and long term.

Cultivation

We have rights to operate cultivation facilities in three states. Although pricing pressure for dried flower in several mature cannabis markets has led some operators to eschew cultivation, in certain markets the transition from medical-only to adult-use cannabis has increased wholesale market prices significantly. We believe that our cultivation operations provide certain other benefits, including:

> iv. Low Cost: We continually seek ways to optimize our growing processes and minimize expenses. By having control over our own cultivation, we can reduce input costs and maximize margins. We believe that production at scale is critical to drive down unit cost.

> v. Product Availability: Control over our cultivation facilities allows us to monitor and update the product mix in our dispensaries to meet evolving demand, particularly regarding strain selection and diversity.

> vi. Quality Assurance: Quality and safety are critically important to us and our customers. Controlling our growing processes greatly reduces the risk of plant contamination or infestation, and we believe that consistently high-quality products can demand higher retail prices.

Our focus on quality, potency, strain diversity and scalable production is vital because we believe that the wholesale market for cannabis plant material will become increasingly price-competitive over time as more companies enter this industry segment. We believe that manufacturers and retailers that source high-quality, low-cost plant material will have a significant advantage in the medium and long term.

Cultivation and Production Facilities

Except for our bifurcated cultivation-only and production-only facilities in Maryland, we operate combined cultivation and production facilities. Each cultivation and production facility focuses primarily on the development of cannabis products and dried cannabis plant material for medical and other consumer use, as well as the research and development of new strains of cannabis. At all our facilities, we focus on consumer safety and maintaining strict quality control. The methods we employ result in consistent production of high-quality products and minimize product recalls and complaints from patients and adult-use customers.

Our cultivation business line operates year-round, although operations and sales trends in select markets exhibit seasonal fluctuations. In some regions, outdoor cultivation opportunities arise seasonally, and sales may be impacted during summer and winter months. Additionally, promotional activity often increases around specific industry events and holidays, including April 20, July 10 and Green Wednesday (the Wednesday before Thanksgiving).

We operate the following cultivation and production facilities as of the close of business on March 4, 2025:

Maryland:	• We operate one cultivation facility of approximately 110,000 square feet total, with 42,814 square feet of greenhouse flowering canopy, and one production facility of approximately 30,000 square feet. • In March 2021, we transferred the cultivation license from our formerly co-located cultivation and processing facility to another facility consisting of approximately 110,000 square feet of greenhouse space and associated land and buildings. The production operation remains at the original combined cultivation and processing facility. • We have a number of customers; our results of operations and financial results in Maryland are not dependent upon sales to one or a few major customers.
Minnesota	• Currently operate one cultivation and production facility of approximately 90,000 square feet total, with 38,400s square feet of greenhouse flowering canopy. • Additional 110,000 square foot operation with 30,000 square feet of indoor flowering canopy is under construction and intended primarily to support the adult-use market when adult-use sales commence. • We have a large number of customers; our results of operations and financial results in Minnesota are not dependent upon sales to one or a few major customers.
New York	• Currently operate approximately 160,000 square feet of cultivation and production space total, with 13,280 square feet of operational indoor flowering canopy. An additional 29,040 square feet of indoor flowering canopy is under construction and intended primarily to support the adult-use market. • We purchase a modest portion of our manufactured products inventory from several other registered organizations. • We have a large number of customers; our results of operations and financial results in New York are not dependent upon sales to one or a few major customers.

Manufacturing

We manufacture, assemble, and package cannabis finished goods across a variety of product segments:

    i.   <u>Inhalable</u>: flower and trim; dabbable concentrates (*e.g.*, hash, rosin, temple balls); distillate pre-filled vaporizer pens and cartridges; pre-rolls; and distillate syringes.

    ii.   <u>Ingestible</u>: edibles; tablets; softgels; oral solutions; oral sprays; tinctures; and lozenges.

    iii.   <u>Topicals</u>: balms and topical bars.

We have wholesale operations in Maryland, Minnesota, and New York. Manufactured products are sold to third parties, where allowed, and are also distributed to Company-owned and operated retail dispensaries.

Supply Chain

We are vertically integrated in the markets in which we operate. In the normal course of our business, we purchase input materials and components used in the cultivation, processing, manufacture, and distribution of our products. No individual supplier represents a significant portion of our purchases or poses a material risk to our operations.

Principal Products or Services

Our brands include:

- Vireo Spectrum™ brand pre-filled distillate vaporizer pre-rolls, flower, pens and cartridges, syringes, bulk oil, edibles, softgels, tablets, oral solutions, oral spray, topical bars, and topical balms;

- Vireo Selects™ brand distillate and live terpene vaporizer pens, disposable vaprozier pens, and syringes

- 1937™ brand distillate and live terpene vaporizer pens and cartridges, disposable vaporizer pens, flower and trim, and dabbable concentrates;

- Boundary Waters™ pre-roll products, RSO Gummies, Half Gram Vapes, disposable vaporizer pens, and hemp derived beverages;

- Hi-Color™ edibles;

- Kings and Queens™ concentrates, including live and cured resin badder, budder, sugar, and sauce; and Infused Pre-rolls and Live Resin Pre-filled Vaporizer Cartridges

- Simple™ brand distillate vaporizer cartridges, disposable vaporizer cartidges, and flower

- Dr. Westwater™ Topical Balms

- Small A$$ Bud™ flower

- Hi*AF™ distillate vaporizer disposable pens and pre-filled cartridges and hemp derived beverages

- Various other flower and trim brands.

The following table shows which principal manufactured products we currently sell at our dispensaries in our various markets:

Market	Principal Products
Maryland	1937 Vape Cartridges; 1937 Disposable Vape Pens, 1937 Concentrates; 1937 Pre-Rolls; 1937 Pre-Pack Flower; 1937 Bulk Flower; 1937 Bulk Trim; Hi-Color™ edibles; 1937 RSO Syringes, Kings and Queens™ concentrates, Hi-Roller Infused Pre-Roll Kits, infused pre-rolls, and vape cartridges; Small A$$ Buds bulk flower, Hi*AF™ distillate vaporizer disposable pens and pre-filled cartridges
Minnesota	Vireo Selects Vape Cartridges and Syringes, Vireo Spectrum Vapes, Vireo Spectrum Flower and Pre-Rolls, Boundary Waters Pre-Rolls, Vireo Spectrum Capsules; Vireo Spectrum Tincture; Vireo Spectrum Oral Solution; Vireo Spectrum Oral Spray; Vireo Spectrum Syringe/Bulk Oil; Vireo Spectrum Tablet; Vireo Spectrum Topical Balm; Vireo Spectrum Topical Bar, Simple Vape Cartridges and Bulk Flower, Dr. Westwater Topical Balms, Boundary Waters RSO Gummies, Boundary Waters Vapes, Boundary Waters Flower, Boundary Waters Hemp Derived Beverages, Hi*AF Hemp Derived Beverages, HiTide Hemp Derived Beverages, HiCOLOR Hemp Derived Edibles, Limited Salad Flower, Vireo Spectrum Edibles.
New York	Vireo Selects Vape Cartridges, Vireo Spectrum Vape Cartridges; Hi-Color™ edibles, Vireo Spectrum Syringes/Bulk Oil; Vireo Spectrum Softgel; Moonlight Softgel; Vireo Spectrum Oral Solution; Vireo Spectrum Oral Spray; Vireo Spectrum Balm; Vireo Spectrum Flower; Vireo Spectrum Pre-Rolls, Simple Vape Cartridges, Simple 14g/28g Small Bud Flower, Hi*AF Vape Cartridges, Hi*AF Disposable Vape Pens, 1937 Indoor Flower.

Retail Strategy

We have invested substantial resources in developing customer-friendly store designs and floorplans. In 2020, we began constructing new dispensaries using a modern layout and refreshed color scheme tied to the Green Goods™ trademark, and we have also been converting existing dispensaries to this new theme.

Members of our management team have experience in real estate development, which has enabled us to secure premium locations for some of our dispensaries. We typically target locations with high foot traffic, good visibility, and proximity to densely populated residential areas. We also elevate factors such as location characteristics, vehicular traffic, local demographics, and competitor proximity when selecting retail locations.

Principal Business Objectives

Our principal business objectives over the next 12-month period include achieving positive operating cash flow through cost discipline, operational excellence, and product quality; improving the quality and efficiency of flower production in Maryland and Minnesota; pursuing non-core asset divestitures; managing the balance sheet with capital partners to grow into being a strong credit.

Employees and Human Capital Resources

As of February 15, 2025 we had 520 employees, 419 of whom were full time employees. Certain of our employees in Maryland, Minnesota and New York are represented by local offices of the United Food and Commercial Workers International Union ("**UFCW**"). The collective bargaining agreements with the employees in these states expire as follows:

State	Agreement Expiration
Maryland	October 31, 2024
Minnesota	November 22, 2026
New York (Security)	October 31, 2024
New York (non-drivers)	October 31, 2024
New York (drivers)	December 31, 2024

Our collective bargaining agreements in New York and Maryland have expired and negotiations are in progress. We anticipate a resolution and consider our overall relationships with our employees, UFCW, and Local 811 to be positive.

Our human capital objectives focus on attracting, developing, retaining, and engaging a talented workforce. Our compensation program is designed to be competitive and aligned with both individual and company performance. We are committed to fostering a collaborative and results-driven culture that supports the execution of our strategic goals.

Research and Development

Our former research and development activities primarily focused on developing new, innovative, and patent-protectable products for the cannabis market. These efforts have focused on novel cannabinoid formulations as well as accessory products designed to improve the cannabis consumption experience. We also experimented with plant spacing and nutrient blends, cannabis variety trialing and improved pest management techniques. We also engaged in research and development activities focused on developing new extracted or infused products.

Patents and Trademarks

We hold two patents for "Tobacco Products with Cannabinoid Additives and Methods for Reducing the Harm Associated with Tobacco Use" (US Patents 10,369,178 and 10,702,565) and have a number of other patents pending with the United States Patent and Trademark Office ("**USPTO**").

We have successfully registered the trademarks Vireo Health®, Green Goods®, and 1937® with the USPTO.

Competitive Conditions and Position

Historically, Vireo U.S. won licenses in competitive, merit-based selection processes through wholly-owned subsidiary applicants. We pursued opportunities in limited license markets with higher barriers to entry presenting an opportunity for higher returns or the development of strategic opportunities.

The industry is highly competitive with many operators, including large multi-state operators and smaller regional and local enterprises. We face competition from other companies that have greater resources, enhanced access to public equity and debt markets, superior cultivation and manufacturing capabilities, lower operating costs, better-located retail facilities, more experienced management, or that may be more mature as businesses. There are several multi-state operators that we compete directly with in some of our operating markets. Aside from current direct competition, other operators that are sufficiently capitalized to enter the Company's markets through new licensure or acquisitive growth are also considered potential competitors. Similarly, if and to the extent we continue to enter new markets, we will encounter new direct competitors.

See "*Item 1A. Risk Factors — Risks Related to our Business Operations — We face intense competition in a new and rapidly growing industry by other licensed companies with more experience and financial resources than we have and by unlicensed and unregulated participants.*"

Regulation of Cannabis in the United States

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we operate through our subsidiaries.

Federal Regulation

We currently directly derives a substantial portion of our revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2024, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of New York, Minnesota, and Maryland as permitted within such states under applicable state law.

U.S. federal law, however, continues to prohibit cannabis activities. The U.S. Supreme Court has ruled that Congress has the constitutional authority to enact the existing federal prohibition on cannabis. The federal government regulates drugs under the Controlled Substances Act, which places controlled substances—including marijuana—in specific schedules. Marijuana is classified as a Schedule I drug, meaning it is defined as a substance with a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use under medical supervision. With limited exceptions, such as Epidiolex (a pharmaceutical derived from the cannabis extract cannabidiol ("**CBD**")), and certain drugs incorporating synthetically derived cannabinoids (*i.e.*, Marinol, Syndros, and Cesamet), the U.S. Food and Drug Administration ("**FDA**") has not approved marijuana as a safe and effective drug for any indication. Moreover, under the Agriculture Improvement Act of 2018 (commonly referred to as the 2018 Farm Bill), marijuana remains a Schedule I controlled substance under the Controlled Substances Act, with the exception of hemp and extracts derived from hemp.

State laws regulating cannabis are in direct conflict with the Controlled Substances Act. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal; any such acts are criminal acts under federal law under the Controlled Substances Act. While our activities comply with applicable state and local laws, strict adherence to those laws does not absolve the Company of liability under federal law nor provide a defense against federal enforcement actions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not restrict the applicability of such laws within their jurisdictions. Unless and until the Congress amends the Controlled Substances Act with respect to cannabis—of which the timing and scope are uncertain—there is a risk that federal authorities may enforce current federal law. We continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. Although our operations are in material compliance with all applicable state laws, regulations and licensing requirements, they remain subject to federal law. If the Department of Justice (the "**DOJ**") were to aggressively pursue debt or equity owners of cannabis-related business and if U.S. Attorneys acted accodingly, the Company could face: (i) seizure of its cash and other assets used to support, or derived from, its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the Controlled Substances Act for aiding, abetting, and conspiring to violate the Controlled Substances Act by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis. Additionally, as affirmed by U.S. Customs and Border Protection, non-citizen employees, directors, officers, managers, and investors in cannabis-related businesses face the risk of being barred from entry into the U.S. for life.

U.S. Department of Justice and Attorney General Memorandums

In August 2013, then-Deputy Attorney General James Cole authored a memorandum (the "**Cole Memorandum**") addressed to all United States district attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance, several states had enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined DOJ enforcement priorities, noting that in jurisdictions with robust regulatory and enforcement systems, conduct in compliance with state laws was less likely to trigger federal prosecution. However, the memorandum did not provide specific guidelines for what constituted sufficient regulatory oversight. Rather, DOJ provided eight enforcement priorities which, if implicated, justified federal intervention in state-legal cannabis activities. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant priorities related to cannabis (for example, preventing the distribution of cannabis to minors, and preventing revenue from the sale of cannabis from going to criminal enterprises, gangs, and cartels).

In March 2017, then-Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit. However, on January 4, 2018, Mr. Sessions issued a memorandum rescinding and superseding the Cole Memorandum effective immediately (the "**Sessions Memorandum**"). The Sessions Memorandum stated, in part, that current law reflects Congress' determination that cannabis is a dangerous drug and cannabis activity is a serious crime, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to marijuana activities. Consequently, federal prosecutors now have broad discretion in pursuing cannabis-related prosecutions, even where state laws permit such activities. The ongoing conflict between federal and state laws represents a significant risk factor for the Company.

As an industry best practice, despite the rescission of the Cole Memorandum, we continue to:

- Ensure that the operations of our subsidiaries and business partners comply with all licensing requirements set forth with regards to cannabis operations by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, we retain appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of our operations with all applicable regulations.

- The activities relating to cannabis businesses adhere to the scope of the licensing obtained for such businesses. For example, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of cannabis.We only work through licensed operators, which must pass a range of requirements, adhere to strict business practice standards, and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs, and cartels.

- We conduct reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

- Our subsidiaries have implemented inventory-tracking systems and necessary procedures to ensure that inventory is effectively tracked, and the diversion of cannabis and cannabis products is prevented.

The risk of federal enforcement and other risks associated with the Company's business are described under "*Item 1A. Risk Factors — Risks Related to the Regulatory System and Business Environment for Cannabis.*"

Regulation of the Cannabis Market at State and Local Levels

Below is a summary overview of the licensing and regulatory framework in the states where Vireo or our subsidiaries are currently operating.

Maryland

Maryland Regulatory Landscape

Maryland first enacted legal protections for medical cannabis patients in 2003, creating an affirmative defense for patients charged with possession of less than one ounce of cannabis. In 2013, lawmakers expanded the affirmative defense to protect cannabis caregivers, authorized the use of marijuana for investigational medical purposes, and established the Natalie M. LaPrade Medical Marijuana Commission ("**MMCC**") to develop, approve and monitor cannabis academic study programs.

In 2014, legislation was enacted to establish a state-regulated medical cannabis program and expand the MMCC's regulatory authority; the law was signed in April 2014, and the program became operational on December 1, 2017. The market is divided into three primary classes of licenses: dispensary, cultivation, and processing. Pre-approvals for medical cannabis dispensary license were issued to 102 dispensaries from a pool of over 800 applicants, while 15 processing licenses were awarded from 124 applicants and 15 cultivation licenses from 145 applicants.

The medical cannabis program was designed to allow access to medical cannabis for patients with qualifying medical conditions, including chronic pain, nausea, seizures, glaucoma, and post-traumatic stress disorder (PTSD).

MaryMed LLC, an indirect wholly-owned subsidiary of Vireo, was awarded a vertically integrated medical marijuana license in 2016.

In April 2018, Maryland lawmakers agreed to expand the state's medical cannabis industry by adding another 20 licenses —7 for cultivation and 13 for processing. Permitted products for sale and consumption include oil-based formulations, dry flower, edibles, and other concentrates.

Maryland voters approved a referendum to legalize adult-use cannabis on November 8, 2022. In May 2023, the Maryland General Assembly repealed the MMCC's authorization under the Cannabis Reform Act of 2023, and the MMCC's functions were transferred to the newly established Maryland Cannabis Administration (the "**MCA**"). Adult-use legalization went into effect on July 1, 2023.

Licenses in Maryland

As of March 4, 2025, we operate two (2) medical and adult-use dispensaries, a cultivation license, and a processor license in the State of Maryland. The Company also manages two (2) medical and adult-use dispensaries pursuant to management agreements with licensees.

Maryland Licenses and Regulations

Maryland licenses are valid for five years after required fees are paid and provided that the business remains in good standing. Renewal requests are typically communicated through email from the MCA and include a renewal form.

<u>Maryland Reporting Requirements</u>

The State of Maryland uses Marijuana Enforcement Tracking Regulation and Compliance system (METRC) as the state's computerized track and trace ("**T&T**") system for seed-to-sale**.** Individual licensees, whether directly or through third-party integration systems, are required to transmit data to the state to meet all reporting requirements. We use a third-party application for our computerized seed to sale software, which integrates with the state's METRC program and captures the required data points for cultivation, manufacturing and retail as required under Maryland law.

Minnesota

<u>Minnesota Regulatory Landscape</u>

Minnesota legalized medical marijuana on May 29, 2014, when Governor Mark Dayton signed the Minnesota Medical Cannabis Act into law. The state's medical program officially launched on July 1, 2015, allowing registered patients to access cannabis products from state-approved dispensaries to treat a set of nine qualifying medical conditions, which has since been expanded to 15. The program was regulated and administered by the Minnesota Department of Health, which oversaw all cultivation, production, and distribution facilities. The state authorized only two vertically integrated medical cannabis manufacturer licenses—LeafLine Labs and Minnesota Medical Solutions. Initially, each manufacturer was permitted up to four distribution facilities across the state; Minnesota now allows a manufacturer to operate eight distribution facilities, which may include the manufacturer's single location for cultivation, manufacturing, packaging, and processing, although including that location is not required.

Medical cannabis was initially provided to patients in several forms, including dried cannabis, liquid formulations, pills, and topical (lotions, balms, and patches); it was also delivered via vaporized delivery methods that did not require the use of dried leaves, as well as in water-soluble cannabinoid multi-particulates (*e.g.*, granules, powders, and sprinkles) and orally dissolvable products (*e.g.*, lozenges, gums, mints, buccal tablets, and sublingual tablets).

Minnesota has implemented a process for monitoring and evaluating the health impacts of medical cannabis on patients which will be used to help patients and health professionals grow their understanding of the benefits, risks, and side effects of medical cannabis.

On May 30, 2023, the Governor of Minnesota signed into law House File No. 100 ("**H.F. 100**") of the 2022 Session, Chapter 63, a bill of an act relating to adult-use cannabis. As a result, many marijuana reform laws went into effect August 1, 2023, including adult use legalization, rescheduling under Minnesota's Controlled Substance Act, allowing 21 years of age or older to possess or transport two ounces or less of adult-use cannabis, or eight grams or less of adult-use cannabis concentrate, edible cannabis products or lower-potency hemp edibles infused with a combined total of 800 milligrams or less of tetrahydrocannabinol, and legalizing home grow of up to four mature plants per residence. On July 1, 2024, pursuant to H.F. 100, the powers and duties of the Minnesota Department of Health with respect to the medical cannabis program were transferred to the Minnesota Office of Cannabis Management.

The adult-use cannabis program is expected to commence in 2025.

<u>Licenses and Permits in Minnesota</u>

Today, Vireo Health of Minnesota, LLC ("**Vireo Minnesota**") (f/k/a Minnesota Medical Solutions and an indirect wholly-owned subsidiary of Vireo) is one of two licensed medical cannabis manufacturers and is responsible for cultivating, processing, and dispensing medical cannabis to registered patients through its eight medical marijuana dispensaries in the state.

Our manufacturer license was awarded in 2015 through merit-based license application processes. Merit-based license awards require limited investment and thus present high-return opportunities. We believe that our medical and scientific expertise helped us develop a competitive advantage in the marketplace.

Vireo Minnesota holds one vertically-integrated medical cannabis license to operate one cultivation and production facility in Otsego, MN and eight retail medical cannabis dispensaries in the state of Minnesota, located in Blaine, Bloomington, Burnsville, Hermantown, Rochester, Minneapolis, Moorhead, and Woodbury.

<u>Minnesota Licenses and Regulations</u>

We currently operate eight retail dispensaries and one cultivation and production facility of approximately 90,000 square feet. Recent changes to the state's qualifying conditions for medical cannabis patients have contributed to increases in patient enrollment.

Minnesota state licenses are renewed every two years. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and no material violations are noted, the Company expects to receive the applicable renewed license in the ordinary course of business. While the Company's compliance controls are designed to mitigate the risk of any material violations, there is no assurance that our license will be renewed in a timely manner. Any unexpected delays or costs in the renewal process could materially and adversely affect our operations and financial results.

<u>Minnesota Reporting Requirements</u>

The State of Minnesota uses Marijuana Enforcement Tracking Regulation and Compliance system (METRC) as the state's computerized T&T system for seed-to-sale. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. We use a third-party application for our computerized seed to sale software, which integrates with the state's Metrc program and captures the required data points for cultivation, manufacturing and retail as required.

New York

<u>New York Regulatory Landscape</u>

In 2014, the New York State Senate passed legislation to fully legalize medical marijuana, leading to the establishment of the Medical Cannabis Program. The Compassionate Care Act was signed into law on July 5, 2014. In July 2015, Vireo Health of New York LLC (f/k/a Empire State Health Solutions LLC) ("**Vireo New York**"), an indirect wholly-owned subsidiary of Vireo, secured one of the five available medical cannabis licenses (known as a registered organization) in the state, enabling the company to cultivate, process, and dispense medical cannabis products to registered patients.

In January 2022, the law was expanded to remove a previous list of qualifying conditions, allowing patients to use medical cannabis for any condition that could be treated with it as recommended by their doctor. The Marihuana Regulation & Taxation Act was signed into law on March 31, 2021, legalizing adult-use cannabis in New York State. MRTA established the OCM, governed by a Cannabis Control Board to comprehensively regulate adult-use, medical, and hemp cannabis. The OCM released its final rules and regulations governing the adult-use industry in September 2023, and has begun to issue licenses.

Physicians, nurse practitioners, and physician assistants must complete a New York State Department of Health ("**NYSDOH**")–approved course (either a two-hour or four-hour program, as applicable) and register with the NYSDOH Medical Marijuana Program to certify patients for medical cannabis.

Before issuing a certification, practitioners are required to consult the New York State Prescription Monitoring Program Registry to review the patient's controlled substance history. Once a patient is certified, they are automatically registered and provided with a registry identification number—which, along with a government-issued photo ID, enables them to purchase medical cannabis at licensed dispensaries.

Furthermore, certified patients may designate up to five caregivers to assist with the acquisition, transportation, and administration of medical cannabis products. These designated caregivers must also register with the NYSDOH to obtain their own registry identification.

There are ten registered organizations, each holding a vertically integrated license permitting the cultivation, manufacture, transport, distribution, and dispensation of medical cannabis. Registered organizations may only manufacture medical cannabis products in forms approved by the Office of Cannabis Management (the "**OCM**"). Approved forms currently include whole flower, metered liquid or oil preparations, solid and semisolid preparations (*e.g.*, capsules, chewable and effervescent tablets, lozenges), oral sprays, oral powders, metered ground plant preparations, and transdermal patches.

Each registered organization may have up to four dispensing facilities, owned and operated by the registered organization, where approved medical cannabis products will be dispensed to certified patients or their designated caregivers, who have registered with the Department. Dispensing facilities must report dispensing data to the New York State Prescription Monitoring Program Registry and consult the registry prior to dispensing approved medical cannabis products to certified patients or their designated caregivers.

Licenses and Permits in New York

In New York, we were one of the original five registered organizations, placing second in the initial selection process, and are currently one of ten registered organizations (vertically integrated medical cannabis licensees) in the state.

On July 11, 2024, Vireo New York was issued a registered organization non-dispensing license, authorizing the company to operate a medical and adult-use cultivation/manufacturing facility and up to four medical marijuana dispensaries. All licenses are, as of the date hereof, active with the State of New York. The licenses are independently issued for each approved activity for use at our facilities in New York.

Today, through our subsidiary Vireo Health New York, we hold one of ten vertically integrated cannabis licenses. We currently have a cultivation and processing facility in Johnstown, NY and four dispensaries throughout the State in New York City (Queens County), Binghamton, White Plains and Albany. We also operate a home-delivery service based out of our Queens dispensary.

Our New York cultivation and processing facility is approximately 21 acres and compromised of 13,650 square foot of indoor cultivation space, 38,304 square feet of greenhouse cultivation space, and 7,350 square feet of laboratory and processing space. The facility has been in continuous production and sale of cannabis since January 2016. In addition, on an adjacent parcel to the existing facility, we have approximately 30,000 square feet of operational cultivation and processing space, and approximately 45,000 square feet of incremental cultivation and processing facility under construction, all of which is housed inside a building exceeding 300,000 square feet.

While we believe the long-term opportunity in New York is substantial, recent performance has been impacted by neighboring states transitioning to adult-use jurisdictions, as well as by increasing competition from other developing operators. New product introductions and the beginning of wholesale revenue streams may contribute to improving profit margins in the future. We anticipate additional growth of our home delivery service.

New York registered organization licenses expire two years after the date of issuance. An application to renew must be filed with the Department not more than six months nor less than four months prior to the expiration thereof. Registration fees are $200,000 and are refundable if the applicant is not granted a renewal registration.

New York Reporting Requirements

The state of New York uses BIOTRACKTHC© as the state's cultivation and production computerized T&T system. Leaf Logix by Dutchie is used as state's point of sale T&T system. Individual licensees are required to push data to the state to meet all reporting requirements.

Compliance with Environmental Laws

Expenditures for compliance with federal, state, and local environmental laws and regulations have remained consistent year-over-year and are not material to our financial results. We comply with all applicable environmental regulations and properly dispose of all toxic and hazardous substances used in our operations.

Compliance with Cannabis Regulations

The Company is classified as having "direct" involvement in the U.S. marijuana industry and is in material compliance with applicable licensing requirements and the regulatory frameworks enacted by each state in which we operate. We are not subject to any material citations or notices of violation that could adversely impact our licenses, business activities, or operations.

Compliance Program and Oversight

Under the oversight of our Outside General Counsel, our legal and compliance team develops, maintains, and implements our comprehensive compliance program. In addition to our Outside General Counsel, we engage state-specific regulatory compliance counsel and other legal specialists as needed. Our team is responsible for training cultivation, production, and dispensary managers, employees, department leaders, and other designated persons on state and local laws and regulations. The team also monitors all compliance notifications from regulators and inspectors and leads efforts to promptly resolve any identified issues. We maintain detailed records of all notifications received and document the resolution of each issue.

Inventory Management and Auditing

We have established comprehensive standard operating procedures that detail instructions for receiving inventory shipments, tracking inventory, maintaining records, and retaining records related to inventory. These procedures also outline the steps for performing inventory reconciliation and ensuring the accuracy of our inventory tracking systems.

We maintain accurate inventory records at all licensed facilities and conduct audits of our cannabis and cannabis product inventories as required by law and/or regulations to detect any potential diversion. In addition to scheduled audits, our security and staff perform unscheduled, unannounced audits to prevent complacency. Adherence to our standard operating procedures is mandatory, ensuring compliance with all applicable state and local laws, regulations, ordinances, licenses, and other requirements. We conduct internal inspections to verify adherence and resolve any issues quickly and thoroughly.

See "*Item 1. Business — Regulation of Cannabis in the United States — U.S. Department of Justice and Attorney General Memorandums*" for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

As an industry best practice and in accordance with prior guidance, we continue to:

- Ensure Licensing Compliance. We ensure that the operations of our subsidiaries and business partners comply with all licensing requirements imposed by applicable state, county, municipal, town, township, borough, and other local authorities. To achieve this, we retain experienced legal counsel to perform due diligence and verify compliance with all applicable regulations.

- Adhere to Licensed Scope. We strictly confine our cannabis-related activities to the scope of the licenses obtained. For example, in states where only medical cannabis is permitted, our products are sold exclusively to patients who possess the required documentation. In states permitting adult-use cannabis, we intend to sell products only to individuals who meet the requisite age requirements.

- Maintain Strict Regulatory Oversight. We implement compliant business practices and rigorous regulatory oversight to ensure that no revenue is directed to criminal enterprises, gangs, or cartels.

- Conduct Product Reviews. We regularly review product packaging and labeling to ensure that all products comply with applicable regulations and include the necessary disclaimers regarding product contents. This helps prevent adverse public health consequences and impaired driving..

We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are materially compliant with all applicable state laws, regulations and licensing requirements, such activities remain illegal under United States federal law. For the reasons described above and the risks further described in Risk Factors below, there are significant risks associated with our business. Readers are strongly encouraged to carefully read all the risk factors contained in "*Item 1A. Risk Factors*," below.

Item 1A.   Risk Factors

Summary of Risk Factors

Investing in our securities involves risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed under "Cautionary Statement Regarding Forward Looking Statements," investors in the Company's securities should carefully consider the risks described in this section before deciding to invest in our securities. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company's securities should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. If any of these risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment.

Set forth below is a summary of the principal risks we face:

- Marijuana remains illegal under U.S. federal law.
- U.S. state and local regulation of cannabis is uncertain and changing. New state or local laws may be enacted which affect our product offerings or manufacturing processes.
- We are involved in litigation with Verano, the outcome of which is uncertain.
- Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services. Recent events in the banking industry may further restrict our ability to access financial services including obtaining traditional bank financing.
- We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
- Investors in the Company who are not U.S. citizens may be denied entry into the United States.
- There can be no assurance that all of the conditions precedent to closing of each, or any of, the Merger Agreements will be satisfied.
- The required regulatory approvals may not be obtained or, if obtained, may not be obtained on a favorable basis.
- There can be no assurance that each or any of the Merger Agreements will not be terminated by the Company or the applicable target in certain circumstances.
- The uncertainty surrounding the Mergers could negatively impact Vireo's current and future operations, financial condition and prospects.
- The Company and the Merger targets may not integrate successfully.
- It may be challenging for the resulting Company after completion of the Mergers to service the additional indebtedness incurred.
- The Company's shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, a combined company following the completion of the Mergers as compared to their current ownership and voting interests.We intend to issue subordinate voting shares as consideration in the Merger Transactions, which may dilute your interest in our shares and affect the trading price of our subordinate voting shares.
- Our shareholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers.
- The Mergers will cause dilution to the combined company, which may negatively affect the market price of subordinate voting shares of the combined company.
- The stockholders of Deep Roots, the stockholders of Wholesome, and Proper and the Proper equityholders and other subsequent recipients of subordinate voting shares from Proper pursuant to the Proper Merger Agreement, have agreed or will agree to indemnify the Company for certain damages arising from certain of the representations, warranties, covenants, and agreements of Deep Roots, Wholesome, and Proper, respectively, in each case as set forth in the Merger Agreements. However, there can be no assurance that these indemnities will be sufficient to

make the Company whole for the full amount of such damages, or that such indemnifying parties' ability to satisfy their respective indemnification obligation will not be impaired in the future.

- If the Mergers do not close, the Company will not benefit from the expenses incurred in their pursuit.
- The Company's ability to use net operating loss carryforwards and other tax attributes may be limited as a result of the Mergers, if approved and effected.
- We incurred net losses in fiscal years 2024 and 2023, and cannot provide assurance as to when or if we will become profitable and generate cash in our operating activities.
- We anticipate requiring additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us or at all.
- Our senior secured credit facility contains covenant restrictions that may limit our ability to operate our business.
- Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
- We face security risks related to our physical facilities and cash transfers due to the mostly cash nature of the cannabis industry.
- Our business is subject to the risks inherent in agricultural operations.
- We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches.
- Our reputation and ability to do business may be negatively impacted by our suppliers' inability to produce and ship products.
- We are dependent on key inputs, suppliers and skilled labor for the cultivation, extraction, and production of cannabis products.
- Our inability to attract and retain key personnel could materially, adversely affect our business.
- We face an inherent risk of product liability claims as a manufacturer, processor and producer of products that are intended to be ingested by people.
- Our intellectual property may be difficult to protect.
- We face intense competition in a new and rapidly growing industry by other licensed companies with more experience and financial resources than we have and by unlicensed, unregulated participants.
- There are risks associated with consolidation of the industry by well-capitalized entrants developing large-scale operations.
- Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.
- The elimination of monetary liability against our directors, officers, and employees under British Columbia law and the existence of indemnification rights for our obligations to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees.
- There is doubt as to the ability to enforce judgments in Canada or under Canadian law against U.S. subsidiaries, assets, and experts.
- Additional issuances of Subordinate Voting Shares, or securities convertible into Subordinate Voting Shares, may result in dilution.
- The market price for the Subordinate Voting Shares may continue to be volatile.
- An investor may face liquidity risks with an investment in our Subordinate Voting Shares.
- We do not intend to pay dividends on our Subordinate Voting Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of our Subordinate Voting Shares.
- We are subject to Canadian and United States tax on our worldwide income.
- Changes in tax laws may affect the Company and holders of Subordinate Voting Shares.

The following are certain risk factors relating to our business. These risks and uncertainties are not the only onesthe Company faces. Additional risks and uncertainties not presently known to us, or currently deemed immaterial by us, may also impair our operations. If any such risks occur, our shareholders could lose all or part of their investment and our business, financial condition, liquidity, results of operations, and prospects could be materially, adversely affected and our ability to implement our growth plans could be adversely affected. Our shareholders should carefully evaluate the following risk factors associated with the Subordinate Voting Shares.

Risks Related to the Regulatory System and Business Environment for Cannabis

Marijuana remains illegal under U.S. federal law.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, transportation and use of cannabis differs among states in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute, use or possess cannabis in the United States. In those states in which the cultivation, production, extraction, distribution, transportation, possession or use of marijuana has been legalized, these actions continue to be a violation of federal law pursuant to the Controlled Substances Act. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks.

Since federal law criminalizing the cultivation, production, extraction, distribution, transportation, possession or use of marijuana pre-empts state laws that legalize such actions, enforcement of federal law regarding marijuana is a significant risk and would greatly harm our business, prospects, revenue, results of operation and financial condition. Any proceedings brought against Vireo under federal law may materially, adversely affect our operations and financial performance.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future.

For discussion on the differences between federal- and state-level law, treatment, enforcement and other matters, See "*Item 1. Business — Regulation of Cannabis in the United States*", generally and "*— U.S. Department of Justice and Attorney General Memorandums*" thereunder for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

We may be subject to action by the U.S. federal government through various government agencies for participation in the cannabis industry.

Cultivation, processing, production, distribution, possession and sale of cannabis for any purpose, medical, adult use or otherwise, remains illegal under U.S. federal law. The U.S. federal government, through, among others, the DOJ, its sub-agency the Drug Enforcement Administration ("**DEA**") and the U.S. Internal Revenue Service ("**IRS**"), has the right to actively investigate, audit and shut down cannabis growing facilities, processors, and retailers. The U.S. federal government may also attempt to seize our property. Any action taken by the DOJ, the DEA and/or the IRS to interfere with, seize or shut down our operations will have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

We could face:

    (i)   seizure of our cash and other assets used to support or derived from our cannabis subsidiaries;

    (ii) the arrest of our employees, directors, officers, managers, and investors; and

    (iii) ancillary criminal violations of the Controlled Substances Act for aiding and abetting, and conspiracy to violate the Controlled Substances Act by providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis.

If aggressive prosecutorial measures and laid against the Company, our operations would cease, shareholders may lose their entire investments and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Additionally, there can be no assurance as to the position the current or any new federal administration may take on marijuana. Any enforcement of current federal marijuana laws could cause significant financial damage to the Company and our shareholders. Further, future presidential administrations may choose to treat marijuana differently and potentially enforce the federal laws more aggressively.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. These results could have a material, adverse effect on the Company, including our reputation and ability to conduct business, our holding (directly or indirectly) of cannabis licenses in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity or the market price of our Subordinate Voting Shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because: (i) the time and resources that may be needed depend on the nature and extent of any information requested by the authorities involved; and (ii) such time or resources could be substantial.

See "*Item 1. Business — Regulation of Cannabis in the United States — U.S. Department of Justice and Attorney General Memorandums*" for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

U.S. state and local regulation of cannabis is uncertain and changing. New state or local laws may be enacted which affect our product offerings or manufacturing processes.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions where permitted. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, our business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry, or a substantial repeal of cannabis related legislation, could materially, adversely affect the Company, our business and our assets or investments.

State and local laws permitting the cultivation, production, extraction, distribution, transportation, possession and/or use of cannabis may also be modified in a manner that is contrary to our interests. For example, states could authorize the issuance of licenses to cultivate, produce, transport or distribute cannabis to additional parties, or the maximum number of such licenses could be unlimited. Certain ownership structures, such as the ability to be vertically integrated, could be restricted, thereby affecting our ability to own and control multiple stages of the supply chain. States currently permitting only medical-use cannabis could implement adult-use cannabis laws that give preferences to applicants and/or participants that compete with us, or even prohibit us to participate in portions or the entirety of the adult-use marketplace. Any such changes would have a material, adverse effect on our business, financial position and/or results of operations.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented by the Company are compliance-based and are derived from the state regulatory structure governing cannabis businesses. Notwithstanding our efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that we will receive and maintain the necessary licenses, permits or cards to continue operating our business. A state implementing an adult-use cannabis program may prohibit participation by the Company in one or more aspects of that program, or require the Company to pay fees to participate, which fees may be material or prohibitive.

Local laws and ordinances could also restrict our business activity. Although our operations are legal under the laws of the states in which it operates, local governments often have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed and have a material, adverse effect on our business.

Multiple states where medical and/or adult use cannabis is legal have imposed or are considering special taxes or fees on businesses in the marijuana industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material, adverse effect upon our business, prospects, revenue, results of operation and financial condition.

We currently operate cannabis businesses in Maryland, Minnesota, and New York.

State regulatory agencies may require us to post bonds or significant fees.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal, as a guarantee of payment of sales and franchise taxes. We are not able to quantify at this time the potential scope of such bonds or fees in the states in which we currently operate or may in the future operate, but they may be materially adverse to our results of operations, financial condition and ultimate business success, individually or in the aggregate.

We may be subject to heightened scrutiny by United States and Canadian authorities, which could ultimately lead to the market for Subordinate Voting Shares becoming highly illiquid and our shareholders having no ability to effect trades in Subordinate Voting Shares in Canada.

Currently, our Subordinate Voting Shares are traded on the Canadian Securities Exchange and on the OTCQX tier of the OTC Markets in the United States. Our business, operations, and investments in the United States, and any such future business, operations, or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the United States. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

In 2017, there were concerns that the Canadian Depository for Securities Limited, through its subsidiary CDS Clearing and Depository Services Inc. ("**CDS**"), Canada's central securities depository (clearing and settling trades in the Canadian equity, fixed income, and money markets), would refuse to settle trades for cannabis issuers that have investments in the United States. However, CDS has not implemented this policy.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding ("**MOU**") with Aequitas NEO Exchange Inc., the Canadian Securities Exchange, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the Canadian securities exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States. Even though the MOU indicated that there are no plans to ban the settlement of securities through CDS, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were implemented at a time when the Subordinate Voting Shares are listed on a Canadian stock exchange, it would have a material, adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the market for Subordinate Voting

Shares would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of Subordinate Voting Shares through the facilities of the applicable Canadian stock exchange.

We are involved in litigation with Verano, the outcome of which is uncertain.

On October 13, 2022, the Company received a notice of purported termination of the Arrangement Agreement, which asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of the $14,875,000 termination fee and its transaction expenses. The Company denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano had no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement.

On October 21, 2022, the Company commenced an action in the Supreme Court of British Columbia against Verano arising out of Verano's repudiation of the Arrangement Agreement, which Vireo believes was wrongful. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. On May 2, 2024, the Company filed an application with the Supreme Court of British Columbia for summary determination, seeking substantial damages in the amount of $860.9 million, as well as costs and legal fees. See "*Item 3. Legal Proceedings — Verano*" for additional information.

Due to uncertainties inherent in litigation, it is not possible for Vireo to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded to either party. In addition, the costs of prosecuting the Company's claims and defending against the claims made by Verano could be material.

We may face state limitations on ownership of cannabis licenses and may be required to divest certain licenses or entities that hold such license in order to comply with applicable regulations.

Certain jurisdictions in which we operate limit the number of cannabis licenses and certain economic or commercial interests in the entity that holds the license that can be held by one entity within that state. As a result of the completion of certain acquisition transactions that we have entered into or may enter into in the future, we may potentially hold more than the prescribed number of licenses or economic or commercial interests in a licensed entity in certain states, and accordingly may be required to divest certain licenses or entities that hold such license in order to comply with applicable regulations. The divestiture of certain licenses or entities that hold such licenses may result in a material, adverse effect on our business, financial condition, or results of operations.

We may become subject to FDA and/or ATF regulation.

Marijuana remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies marijuana to a Schedule II, Schedule III, Schedule IV, or Schedule V controlled substance or declassifies it as a controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938, as amended (the "**FDCA**"). The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA's responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because marijuana is federally illegal to produce and sell, and because it has few federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp sold outside of state-regulated cannabis businesses. The FDA had asserted its authority to regulate CBD derived from both marijuana and industrial hemp, and its intention to develop a framework for regulating the production and sale of CBD derived from industrial hemp. On January 26, 2023, the FDA announced that it would not seek to regulate CBD as a dietary supplement.

Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting, processing, and production of cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis and cannabis products. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. If some or all these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If we are unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the ATF. The ATF may issue rules and regulations related to the use, transport, sale and advertising of cannabis or cannabis products.

Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services. Recent events in the banking industry may further restrict our ability to access financial services including obtaining traditional bank financing.

Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money-laundering laws. Banks and other depository institutions are currently hindered by federal law from providing financial services to marijuana businesses, even in states where those businesses are regulated.

The Company and our subsidiaries are subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the "**Bank Secrecy Act**"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The Financial Crimes Enforcement Network ("**FinCEN**") of the U.S. Department of the Treasury issued the FinCEN Memorandum on February 14, 2014, outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that, in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. The FinCEN Memorandum refers to the Cole Memorandum's enforcement priorities.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has FinCEN given any indication that it intends to rescind the FinCEN Memorandum itself. Shortly after the Sessions Memorandum was issued, FinCEN did state that it would review the FinCEN Memorandum, but FinCEN has not yet issued further guidance.

Although the FinCEN Memorandum remains in effect, it is unclear whether the Biden administration will continue to follow its guidelines. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act that occur in any state, including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the prosecution of banks and financial institutions for crimes that were not previously prosecuted.

If our operations, or proceeds thereof, dividend distributions or profits or revenues derived from our operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime (the sale of a Schedule I drug) under the Bank Secrecy Act's money laundering provisions. This may restrict our ability to declare or pay dividends or effect other distributions.

The FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear willing to provide banking services to cannabis-related businesses or to rely on this guidance. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses in the United States. As a result, we may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it operates in permits cannabis sales. The inability or limitation of our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently and could subject our businesses to robbery, embezzlement or other crimes related to our possession or transport of cash, sometimes in substantial quantities.

In March 2023, Federal banking regulators closed Silicon Valley Bank and Signature Bank to prevent the banks from failing. The closures have prompted broader inquiries into the financial health of banks and other financial institutions in the United States and other countries. While none of the banks with which the Company maintains financial relationships have been identified as a target of such an inquiry or as at risk of closure by regulators, there remains the possibility that one or more of the banks could fail, which would further limit the Company's access to financial services, which could lead to the need to maintain more cash at some or all of the Company's locations, increasing the risk of theft or other loss. Such events could lead to the smaller number of banks that continue to provide financial services to the Company imposing further restrictions, higher fees, or both on the Company's accounts.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, cannabis oil and consumable cannabis products, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals that may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

While we endeavor to comply with all applicable laws, regulations and guidelines and, to our knowledge, we are in compliance with, or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material, adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application, or enforcement procedures at any time, which may adversely affect our ongoing costs relating to regulatory compliance.

Because marijuana is illegal under U.S. federal law, we may be unable to access to U.S. bankruptcy protections in the event of our bankruptcy or a bankruptcy of an entity in which we invest.

Many courts have denied cannabis businesses federal bankruptcy protections because the use of cannabis is illegal under federal law. In the event one or more of our businesses were to become unable to pay its liabilities, federal bankruptcy laws sometimes enable businesses to reorganize, reduce debt and continue to operate, or to wind down in an orderly manner so that creditors and sometimes equity holder realize some return of the funds they have provided to the bankrupt business. If federal bankruptcy laws do not apply to cannabis businesses, it would be very difficult for lenders or other creditors and the owners of Subordinate Voting Shares or other equity to recoup their investments in us. If we were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to us, which would have a material, adverse effect on the Company, including the potential to disable our ability to conduct our businesses at all.

Additionally, there is no guarantee that we will be able to effectively enforce any interests we may have in our other subsidiaries and investments. A bankruptcy or other similar event related to an entity in which we hold an interest that precludes such entity from performing its obligations under an agreement may have a material, adverse effect on our business, financial condition, or results of operations. Further, should an entity in which we hold an interest have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to us. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material, adverse effect on our business, financial condition or results of operations.

Because our contracts involve marijuana and related activities, which are not legal under U.S. federal law, we may face difficulties in enforcing our contracts, including the Merger Agreements.

Because our contracts involve cannabis and other activities that are not legal under federal law and in some state jurisdictions, we may face difficulties in enforcing our contracts in federal courts and certain state courts. Therefore, there is uncertainty as to whether we will be able to legally enforce our agreements, which could have a material, adverse effect on the Company.

We may not be able to secure our payment and other contractual rights with liens on the inventory or licenses of our clients and contracting parties under applicable state laws.

In general, the laws of the various states that have legalized cannabis sale and cultivation do not expressly or impliedly allow for the pledge of inventory containing cannabis as collateral for the benefit of third parties, such as the Company and our subsidiaries, that do not possess the requisite licenses and entitlements to cultivate, process, sell, or possess cannabis pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for transfer of the licenses and entitlements to sell or cultivate cannabis to third parties that have not been granted such licenses and entitlements by the applicable state agency. Our inability to secure our payment and other contractual rights with liens on the inventory and licenses of our clients and contracting parties increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material, adverse effect on our business, financial condition or results of operations.

Because marijuana is illegal under U.S. federal law, marijuana businesses may be subject to civil asset forfeiture.

Because the marijuana industry remains illegal under U.S. federal law, any properties owned by participants in the marijuana industry which are either used in the course of conducting such business or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

We may be subject to constraints on and differences in marketing our products under varying state laws.

There are and may continue to be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging, and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be materially, adversely affected.

The results of future clinical research may be unfavorable to cannabis, which may have a material, adverse effect on the demand for our products.

The cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings will be favorable to the cannabis market or any particular product, or consistent with earlier research or findings. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Although we believe that various articles, reports, and studies support our beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect or could raise concerns regarding cannabis. Future research studies and clinical trials may draw opposing conclusions to those stated in this document or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts related to cannabis, which could have a material, adverse effect on the demand for our products, and therefore on our business, prospects, revenue, results of operation and financial condition.

Inconsistent public opinion and perception of the medical and adult-use marijuana industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising generally for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to adult-use legalization). Inconsistent public opinion and perception of the medical and adult-use cannabis industry may hinder growth and state adoption, which could have a material, adverse effect on our business, financial condition, or results of operations.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our product lines. Our management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Acceptance of our products depends on several factors, including availability, cost, familiarity of use, perceptions of acceptance by other people, convenience, effectiveness, safety, and reliability. If customers do not accept our products, or if we fail to meet customers' needs and expectations adequately, our ability to continue generating revenues could be reduced. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical and adult-use cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical and adult-use cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material, adverse effect on the demand for our products and our business, results of operations, financial condition, and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material, adverse effect on the Company, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material, adverse effect or our business, financial position and results of operations. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Investors in the Company who are not U.S. citizens may be denied entry into the United States.

Because cannabis remains illegal under U.S. federal law, those individuals who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers, and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

We may incur significant tax liabilities and a reduction to our tax attributes due to limitations on tax deductions and credits under Section 280E of the Internal Revenue Code.

Under Section 280E of the U.S. Internal Revenue Code of 1986 (together with the Treasury regulations promulgated and the rulings issued thereunder, the "**Code**"), no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if the trade or business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the Controlled Substances Act), which is prohibited by federal law or the law of any state in which that trade or business is conducted. The IRS has applied this provision to cannabis operations, prohibiting them from deducting many expenses associated with cannabis businesses other than certain costs and expenses related to cannabis cultivation and manufacturing operations. Accordingly, Section 280E has a significantly adverse impact on the operations of cannabis companies, including the Company, and an otherwise profitable business may operate at a loss, after taking into account its U.S. income tax expenses.

The Company filed amended tax returns for periods ending December 31, 2020 through December 31, 2022 to reflect the position that cannabis activities are not subject to Code Section 280E. Additionally, the Company's reporting of its United States federal net operating loss carryforward amount and state net operating loss carryforward amount on its Consolidated Financial Statements as of December 31, 2023 and 2024 assumes that such position will be respected by the IRS. Please see "*Note 21, Income Taxes*" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of such position and the Company's net operating losses. There can be no assurance that the IRS will not challenge such position or that a U.S. court would not sustain such a challenge. If the IRS successfully challenged such position, certain of the Company's tax deductions and credits may be disallowed, thereby reducing the Company's reporting United States federal net operating loss carryforward amount and state net operating loss carryforward amount.

Any audit by the IRS with respect to our receipt of an employee retention credit ("ERC") under The Coronavirus Aid, Relief, and Economic Security ("CARES") Act could result in additional taxes or costs to the Company.

The Company applied for and received an ERC under the CARES Act. Please see "*Note 21, Income Taxes*" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a description of the Company's receipt of the ERC. In July 2023, the IRS stated its intention to shift its focus to review ERC claims for compliance concerns, including intensifying audit work. The Company's eligibility to receive the ERC remains subject to audit by the IRS. If the IRS audits the Company during the applicable statute of limitations period and finds that the Company was not eligible to receive some or all of the ERC, the Company would be required to return some or all of the ERC to the IRS, with any applicable interest and penalties.

If our operations are found to be in violation of applicable money laundering legislation and our revenues are viewed as proceeds of crime, we may be unable to effect distributions or repatriate funds to Canada.

We are subject to a variety of laws and regulations in the U.S. and Canada that involve money laundering, financial record-keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

If the operations of the Company or our subsidiaries, or any proceeds thereof, any dividend distributions or any profits or revenues derived from these operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above, or any other applicable legislation. This could have a material, adverse effect on the Company and, among other things, could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions, or subsequently repatriate such funds back to Canada.

Risks Related to the Mergers

There can be no assurance that all of the conditions precedent to closing of each, or any of, the Mergers will be satisfied.

The completion of each Merger is subject to a number of conditions precedent, some of which are outside of our control, including receipt of the Final Order, receipt of the requisite target shareholder approvals and receipt of the required regulatory approvals. In addition, the completion of each Merger is conditional on, among other things, no material adverse effect having occurred or having been disclosed to the public (if previously undisclosed to the public) in respect of the other party. There can be no certainty, nor can we provide any assurance, that all conditions precedent to each, or any of, the Mergers will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Merger may not be completed. If the Mergers are not completed, the market price of our Shares may be adversely affected.

The required regulatory approvals may not be obtained or, if obtained, may not be obtained on a favorable basis.

To complete each of the Mergers, each of the Company and the applicable target must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The required regulatory approvals have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of any or all of the Mergers. If obtained, the required regulatory approvals may be conditioned, with the conditions imposed by the applicable governmental entity not being acceptable to either the Company or the applicable target, or, if acceptable, not being on terms that are favorable to the resulting company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the required regulatory approvals will be obtained. If not obtained, or if obtained on terms that are not satisfactory to either the Company or the applicable target, any or all of the Mergers may not be completed.

There can be no assurance that each or any of the Merger Agreements will not be terminated by the Company or the applicable target in certain circumstances.

Each of the Company and each applicable target has the right, in certain circumstances, to terminate the applicable Merger Agreement. Accordingly, there can be no certainty, nor can we provide any assurance that each or any of the Merger Agreements will not be terminated by either of the Company or the applicable target prior to the completion of the applicable Merger. Any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of the Company. In certain instances, termination of the applicable Merger Agreement by an applicable target may require the Company to pay a termination fee (of $6,376,240 for Deep Roots, $3,394,217 for Wholesome, and $4,631,012 for Proper) to the applicable target.

The uncertainty surrounding the Mergers could negatively impact Vireo's current and future operations, financial condition and prospects.

As the Mergers are dependent upon receipt, among other things, of the required regulatory approvals and satisfaction of certain other conditions, each Merger's completion is uncertain. If each or any of the Mergers are not completed for any reason, there are risks that the announcement of the Mergers and the dedication of Vireo's resources to the completion thereof could have a negative impact on its relationships with its stakeholders and could negatively impact current and future operations, financial condition and prospects of Vireo. In addition, Vireo has, and will continue to, incur significant transaction expenses in connection with the Mergers, regardless of whether each or any of the Mergers are completed.

The Company and the Merger targets may not integrate successfully.

The Company and each of the Merger targets intend to integrate their respective operations together. However, operational and strategic decisions and staffing decisions have not yet been made. As a result, the Mergers will present challenges to management, including the integration of management structures, operations, information technology and accounting systems and personnel of the multiple companies (some, all or none of which may ultimately complete), and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention and the loss of key employees or customers. These decisions and the integration of Vireo's and the Merger targets' operations may present challenges to management, including the integration of systems and personnel, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

The ability to realize the benefits of each, or any of, the Mergers may depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the resulting Company's ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Vireo's and the Merger targets' businesses following completion of each, or any of, the Mergers. The performance of the Company after completion of the Mergers could be adversely affected if the Company cannot retain key employees to assist in the ongoing operations. As a result of these factors, it is possible that the cost reductions and synergies expected will not be realized.

The difficulties that management of the Company encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the Company. The amount and timing of the synergies the parties hope to realize may not occur as planned. As a result of these factors, it is possible that any anticipated benefits from the Mergers will not be realized.

It may be challenging for the resulting Company after completion of the Mergers to service the additional indebtedness incurred.

Upon consummation of the applicable Merger, the Company will assume or become liable for certain indebtedness of the applicable Merger targets. In order to service such indebtedness, the Company after completion of the Mergers may be required to draw down or incur additional indebtedness under its credit facilities or other sources of debt financing. The additional indebtedness will increase the interest payable by the Company from time to time until such amounts are repaid, which will represent an increase in the Company's cost and a potential reduction in its income. In addition, the Company may need to find additional sources of financing to repay this amount when it becomes due, which could have an adverse effect on the Company.

The Company's shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, a combined company following the completion of the Mergers as compared to their current ownership and voting interests.

After the completion of the Mergers, the current shareholders of Vireo will own a smaller percentage of the combined company than their ownership prior to the transactions. Thus, our existing stockholders bear the risk of the Mergers and the resulting share issuance diluting their stock holdings, and reducing their respective interests in the Company.

We intend to issue subordinate voting shares as consideration in the Merger Transactions, which may dilute your interest in our shares and affect the trading price of our subordinate voting shares.

We intend to issue subordinate voting shares as consideration in the Merger Transactions, which may dilute your interest in our share capital or result in a decrease in the market price of our subordinate voting shares. Each of the Merger Agreements also provides that additional subordinate voting shares may be issuable in connection with each of the Mergers through various earn-out mechanisms set forth in each of the Merger Agreements, and the subordinate voting shares issuable pursuant to such earn-out mechanisms may further dilute your interest in our share capital or result in a decrease in the market price of our subordinate voting shares.

Our shareholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers.

If the Company is unable to realize the full strategic and financial benefits currently anticipated from the Mergers, our shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

The Mergers will cause dilution to the combined company, which may negatively affect the market price of subordinate voting shares of the combined company.

In connection with the completion of the Mergers, we expect to issue approximately 764 million subordinate voting shares exclusive of any warrants or options that are expected to be issued. The issuance of these new subordinate voting shares could have the effect of depressing the market price of the subordinate voting shares of the combined company.

The Deep Roots stockholders, the Wholesome stockholders, and Proper and the Proper equityholders and other subsequent recipients of Subordinate Voting Shares from Proper pursuant to the Proper Merger Agreement, have agreed or will agree to indemnify the Company for certain damages arising from certain of the representations, warranties, covenants, and agreements of Deep Roots, Wholesome, and Proper, respectively, in each case as set forth in the Merger Agreements. However, there can be no assurance that these indemnities will be sufficient to make the Company whole for the full amount of such damages, or that such indemnifying parties' ability to satisfy their respective indemnification obligation will not be impaired in the future.

Pursuant to each of the Merger Agreements and the documents, agreements, and instruments to be prepared, executed, and delivered in connection with the Merger Agreements, the Deep Roots stockholders, the Wholesome stockholders, and Proper and the Proper equityholders and other subsequent recipients of Subordinate Voting Shares from Proper pursuant to the Proper Merger Agreement (collectively with Proper, the "Proper Share Recipients"), agreed or will agree to indemnify the Company against damages incurred or suffered by the Company in connection with certain matters, including any inaccuracy in or breach of the representations and warranties made by, or any breach, violation, or non-fulfillment of any covenant, agreement, or obligation to be performed by, each of Deep Roots, Wholesome, and Proper and certain of its subsidiaries, respectively, subject to certain per-claim and overall deductibles. However, the liabilities of such indemnifying parties in respect of any such indemnification obligations are subject to a deductible of $637,624 and a maximum liability cap of $12,752,480 with respect to the Deep Roots stockholders as set forth in the Deep Roots Merger Agreement, $339,422 and a maximum liability cap of $6,788,433 with respect to the Wholesome stockholders as set forth in the Wholesome Merger Agreement, and $463,101 and a maximum liability cap of $9,262,024 with respect to the Proper Share Recipients as set forth in the Proper Merger Agreement, in each case for any inaccuracy in or breach of the representations and warranties made by each of Deep Roots, Wholesome, and Proper, respectively, other than certain fundamental representations. The maximum liability of each stockholder of Deep Roots, each stockholder of Wholesome, and each Proper Share Recipient, is further limited to the pro rata share of the merger consideration that such stockholder or Proper Share Recipient receives under the appliable Merger Agreement, with certain limited exceptions including fraud, intentional misrepresentation, or intentional misconduct. Therefore, there can be no assurance that the indemnities set forth in the Merger Agreements will be sufficient to protect the Company against the full amount of such damages incurred by the Company. Moreover, even if the Company ultimately succeeds in recovering any such indemnifiable amounts under the Merger Agreements, the Company may be temporarily required to bear these losses. Each of these risks could negatively affect the Company's business, financial condition, results of operations or cash flows.

The fairness opinion obtained by the Board from Moelis & Company LLC will not reflect changes, circumstances, developments or events that have occurred or may occur after the date of the opinion, including the fact that certain of the Mergers may not be consummated.

Moelis & Company LLC, the Board's financial advisor, in connection with the Mergers, has delivered to the Board a written opinion, dated December 17, 2024, that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the consideration to be paid by the Company to Deep Roots, Wholesome, the Proper Companies and Bill's, pursuant to the Merger Agreements with respect to Deep Roots, Wholesome, the Proper Companies and with respect to a Memorandum of Understanding with respect to Bill's was fair, from a financial point of view, to Vireo.

The Board has not obtained an updated fairness opinion as of the date of this Information Statement from Moelis & Company LLC, and the Board does not expect to request or receive an updated fairness opinion prior to the completion of the Mergers.

Moelis & Company LLC's opinion does not reflect changes, circumstances, developments or events that have occurred, or that may occur, after the date of the opinion, including the fact that certain of the Mergers may not be consummated, regulatory or legal changes, changes in the operations and prospects of the Company or Deep Roots, Wholesome or the Proper Companies, general market and economic conditions and other factors, each of which may be beyond the control of the Company, Deep Roots, Wholesome, or the Proper Companies. As of February 23, 2025, the Company had not entered into a definitive merger agreement with Bill's Nursery and the exclusivity period under the Memorandum of Understanding with Bill's Nursey had expired. The conclusions reached by Moelis & Company LLC in its fairness opinion may have been materially different without the inclusion of Bill's Nursery. Moelis & Company LLC's opinion does not speak as of the time any of the Mergers will be completed or as of any date other than the date of the opinion. The Board does not anticipate asking Moelis & Company LLC to update its opinion, and Moelis & Company LLC has no obligation or responsibility to update, revise or reaffirm its opinion.

If the Mergers do not close, the Company will not benefit from the expenses incurred in their pursuit.

There is no assurance that any of the Mergers will be completed. If one or more of the Mergers are not completed, the Company will have incurred substantial expenses for which no ultimate benefit will have been received. The Company has incurred out-of-pocket expenses in connection with the Mergers, much of which will be incurred even if one or more of the Mergers are not completed.

The Company's ability to use net operating loss carryforwards and other tax attributes may be limited as a result of the Mergers, if approved and effected.

The Company has incurred taxable losses during its history. To the extent that the Company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. As of December 31, 2024, the Company had U.S. federal net operating loss ("**NOL**") carryforwards and state NOL carryforwards of $28,100,000 and $39,000,000, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company's ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes in connection with the Mergers, if approved and effected, or other transactions. Similar rules may apply under state tax laws. If the Company earns taxable income, such limitations could result in increased future income tax liability to the Company, and the Company's future cash flows could be adversely affected.

Risks Related to our Business and Operations

We incurred net losses in fiscal years 2024 and 2023 and cannot provide assurance as to when or if we will become profitable and generate cash in our operating activities.

We incurred net losses, under U.S. generally accepted accounting principles, of $28,007,509 and $25,547,089 for the fiscal years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an aggregate accumulated deficit of $231,435,561. Such losses have historically required us to seek additional funding through the issuance of debt or equity securities. In addition, we have historically experienced and may prospectively experience fluctuations in our quarterly earnings due to the nature of our business. Our long-term success is dependent upon among other things, achieving positive cash flows from operations and augmenting such cash flows using external resources to satisfy our cash needs, and there is no assurance that we will be able to achieve such cash flows.

We anticipate requiring additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us or at all.

We will need additional capital to sustain our operations and will likely seek further financing. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised. To date, our operations and expansion of our business have been funded primarily from cash-flow from operations as substantially supplemented by the proceeds of debt and equity financings and the sale of our former subsidiaries. We expect to require substantial additional capital in the future primarily to fund working capital requirements of our business, including operational expenses, planned capital expenditures including the focused development and growth of cultivation and dispensary facilities, debt service and acquisitions.

Our capital needs will depend on numerous factors including, without limitation: (i) our profitability; (ii) the release of competitive products by our competition; (iii) the level of our investment in research and development; (iv) the amount of our capital expenditures, including acquisitions; (v) debt service; and (vi) the taxes to which our businesses and operations are subject.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership held by our existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences, or privileges that are senior to those of existing securities. If we raise additional capital by incurring debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity securities, market fluctuations in the price of our securities could limit our ability to obtain additional equity financing.

No assurance can be given that any additional financing will be available to us, or if available, will be on terms favorable to us. If we are unable to raise capital when needed, our business, financial condition, and results of operations would be materially, adversely affected, and we could be forced to reduce or discontinue our operations.

We are a holding company, and our earnings are dependent on the earnings and distributions of our subsidiaries.

We are a holding company and essentially all our assets are the capital stock or membership interests of our subsidiaries or management services agreements with entities in each of the markets in which we operate, including in our core markets of Maryland, Minnesota and New York. As a result, our shareholders are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all our business through our subsidiaries, which generate substantially all our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

Our subsidiaries may not be able to obtain necessary permits and authorizations.

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations, or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations, or accreditations could result in restrictions on a subsidiary's ability to operate in the cannabis industry, which could have a material, adverse effect on our business, financial condition, and results of operations.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to us.

We realize, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state, including realizing the economic benefit of cannabis licenses through management agreements. Such agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that we determine warrant such arrangements.

The foregoing structures present various risks to the Company and our subsidiaries, including but not limited to the following risks, each of which could have a material, adverse effect on our business, financial condition, and results of operations:

- A governmental body or regulatory entity may determine that any of these structures are in violation of a legal or regulatory requirement or change such legal or regulatory requirements with the result that a management agreement structure violates such requirements (where it had not in the past).

- There could be a material, adverse impact on the revenue stream we receive from or on account of cannabis licenses (as we will not be the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement). If a management agreement is terminated, the Company will no longer receive any economic benefit from the applicable dispensary and/or cultivation license.

- These structures could potentially result in the funds invested by the Company being used for unintended purposes, such as to fund litigation.

- If a management agreement structure is in place, we will not be the license holder of the applicable state-issued cannabis license, and therefore, only have contractual rights in respect of any interest in any such license. If the license holder fails to adhere to its contractual agreement with us, or if the license holder makes, or omits to make, decisions in respect of the license that we disagree with, we will only have contractual recourse and will not have recourse to any regulatory authority.

- The license holder may renege on its obligation to pay fees and other compensation pursuant to a management agreement or violate other provisions of these agreements.

- The license holder's acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary and/or cultivation license, thus jeopardizing the status and economic value of the license holder (and, by extension, of the Company).

- The license holder may attempt to terminate the management agreement in violation of its express terms.

In any or all of the above situations, it may be difficult and expensive for us to protect our rights through litigation, arbitration, or similar proceedings.

Our senior secured credit facility contains covenant restrictions that may limit our ability to operate our business.

On March 25, 2021, we entered into the Credit Facility. The Credit Facility contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to, among other things, incur additional debt or issue guarantees, create additional liens, pay cash dividends, repurchase stock or make other restricted payments, make certain voluntary prepayments of specified debt, engage in sale-leasebacks involving certain assets, and enter into mergers or acquisitions or dispose of certain assets. The Credit Facility also contains, and any of our other future debt agreements may contain, financial covenants regarding our liquidity, minimum consolidated adjusted EBITDA, and consolidated fixed charge coverage ratio. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay it.

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

As of December 31, 2024, we had $72,200,424 in aggregate principal indebtedness (refer to "*Note 14, Long-Term Debt*" and "*Note 15, Convertible Debt*" to the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K).

Our substantial consolidated indebtedness may increase our vulnerability to any generally adverse economic and industry conditions. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt, or recapitalize our debt. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our current and future indebtedness, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business has not generated positive cash flow from operations. If this continues in the future, we may not have sufficient cash flows to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our current and future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The nature of the medical and adult-use cannabis industry may result in unconventional due diligence processes and acquisition terms that could have unknown and materially detrimental consequences to us.

The uncertainty inherent in various aspects of the medical and adult-use cannabis industry may result in what otherwise would be considered to be inadequate investment due diligence information and uncertain legal consequences relative to arrangements affecting a target investment. The reluctance of banks and other financial institutions to facilitate financial transactions in the medical and adult-use cannabis industry can result in inadequate and unverifiable financial information about target investments, as well as cash management practices that are vulnerable to theft and fraud. The lack of established, traditional sources of financing for industry participants can result in unusual and uncertain arrangements affecting the ownership and obligations of a target investment. The reluctance of lawyers to represent industry participants in furtherance of financing and other business transactions can result in the lack of appropriate documentation setting forth the terms of the transactions, inadequately documented transactions, and transactions that in whole or in part are illegal under applicable state law, among other detrimental consequences. We may have invested in, and may in the future invest in, businesses and companies that are or may become party to legal proceedings, may have inadequate financial and other due diligence information, may employ vulnerable cash management practices, lack written or adequate legal documents governing significant transactions, and otherwise have known or unknown conditions that could be detrimental to our business and assets.

Our assets may be purchased with limited representations and warranties from the sellers of those assets.

We will generally acquire assets and businesses, after conducting our due diligence, with only limited representations and warranties from the seller regarding the quality of the assets and the likelihood of payment. As a result, if defects in the assets or business are subsequently discovered, we may not be able to pursue a claim for all or any of our damages against the owners of such seller, and may be limited to asserting our claims against the seller. The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could have a material, adverse effect on the value of our assets and revenue stream and, as a result, on our ability to pay dividends.

Lending by us to third parties may be unsecured, subordinate in interest or backed by unrealizable license assets.

In connection with certain transactions, we may also act as lender to one or more counterparties. Certain of these loans are unsecured, which places us at a greater risk of not receiving repayment or the equivalent value thereof. Even for loans that are secured, there is a risk that other lenders may have priority interest to us or that the assets of the borrower may be insufficient to satisfy the loan. In addition, we may have difficulty putting liens on the assets of a borrower, as the major asset is generally the cannabis license which is not transferrable pursuant to state law. Any inability of a borrower to repay a loan or of the Company to realize the value of secured assets could have a material, adverse effect on our business, financial condition, or results of operations.

Competition for the acquisition and leasing of properties suitable for the cultivation, production, and sale of medical and adult-use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could materially, adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the cultivation, production, and sale of medical and adult-use cannabis with entities engaged in agriculture and real estate investment activities, including corporate agriculture companies, cultivators, producers, and sellers of cannabis. These competitors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing medical use cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our shareholders may decrease. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns.

We face security risks related to our physical facilities and cash transfers due to the mostly cash nature of the cannabis industry.

The business premises of our operating locations are targets for theft. While we have implemented security measures at each location and continue to monitor and improve such security measures, our cultivation, production, processing, and dispensary facilities could be subject to break-ins, robberies, and other breaches in security. If there were a breach in security and we fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cannabis products and cultivation, production, processing, and packaging equipment could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

Our business involves the movement and transfer of cash, which is collected from dispensaries or patients/customers and deposited into our bank. There is a risk of theft or robbery during the transport of cash. We have engaged security firms to provide security in the transport and movement of large amounts of cash. Employees sometimes transport cash and/or products. While we have taken robust steps to prevent theft or robbery of cash and products during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash or products, involving the theft of product or cash.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants, and agents, which may subject us to investigations and actions.

We are exposed to the risk that any of our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates one or more of the following: (i) government regulations; (ii) manufacturing standards; (iii) federal or state privacy laws and regulations; (iv) laws that require the true, complete, and accurate reporting of financial information or data; or (v) other laws or regulations. It may not always be possible for us to identify and prevent misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents, or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending the Company or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material, adverse effect on our business, financial condition or results of operations.

We face risks related to the novelty of the cannabis industry, and the resulting lack of information regarding comparable companies, unanticipated expenses, difficulties and delays, and the offering of new products and services in an untested market.

As a relatively new industry, there are not many established players in the cannabis industry whose business model we can follow or emulate. Similarly, there is little information about comparable companies available for potential investors to review in deciding whether to invest in the Company.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the point where investors may lose their entire investments.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and services and new products and services. These products and services are relatively untested in the marketplace, and we cannot provide assurance that we will achieve market acceptance for these products and services, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition from offerings by new and existing competitors in the business. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products and services could materially harm our business, prospects, revenue, results of operation and financial condition.

We are dependent on the popularity and acceptance of our brand portfolio.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of and demand for our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced.

We believe that establishing and maintaining the brand identities of products is a critical aspect of attracting and expanding a large customer base. Promotion and enhancement of brands will depend largely on success in providing high-quality products. If customers and end users do not perceive our products to be of high quality, or if we introduce new products or enter into new business ventures that are not favorably received by customers and consumers, we will risk diluting brand identities and decreasing their attractiveness to existing and potential customers. Moreover, in order to attract and retain customers and to promote and maintain brand equity in response to competitive pressures, we may have to increase substantially financial commitment to creating and maintaining a distinct brand loyalty among customers. If we incur significant expenses in an attempt to promote and maintain brands, this could have a material, adverse effect on our business, financial condition or results of operations.

Our business is subject to the risks inherent in agricultural operations.

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases, and similar agricultural risks. Although our cultivation is substantially completed indoors under climate-controlled conditions, some cultivation is completed outdoors and there can be no assurance that extreme weather and other natural events and conditions will not have a material, adverse effect on the production of our products and, consequentially, on our business, financial condition, or results of operations.

We may encounter increasingly strict environmental regulation in connection with our operations and the associated permitting, which may increase the expenses for cannabis production or subject us to enforcement actions by regulatory authorities.

Our operations will be subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material, adverse effect on our business, financial condition, or results of operations of the Company.

Government approvals and permits are currently, and may in the future be, required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from our proposed production of cannabis or from proceeding with the development of our operations as currently proposed.

We may face potential enforcement actions if we fail to comply with applicable laws.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, and could have a material, adverse effect on our business, financial condition, or results of operations.

We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches.

Our use of technology is critical in our continued operations. We are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or technological malfunctions. Successful cyber-attacks and/or technological malfunctions affecting us or our service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or other confidential information and reputational risk. We have not experienced any material losses to date relating to cyber-attacks, other information breaches or technological malfunctions. However, there can be no assurance that we will not incur such losses in the future. As cybersecurity threats continue to evolve, we may be required to use additional resources to continue to modify or enhance protective measures or to investigate and redress security vulnerabilities.

We are subject to laws, rules and regulations in the United States and other jurisdictions relating to the collection, production, storage, transfer and use of personal data. We may store and collect personal information about customers and employees. It is our responsibility to protect that information from privacy breaches that may occur through procedural or process failure, information technology malfunction or deliberate, unauthorized intrusions. Any such theft or privacy breach could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition. Additionally, our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify regulators and customers, employees, and other individuals of a data security breach. Evolving compliance and operational requirements under the privacy laws, rules, and regulations of jurisdictions in which we operate impose significant costs that are likely to increase over time. In addition, non-compliance could result in proceedings against us by governmental entities and/or the imposition of significant fines, could negatively impact our reputation and may otherwise materially, adversely impact our business, financial condition, and operating results.

We may be required to disclose personal information to government or regulatory entities.

We own, manage, or provide services to various U.S. state-licensed cannabis operations. Acquiring even a minimal and/or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose investors' personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers, and holders of more than a certain percentage of equity of the applicant. While certain states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations were to extend to the Company, investors would be required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

We face risks related to our insurance coverage and uninsurable risks.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, fires, riots, civil unrest, labor disputes, litigation and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material, adverse effect upon our financial performance and results of operations.

Our reputation and ability to do business may be negatively impacted by our suppliers' inability to produce and ship products.

We depend on third-party suppliers to produce and timely ship orders to us. Some products purchased from our suppliers are resold to our customers, while others are used in the production or packaging of our products. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' ability to timely resolve production issues could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers.

We are dependent on key inputs, suppliers and skilled labor for the cultivation, extraction, and production of cannabis products.

The cultivation, extraction and production of cannabis and derivative products is dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, such as the raw material cost of cannabis, could materially impact our business, financial condition, results of operations or prospects. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier were to go out of business, we might be unable to find a replacement for such source in a timely manner, on substantially similar terms, or at all. If a sole-source supplier were to be acquired by a competitor of ours, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services, or to do so on appropriate terms, could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition. We purchase key inputs on a purchase order basis from suppliers at market prices based on its production requirements and anticipated demand. We believe that we will have access to a sufficient supply of the key inputs for the foreseeable future.

Our cannabis growing operations consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect our business and our ability to operate profitably.

The ability to compete and grow our business will be dependent on our continued access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts, and components. No assurances can be given that we will be successful in maintaining our required supply of skilled labor, equipment, parts, and components. This could have a material, adverse effect on our financial results.

Loss of our key management and other personnel, or an inability to attract new management and other personnel, could negatively impact our business, financial condition and results of operations.

We depend on our senior executive officers and other key personnel to operate our businesses, develop new products and technologies and service our customers. The loss of any of these key personnel could adversely affect our operations. On December 17, 2024, John Mazarakis was appointed Chief Executive Officer and Co-Executive Chairman of the Company and Tyson Macdonald was appointed Chief Financial Officer. Any significant leadership change or senior management transition involves inherent risks, and any failure to successfully transition key roles could impact our ability to execute on our strategic plans, make it difficult to meet our performance objectives and be disruptive to our business.

Competition is intense for qualified personnel and the loss of them or an inability to attract, retain and motivate additional highly skilled personnel required for the operation and expansion of our business could hinder our ability to successfully conduct our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our Chief Executive Officer presently has control over key decision making as a result of his control of a majority of our voting stock and exercises significant voting power.

Our CEO, John Mazarakis, has approximately a 29% ownership interest in Chicago Atlantic Group, LP. Chicago Atlantic Group, LP and its affiliates control approximately 35% of the Company's subordinate voting shares. While Mr. Mazarakis does not have the ability to solely direct the investment and voting decisions of Chicago Atlantic Group, LP, he does have substantial influence over these decisions by the entity. As a result, through his influence, Mr. Mazarakis has the ability to substantially control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other shareholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other shareholders do not support. This concentrated control could also discourage a potential investor from acquiring our subordinate voting shares due to the limited voting power of such shares. In addition, Mr. Mazarakis has the ability to control the management and major strategic decisions of our Company as a result of his position as our CEO and his ability to influence the election or replacement of our directors.

The concentration of ownership of our subordinate voting shares among our existing executive officers, directors, and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

As of the filing date of this Form 10-K, our executive officers, directors, and current beneficial owners of 5% or more of our capital stock and their respective affiliates will, in the aggregate, beneficially own 46% of our outstanding subordinate voting shares on an as converted basis, based on 339,336,633 subordinate voting shares and 278,170 multiple voting shares outstanding. As a result, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors, any merger, consolidation, or sale of all or substantially all of our assets, or other significant corporate transactions. In addition, these persons, acting together, may have the ability to control the management and affairs of our Company. Accordingly, this concentration of ownership may harm the market price of our subordinate voting shares by:

- delaying, deferring, or preventing a change in control;
- entrenching our management and/or the board of directors;
- impeding a merger, consolidation, takeover, or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours.

Our inability to attract and retain key personnel could materially, adversely affect our business.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key personnel. We compete with other companies both within and outside the cannabis industry to recruit and retain competent employees. If we cannot maintain qualified employees to meet the needs of our anticipated growth, our business and financial condition could be materially, adversely affected.

Our sales are difficult to forecast due to limited and unreliable market data.

As a result of recent and ongoing regulatory and policy changes in the medical and adult use cannabis industries, the market data that is available is limited and unreliable. We must rely largely on our own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which our business operates. Additionally, any market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data. A failure in the demand for our products to materialize as a result of inaccurate research and projections may have a material, adverse effect on our business, results of operations and financial condition.

We may be subject to growth-related risks.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal personnel, processes, systems, and controls. Our ability to manage growth effectively will require us, among other things, to continue to implement and improve our operational and financial systems and processes, and to expand, train and manage our employee base. Our inability to manage this growth effectively and efficiently may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

We are currently involved in litigation, and there may be additional litigation in which we will be involved in the future.

We are currently involved in litigation and may become party to litigation from time to time in the future with various counterparties, including, but not limited to, joint venture partners and other affiliates. An adverse decision in any litigation could have a material, adverse effect on our business, financial condition or results of operations and could result in negative publicity and reputational harm. Furthermore, even if we are successful in the litigation, we may incur substantial legal fees, which could have a material, adverse effect on our business, financial condition, or results of operations.

We face an inherent risk of product liability claims as a manufacturer, processor and producer of products that are intended to be ingested by people.

As a cultivator, manufacturer, processor, and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action, and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. Although we will continue to have quality control procedures in place, we may be subject to various product liability claims, including, among others, that the products produced by us, or the products that are purchased by us from third-party licensed producers, caused injury, illness, or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our customers and consumers generally and could have a material, adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products and have a material, adverse effect on our business, results of operations and financial condition.

Our intellectual property may be difficult to protect.

We rely upon certain proprietary intellectual property, including but not limited to brands, trademarks, trade names, patents and proprietary processes. Our success will depend, in part, on our ability to maintain and enhance protection over our intellectual property, know-how and other proprietary information. We enter into confidentiality or non-disclosure agreements with our corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third-parties confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party's relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property, and we enter into assignment agreements to perfect our rights. These confidentiality, inventions, and assignment confidentiality agreements may be breached and may not effectively assign rights to proprietary information to us. In addition, our proprietary information could be independently discovered by competitors, in which case we may not be able to prevent the use of such proprietary information by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our proprietary information could be difficult, expensive, and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect such proprietary information. The failure to obtain or maintain meaningful intellectual property protection could adversely affect our competitive position.

In addition, effective future patent, trademark, copyright, and trade secret protection may be unavailable or limited in certain countries and may be unenforceable under the laws of certain jurisdictions. As long as cannabis remains a Schedule I controlled substance pursuant to the Controlled Substances Act, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to us. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally registered marks. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties.

Our failure to adequately maintain and enhance protection over our proprietary information, as well as over unregistered intellectual property of companies that we acquire, could have a material, adverse effect on our business, financial condition, or results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success may depend on our ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. We cannot assure that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing intellectual property to us do not have adequate rights to the licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against Vireo, we will be required to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, require us to pay ongoing royalties or subject us to injunctions that may prohibit the development and operation of our applications, any of which could have a material, adverse effect on our business, results of operations and financial condition.

Our products may be subject to product recalls, which may result in expense, legal proceedings, regulatory action, loss of sales and reputation, and diversion of management attention.

Despite our quality control procedures, cultivators, manufacturers, and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products, or any of the products that are purchased by us from a third-party licensed producer, are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of our significant brands were subject to recall for any reason, the image of that brand and the Company could be harmed. A recall could lead to decreased demand for our products and could have a material, adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We may face unfavorable publicity or consumer perception of the safety, efficacy, and quality of our cannabis products as a result of research, investigations, litigation and publicity.

Management believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material, adverse effect on the demand for our products and our business, results of operations, financial condition, and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material, adverse effect on the Company, the demand for our products and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or our products specifically, or associating the consumption of adult use cannabis with illness or other negative effects or events, could have such a material, adverse effect. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, the use of vape products and vaping may pose health risks. According to the Centers for Disease Control, vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the FDA, consumers currently have no way of knowing whether they are safe for their intended uses or what types or concentrations of potentially harmful substances are found in these products.

We face intense competition in a new and rapidly growing industry by other licensed companies with more experience and financial resources than we have and by unlicensed, unregulated participants.

We face intense competition from other companies, some of which have longer operating histories and more financial resources and manufacturing and marketing experience than we have. Increased competition by larger and better-financed competitors could materially, adversely affect our business, financial condition, and results of operations. Because of the early stage of the industry in which we operate, we face additional competition from new entrants. If the number of consumers of cannabis in the states in which we operate increases, the demand for products will increase and we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, facilities, marketing, and sales support. We may not have sufficient resources to maintain research and development, facilities, marketing, and sales support efforts on a competitive basis, which could materially, adversely affect the business, financial condition, and results of our operations.

We also face competition from illegal dispensaries and black market sources of cannabis and cannabis products, which are unlicensed and unregulated, and which may sell products that are deemed more desirable than ours by certain consumers, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that we are prohibited from offering to individuals in certain of the states in which we operate as they are not currently permitted by the laws of such states. Such unlicensed and unregulated products can often be sold at a significantly lower price than our competing products due to substantially lower manufacturing costs. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material, adverse effect on the perception of cannabis use. Any or all these events could have a material, adverse effect on our business, financial condition, and results of operations.

There are risks associated with consolidation of the industry by well-capitalized entrants developing large-scale operations.

Currently, the cannabis industry generally is comprised of individuals and small to medium-sized entities, like the Company; however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger dispensaries and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively "price out" many of the individuals and small to medium sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. While the trend in most state laws and regulations seemingly deters this type of takeover, this industry remains quite nascent, so what the landscape will be in the future remains largely unknown.

Synthetic products from the pharmaceutical industry may compete with cannabis products.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume, and profitability of the cannabis industry. This could adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets and could have a material, adverse effect on our anticipated business, financial condition, and results of operations.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various Canadian and U.S. reporting and other regulatory requirements. We incur expenses and, to a lesser extent, diversion of our management's time in our efforts to comply with the Sarbanes-Oxley Act and applicable Canadian securities laws regarding internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act and applicable Canadian securities laws, or the subsequent testing by our independent registered public accounting firm if required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares. The existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We identified a material weakness in our internal control over financial reporting as of December 31, 2021, which was remediated as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness was primarily attributable to the misapplication of GAAP accounting guidance surrounding the treatment of warrants issued with a Canadian dollar denominated exercise price. Management updated its control procedures over the accounting for infrequent and unusual transactions during the year ended December 31, 2022. More specifically, management added a process step to consult with external GAAP accounting experts when a new significant, infrequent, or unusual transaction occurs. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to avoid potential future material weaknesses. Moreover, we cannot be certain that we will not in the future have additional material weaknesses in our internal control over financial reporting, or that we will successfully remediate any that we find. In addition, the processes and systems we have developed to date may not be adequate.

There could continue to be a reasonable possibility that significant deficiencies, other material weaknesses or deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, or cause us to fail to meet our obligations to file periodic financial reports on a timely basis. Any of these failures could result in adverse consequences that could materially and adversely affect our business, including an adverse impact on the market price of our Subordinate Voting Shares, potential action by the SEC against us, possible defaults under our debt agreements, shareholder lawsuits, delisting of our Shares, general damage to our reputation and the diversion of significant management and financial resources.

The elimination of monetary liability against our directors, officers, and employees under British Columbia law and the existence of indemnification rights for our obligations to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees.

Our Articles contain a provision permitting us to eliminate the personal liability of our directors to us and our shareholders for damages incurred as a director or officer to the extent provided by British Columbia law. We may also have contractual indemnification obligations under any employment agreements with our officers or agreements entered into with our directors. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and the resulting costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit the Company and our shareholders.

There is doubt as to the ability to enforce judgments in Canada or under Canadian law against U.S. subsidiaries, assets, and experts.

Our subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts that will be retained by us or our affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for our shareholders to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by U.S. law in such circumstances.

Our directors and officers reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a United States court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.

Our past performance may not be indicative of our future results.

Our prior investment and operational performance may not be indicative of our future operating results. There can be no assurance that the historical operating results achieved by us or our affiliates will be achieved by us, and our performance may be materially different.

Our business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions and events.

Disruptions and volatility in global financial markets and declining consumer and business confidence could lead to decreased levels of consumer spending. Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer spending and, consequently, impact our sales and profitability. Moreover, in the event of war (such as the military conflict between Russia and Ukraine and in the Middle East), acts of terrorism or the threat of terrorist attacks, public health crises (such as the COVID-19 pandemic), climate risks and weather catastrophes or other events outside of our control, consumer spending could significantly decrease for a sustained period. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material, adverse effect on our business, financial condition, results of operations, and cashflow.

Diseases and epidemics may adversely impact our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases (such as the COVID-19 pandemic) could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labor shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver the Company's products, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on input prices, demand for our products, investor confidence, and general financial market liquidity, all of which may materially, adversely affect the Company's business and the market price of the Subordinate Voting Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Our Securities

A return on our securities is not guaranteed.

There is no guarantee that our securities will earn any positive return in the short term or long term. A holding of our securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

Additional issuances of Subordinate Voting Shares, or securities convertible into Subordinate Voting Shares, may result in dilution.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder's holdings in the Company. Our Articles permit the issuance of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our Board of Directors has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences, and privileges superior to those existing holders of our securities. Moreover, additional Subordinate Voting Shares will be issued by the Company on the conversion of the Multiple Voting Shares in accordance with their terms. To the extent holders of our options or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. Further, the Company may issue additional securities in connection with strategic acquisitions. The Company cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares) will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and economic interest in the Company.

Sales of substantial numbers of Subordinate Voting Shares may have an adverse effect on their market price.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time either by existing holders of Subordinate Voting Shares or by holders of the Multiple Voting Shares, which are convertible into Subordinate Voting Shares on the satisfaction of certain conditions. These sales, or the market perception that the holders of a large number of Subordinate Voting Shares or Multiple Voting Shares intend to sell Subordinate Voting Shares, could reduce the market price of the Shares. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities.

The market price for the Subordinate Voting Shares may continue to be volatile.

The market prices for securities of cannabis companies generally have been volatile. In addition, the market price for the Subordinate Voting Shares has been and may be subject to wide fluctuations in response to numerous factors within and beyond our control including, but not limited to:

- actual or anticipated fluctuations in our results of operations;

- recommendations by securities research analysts;

- changes in the economic performance or market valuations of companies in the industry in which we operate;

- addition or departure of our executive officers and other key personnel;

- release or expiration of transfer restrictions on outstanding Multiple Voting Shares or Subordinate Voting Shares;

- sales or expected sales of additional Subordinate Voting Shares;

- exercise of options or warrants to purchase Subordinate Voting Shares;

- operating and financial performance that deviates from the expectations of management, securities analysts or investors;

- regulatory changes affecting our industry generally and/or our business and operations;

- announcements of developments and other material events by us or our competitors;

- fluctuations in the costs of vital production materials and services;

- changes in global financial markets, global economies, and general market conditions, such as interest rates and pharmaceutical product price volatility;

- significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;

- operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

- news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or markets.

Financial markets have at times historically experienced significant price and volume fluctuations that: (i) have especially affected the market prices of equity securities of companies and (ii) have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate

Voting Shares from time to time may decline even if our operating results, underlying asset values and prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that may result in impairment losses to us. There can be no assurance that further fluctuations in price and volume of Subordinate Voting Shares traded will not occur. If increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares may be materially, adversely affected.

A further decline in the price or trading volume of the Subordinate Voting Shares could affect our ability to raise further capital and adversely impact our ability to continue operations.

The market price for the Subordinate Voting Shares has historically been volatile, with relatively few shares traded on most trading days. Because a significant portion of our operations have been and may continue to be financed through the sale of equity securities, a decline in the price or trading volume of our Subordinate Voting Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a material, adverse effect on our business plan and operations, including our ability to operationalize existing licenses and complete planned capital expenditures. If the price or trading volume of our Subordinate Voting Shares materially declines, there can be no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue to operate all of our current businesses, or at all.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate, or unfavorable research about us, our business or our market, our share price and trading volume could decline.

The trading market for our Subordinate Voting Shares may be influenced by the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. If no or few securities or industry analysts cover our Company, as is currently the case, the trading price and volume of our Subordinate Voting Shares is likely negatively impacted and will likely continue to be negatively impacted for so long as analyst coverage is minimal or no analysts cover us. If one or more of the analysts who covers us downgrades our Subordinate Voting Shares or publishes unfavorable research about our business, or provides more favorable relative recommendations about our competitors, the price of our Subordinate Voting Shares would likely decline. If any analyst ceases coverage of us or fails to publish reports on us regularly, demand for our Subordinate Voting Shares could decrease, which could cause our share price or trading volume, or both, to decline further.

An investor may face liquidity risks with an investment in our Subordinate Voting Shares.

There is a significant liquidity risk associated with an investment in our Subordinate Voting Shares. The Subordinate Voting Shares currently trade on the Canadian Securities Exchange and are quoted on the OTCQX tier of the OTC Markets in the United States. We cannot predict at what prices the Subordinate Voting Shares will continue to trade, and there is no assurance that an active trading market will be sustained. The Subordinate Voting Shares do not currently trade on any U.S. national securities exchange. In the event the Subordinate Voting Shares begin trading on any U.S. national securities exchange, we cannot predict at what prices the Subordinate Voting Shares will trade and there is no assurance that an active trading market will develop or be sustained.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of Subordinate Voting Shares for reasons unrelated to operating performance. Moreover, the OTC Markets is not a U.S. national securities exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling Subordinate Voting Shares on the OTC Markets.

We are subject to increased costs as a result of being a public company in Canada and the United States.

As a public company both in Canada and the United States, we are subject to the reporting requirements, rules and regulations under the applicable Canadian and United States securities laws and rules of stock exchange(s) on which our

57

securities may be listed. We incur increased costs associated with legal, accounting, and other expenses related to such regulatory compliance. Securities legislation and the rules and policies of the Canadian Securities Exchange require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to our legal and financial compliance costs. We may also elect to devote greater resources than we otherwise would have on communication and other activities typically considered important by publicly traded companies.

We do not intend to pay dividends on our Subordinate Voting Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of our Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Subordinate Voting Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our Subordinate Voting Shares will depend upon any future appreciation in their value. There is no guarantee that our Subordinate Voting Shares will appreciate in value or even maintain the price at which they were purchased.

We are an "emerging growth company" as defined in the JOBS Act and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, the Subordinate Voting Shares may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. Under the JOBS Act, emerging growth companies may take advantage of certain reduced disclosures and may, as hawse have, elect to delay adopting new or revised accounting standards until such time as those standards apply to private companies, which may result in our financial statements not being comparable to those of some other public companies.

For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if we are deemed to be a large accelerated filer under the rules of the SEC of any fiscal year, if we have total annual gross revenue of $1.235 billion as of the end of a fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period. We cannot predict if investors will find the Subordinate Voting Shares less attractive because we may rely on these exemptions. If some investors find the Subordinate Voting Shares less attractive as a result, there may be a less active trading market for the Subordinate Voting Shares, and the share price may be more volatile.

Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable by one of our licensing authorities, that shareholder would not be able to beneficially own our securities. Our shareholders may also be required to provide information that is requested by licensing authorities and we have the right, under certain circumstances, to redeem a shareholder's securities; we may be forced to use our cash or incur debt to fund such redemption of our securities.

The Company is, subject to certain conditions, entitled to redeem its securities held by certain shareholders in order to permit the Company to comply with applicable licensing regulations. The purpose of the redemption right is to provide the Company with a means of protecting itself from having a shareholder (an "**Unsuitable Person**") with an ownership interest of five percent (5%) or more of the Company's issued and outstanding shares (calculated on as-converted to Subordinate Voting Shares basis):

(i)   who a governmental authority granting licenses to the Company (including to any subsidiary) has determined to be unsuitable to own shares, or

(ii) whose ownership of our securities may result in the loss, suspension or revocation (or similar action) with respect to any licenses relating to the conduct of our business relating to the cultivation, processing or dispensing of cannabis or cannabis-derived products in the United States or in the Company being unable to obtain any new licenses in the course of its business, in each case including, but not limited to, as a result of such person's failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a governmental authority, as determined by the Board of Directors in its sole discretion after consultation with legal counsel and, if a license application has been filed, after consultation with the applicable governmental authority.

In the event a shareholder's background or status jeopardizes our current or proposed licensure, we may be required to redeem such shareholder's securities in order to continue our operations or obtain licenses in the future. This redemption may divert our cash resources from other productive uses and require us to obtain additional financing which, if in the form of equity financing, would be dilutive to our shareholders. Further, any debt financing may involve additional restrictive covenants and further leveraging of our fixed assets. The inability to obtain additional financing to redeem an Unsuitable Person's securities may result in the loss of a current or potential license.

Certain Tax Risks

We are subject to Canadian and United States tax on our worldwide income.

We are deemed to be a resident of Canada for Canadian federal income tax purposes by virtue of being organized under the laws of a Province of Canada. Accordingly, we are subject to Canadian taxation on our worldwide income, in accordance with the rules in the Tax Act generally applicable to corporations resident in Canada.

Notwithstanding that we are deemed to be a resident of Canada for Canadian federal income tax purposes, we are treated as a United States corporation for United States federal income tax purposes, pursuant to Section 7874(b) of the Code, and will be subject to United States federal income tax on our worldwide income. As a result, we are subject to taxation both in Canada and the United States, which could have a material, adverse effect on our business, financial condition, or results of operations.

Dispositions of the Subordinate Voting Shares are subject to Canadian and/or United States tax.

Dispositions of the Subordinate Voting Shares are subject to Canadian tax. In addition, dispositions of the Subordinate Voting Shares by U.S. Holders are subject to U.S. tax, and certain dispositions of the Subordinate Voting Shares by Non-U.S. Holders (including, if we are treated as a USRPHC, as defined below) are subject to U.S. tax. For purposes of this discussion, a "**U.S. Holder**" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the Subordinate Voting Shares and is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations. For purposes of this discussion, a "Non-U.S. holder" is a beneficial owner of the Subordinate Voting Shares other than a U.S. Holder or partnership.

Although we do not intend to pay dividends on our Subordinate Voting Shares, any such dividends would be subject to Canadian and/or United States withholding tax.

It is currently not anticipated that we will pay any dividends on any of our Subordinate Voting Shares in the foreseeable future.

To the extent dividends are paid on our Subordinate Voting Shares, dividends received by shareholders who are residents of Canada for purposes of the Tax Act (and Non-U.S. Holders for purposes of the Code) will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a Canadian foreign tax credit or a deduction in respect of such U.S. withholding taxes paid may not be available.

Dividends received by U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders may not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. Holders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant tax treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant tax treaty.

Taxation of Non-U.S. Holders upon a disposition of the Subordinate Voting Shares depends on whether we are classified as a United States real property holding corporation.

We are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of our Non-U.S. Holders upon a disposition of the Subordinate Voting Shares generally depends on whether we are classified as a "United States real property holding corporation" for U.S. federal income tax purposes (a "**USRPHC**"). We have not performed any analysis to determine whether we are currently, or have ever been, a USRPHC. In addition, we have not sought and do not intend to seek formal confirmation of our status as a Non-USRPHC from the IRS. If we ultimately are determined by the IRS to constitute a USRPHC, our non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

Changes in tax laws may affect the Company and holders of Subordinate Voting Shares.

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial, or administrative action, in a manner adverse to us or holders of our Shares.

ERISA imposes additional obligations on certain investors.

In considering an investment in the Shares, trustees, custodians, investment managers, and fiduciaries of retirement and other plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("**ERISA**") and/or Section 4975 of the Code, should consider, among other things: (i) whether an investment in the Company shares is in accordance with plan documents and satisfies the diversification requirements of Sections 404(a)(1)(C) and 404(a)(1)(D) of ERISA, if applicable; (ii) whether an investment in our Shares will result in unrelated business taxable income to the plan; (iii) whether an investment in the Shares is prudent under Section 404(a)(1)(B) of ERISA, if applicable, given the nature of an investment in, and the compensation structure of, the Company and the potential lack of liquidity of Shares during the lock-up period following the RTO; (iv) whether the Company or any of our affiliates is a fiduciary or party in interest to the plan; and (v) whether an investment in the Shares complies with the "indicia of ownership" requirement set forth in ERISA Section 404(b). Fiduciaries and other persons responsible for the investment of certain governmental and church plans that are subject to any provision of federal, state, or local law that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or Section 4975 of the Code that are considering the investment in the Shares should consider the applicability of the provisions of such similar law and whether the Shares would be an appropriate investment under such similar law. The responsible fiduciary must take into account all of the facts and circumstances of the plan and of the investment when determining if a particular investment is prudent.

Item 1B.   Unresolved Staff Comments

None.

Item 1C. **Cybersecurity**

Cybersecurity risk management and strategy

The Company integrates risk management into its overall cybersecurity strategy and has implemented processes designed to identify, assess, prioritize, and manage risks to protect data, intellectual property, and information assets. As part of our risk governance and management, the Company has developed procedures to identify and evaluate risks, measure them against predefined criteria, devise and execute strategies to mitigate identified risks, continuously monitor and review risk profiles, and communicate risks to management and relevant stakeholders. Addressing cybersecurity risks involves a comprehensive approach that encompasses both internal assessments and external information sources. For instance, the Company engages in security assessments conducted by internal and external experts to ensure compliance with security policies and industry frameworks; and vulnerability assessments to discover vulnerabilities in networks, systems and applications. The Company has strategically reduced its hardware footprint by eliminating on-premise datacenters and moving IT infrastructure into cloud-hosted and Software as a Service (SaaS) providers. As a result, the Company believes it is streamlined and agile to respond quickly to market fluctuations and changes in the industry. Additionally, the Company leverages cloud-hosted and SaaS providers that offer Service Level Agreements (SLAs) and adhere to compliance and regulatory requirements for the industry. We oversee third-party service providers by conducting vendor diligence upon onboarding and additional monitoring. Vendors are assessed for risk based on the nature of their services, access to data and systems and supply chain risk. The Company performs ongoing risk assessments that evaluate IT systems and assess the likelihood of occurrence, estimate potential impact, and plan for remediation.

Cybersecurity Governance

Cybersecurity risk management is overseen by the Company's Vice President of Information Technology and Security who is supported by full-time information security staff. These individuals have experience across industries that, among other things, develops and distributes information security policies, standards and procedures; engages in employee cybersecurity training; implements security controls; assesses security risk and compliance posture; monitors and responds to security events; and executes security testing and assessments The Vice President of Information Technology and Security advises the executive team on the development and implementation of the information security program.

The Company incorporates learning from its cybersecurity risk management process into its overall cybersecurity program. To date, the Company has not experienced a cybersecurity incident that resulted in a material effect on our business strategy, results of operations, or financial condition. Despite our efforts, we cannot provide assurance that we will not be materially affected in the future by cybersecurity risks or any future material incidents. For more information, see "*Item 1A. Risk Factors — We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches*".

The Board and executive team provide regular oversight of the Company's cybersecurity risk management program. The Vice President of Information Technology and Security presents to the Board and the executive team regularly with updates via business review dashboards. The Board and executive team provide guidance, including with respect to any changes to business priorities, risk tolerance, or security initiatives.

Item 2.   **Properties**

The following tables set forth our principal physical properties.

	Material Properties	
Type	**Location**	**Leased / Owned**
Processing	MaryMed, LLC (100 Enterprise Drive Hurlock, Maryland 21643)	Leased
Cultivation	MaryMed, LLC (12418 Massey Road Massey, Maryland 21650)	Owned
Cultivation	Vireo Health of Minnesota, LLC (10700 165th Avenue NW Elk River, Minnesota 55330)	Leased with Purchase Option
Cultivation and Processing	Vireo Health of Minnesota, LLC (8740 77th Street NE Otsego, Minnesota 55362)	Leased
Cultivation and Processing	Vireo Health of New York, LLC (Tryon Industrial Park 256 County Route 117 Perth, New York 12010)	Leased

Through our subsidiaries, we have entered into material lease agreements related to our Maryland, Minnesota, and New York operations. Those agreements are discussed below.

Maryland Lease

100 Enterprise Drive, LLC ("**Maryland Lessor**") entered into a lease agreement with MaryMed, LLC on April 21, 2017 and continuing for a period of ten years ("**MaryMed Lease Agreement**"). Pursuant to the MaryMed Lease Agreement, MaryMed LLC agreed to lease from Maryland Lessor the premises located at 10 Enterprise Drive, in the Town of Hurlock County, of Dorchester, Maryland. The monthly base rent for the first 12 months of the term of the lease was $20,000 per month and $300,000 as security deposit. The foregoing description is qualified in its entirety by reference to the MaryMed Lease Agreement, which is included as Exhibit 10.17 hereto and incorporated by reference herein.

Maryland Lessor entered into a lease amendment with MaryMed, LLC on May 8, 2020 ("**MaryMed Lease Amendment**") with respect to the MaryMed Lease Agreement. Pursuant to the MaryMed Lease Amendment, the base rent was reduced to an amount of $10,506 per month from June 1, 2020 through August 1, 2020. The foregoing description is qualified in its entirety by reference to the MaryMed Lease Amendment, which is included as Exhibit 10.13 hereto and incorporated by reference herein.

Minnesota Lease

IIP-MN 1 LLC ("**Minnesota Landlord**") and Minnesota Medical Solutions (predecessor to Vireo Health of Minnesota, LLC) entered into a lease agreement on November 8, 2017 that was set to expire on November 8, 2032 ("**MN Lease Agreement**"). Concurrent with the execution of the lease, Minnesota Landlord closed on a purchase of real property and improvements on the property located at 8740 77th Street Northeast, Ostego, Minnesota on October 6, 2017. The monthly base rent for the first 12 months of the term of the MN Lease Agreement was $50,000, with $300,000 to be paid in security deposit. The foregoing description is qualified in its entirety by reference to the MN Lease Agreement, which is included as Exhibit 10.19 hereto and incorporated by reference herein.

Pursuant to the First Amendment to the MN Lease Agreement ("**1st Amendment to the MN Lease Agreement**"), dated December 7, 2018, the term of the MN Lease Agreement was extended to December 7, 2033 and Minnesota Medical Solutions was permitted to make improvements at a cost to Minnesota Landlord not to exceed $2,988,000 rather than $988,000 as initially detailed in the MN Lease Agreement. In addition, the monthly base rent was increased to $77,625 and the security deposit was increased to $450,000. The foregoing description is qualified in its entirety by reference to the 1st Amendment to the MN Lease Agreement, which is included as Exhibit 10.15 hereto and incorporated by reference herein.

Pursuant to the Second Amendment to the MN Lease Agreement ("**2nd Amendment to the MN Lease Agreement**"), dated September 25, 2019, the term of the MN Lease Agreement was extended to December 7, 2038 and Minnesota Medical Solutions was permitted to make improvements at a cost to Minnesota Landlord not to exceed $5,588,000 rather than $2,988,000 as detailed in the 1st Amendment to the MN Lease Agreement, and the monthly base rent was increased to $111,262. The foregoing description is qualified in its entirety by reference to the 2nd Amendment to the MN Lease Agreement, which is included as Exhibit 10.16 hereto and incorporated by reference herein.

Pursuant to the Third Amendment to the MN Lease Agreement ("**3rd Amendment to the MN Lease Agreement**"), dated February 18, 2020, Minnesota Medical Solutions was permitted to make improvements at a cost to Minnesota Landlord not to exceed $5,638,183 rather than $2,988,000 as detailed in the 2nd Amendment to the MN Lease Agreement. The foregoing description is qualified in its entirety by reference to the 3rd Amendment to the MN Lease Agreement, which is included as Exhibit 10.17 hereto and incorporated by reference herein.

Pursuant to the Fourth Amendment to the MN Lease Agreement ("**4th Amendment to the MN Lease Agreement**"), dated April 10, 2020, Minnesota Medical Solutions was permitted to make improvements at a cost to Minnesota Landlord not to exceed $6,698,183 rather than $5,638,183 as detailed in the 3rd Amendment to the MN Lease Agreement, and the term of the MN Lease Agreement was extended to April 9, 2040. In addition, the monthly base rent was increased to $129,350. The security deposit will be reduced to $225,000 on November 8, 2023 and the security deposit will be further reduced to $112,500 on November 8, 2026. The foregoing description is qualified in its entirety by reference to the 4th Amendment to the MN Lease Agreement, which is included as Exhibit 10.18 hereto and incorporated by reference herein.

Pursuant to the Fifth Amendment to the MN Lease Agreement ("**5th Amendment to the MN Lease Agreement**"), dated February 24, 2023, a default by any affiliate of Vireo Health of Minnesota, LLC (f/k/a Minnesota Medical Solutions), under another lease with the Minnesota Landlord or any affiliate of the Minnesota Landlord, beyond any applicable notice and cure periods, constitutes a default under the MN Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 5th Amendment to the MN Lease Agreement, which is included as Exhibit 10.43 hereto and incorporated by reference.

On February 22, 2024, the Vireo Minnesota executed a lease for cannabis cultivation and manufacturing facilities in Elk River, Minnesota. Per the terms of the lease the landlord agreed to provide the Company with $2,000,000 of tenant improvement allowances. Rent will not commence until January 1, 2025, at which time monthly base rent will be $82,500. Starting January 1, 2025, the Company has the option to purchase the property. The initial purchase price is $13,000,000 increasing by 3% at the start of each calendar year until the option expires on December 31, 2028. The lease expires on December 31, 2034.

New York Lease

IIP-NY2 LLC ("**New York Landlord**") and Vireo Health of New York, LLC entered into a lease agreement on October 23, 2017 that was set to expire on October 23, 2032 ("**NY Lease Agreement**"). Concurrent with the execution of the lease, IIP-NY 2 LLC closed on a purchase of real property and improvements on the property located at 256 County Route 117, Perth, New York on September 21, 2017. The monthly base rent for the first 12 months of the term of the NY Lease Agreement was $55,000, with $330,000 to be paid in security deposit. The foregoing description is qualified in its entirety by reference to the NY Lease Agreement, which is included as Exhibit 10.19 hereto and incorporated by reference herein.

Pursuant to the First Amendment to the NY Lease Agreement ("**1st Amendment to the NY Lease Agreement**"), dated December 7, 2018, the term of the NY Lease Agreement was extended to December 7, 2033 and Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $3,000,000, instead of $1,000,000 as initially outlined in the NY Lease Agreement. The foregoing description is qualified in its entirety by reference to the 1st Amendment to the NY Lease Agreement, which is included as Exhibit 10.10 hereto and incorporated by reference herein.

Pursuant to the Second Amendment to the NY Lease Agreement ("**2nd Amendment to the NY Lease Agreement**"), dated April 10, 2020, the term of the NY Lease Agreement was extended to April 9, 2035 and Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $3,360,000 rather than $3,000,000 as detailed in the 1st Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased to $90,518.51 and the Company provided a new guaranty on behalf of New York Landlord. The foregoing description is qualified in its entirety by reference to the 2nd Amendment to the NY Lease Agreement, which is included as Exhibit 10.11 hereto and incorporated by reference herein.

Pursuant to the Third Amendment to the NY Lease Agreement ("**3rd Amendment to the NY Lease Agreement**"), dated September 24, 2022, the term of the NY Lease Agreement was extended to September 23, 2041. Concurrent with the execution of the 3rd Amendment to the NY Lease Agreement, Vireo Health of New York and the New York Landlord closed on a purchase of 92.3 acres of real property adjacent to 256 County Route 117, Perth, New York. Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $49,435,000, instead of $3,360,000 as initially outlined in the 2nd Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased to $615,629 and the Company provided a new guaranty on behalf of the New York Landlord. The forgoing description is qualified in its entirety by reference to the 3rd Amendment to the NY Lease Agreement, which is included as Exhibit 10.12 hereto and incorporated by reference.

Pursuant to the Fourth Amendment to the NY Lease Agreement ("**4th Amendment to NY Lease Agreement**"), dated February 24, 2023, (1) the tenant improvement allowance was increased to a cost not to exceed $53,435,000, instead of $49,435,000 as initially outlined in the 3rd Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased by an additional $50,000, (2) the security deposit was increased by an additional $150,000, and (3) a default by any affiliate of Vireo Health of New York, LLC, under another lease with the New York Landlord or any affiliate of the New York Landlord, beyond any applicable notice and cure periods, constitutes a default under the NY Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 4th Amendment to the NY Lease Agreement, which is included as Exhibit 10.44 hereto and incorporated by reference.

Pursuant to the Fifth Amendment to the NY Lease Agreement ("**5th Amendment to NY Lease Agreement**"), dated October 27, 2023, (1) the tenant improvement allowance was increased to a cost not to exceed $67,435,000, instead of $53,435,000 as initially outlined in the Third Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased by an additional $210,000, (2) the existing security deposit was used to pay liens against the property. (3) Vireo Health of New York, LLC agreed to restore the used security deposit over a twelve month period beginning February 1, 2024, and (4) a default by any affiliate of Vireo Health of New York, LLC, under another lease with the New York Landlord or any affiliate of the New York Landlord, beyond any applicable notice and cure periods, constitutes a default under the NY Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 4th Amendment to the NY Lease Agreement, which is included as Exhibit 10.44 hereto and incorporated by reference.

Item 3.   Legal Proceedings

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, other than as described below, is expected to have a material, adverse effect on our results of operations or financial condition.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Vireo pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Vireo Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Vireo received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Vireo denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Vireo commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Vireo to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production based upon the Company's belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery. The Company also prepared materials in anticipation of seeking summary determination of its claim, which it anticipates filing within 30 days.

On May 2, 2024, the Company filed a Notice of Application (the "**Summary Trial Application**") with the Supreme Court of British Columbia seeking summary determination. The Company is seeking substantial damages, specifically US $860.9 million, as well as other costs and legal fees, based on Verano's breach of contract and of its duty of good faith and honest performance. The Notice of Application is not currently set for hearing.

On June 19, 2024, Verano filed a Notice of Application (the "**Preliminary Suitability Application**") seeking orders dismissing the Summary Trial Application on the basis that certain issues in the action are not suitable for summary determination. The Preliminary Suitability Application is currently set for hearing on June 15 and 16, 2025.

Due to uncertainties inherent in litigation, it is not possible for Vireo to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded. The damages sought will be significant and material given that Verano's breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities**

Trading Price and Volume

Our Subordinate Voting Shares are traded on the CSE under the symbol "VREO." The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the CSE.

Period		Low Trading Price (C$)		High Trading Price (C$)
Quarter Ending March 31, 2025				
First Quarter (through February 15, 2024)	$	0.6300	$	0.8500
Year Ended December 31, 2024				
Fourth Quarter (December 31, 2024)	$	0.3450	$	0.8200
Third Quarter (September 30, 2024)	$	0.5400	$	0.8400
Second Quarter (June 30, 2024)	$	0.5100	$	0.9500
First Quarter (March 31, 2024)	$	0.3200	$	0.6100
Year Ended December 31, 2023				
Fourth Quarter (December 31, 2023)	$	0.2050	$	0.3500
Third Quarter (September 30, 2023)	$	0.1400	$	0.3000
Second Quarter (June 30, 2023)	$	0.1450	$	0.3200
First Quarter (March 31, 2023)	$	0.1450	$	0.2750

Our Subordinate Voting Shares also are traded on the OTCQX under the symbol "VREOF." The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the OTCQX.

Period		Low Trading Price (US$)		High Trading Price (US$)
Quarter Ending March 31, 2025				
First Quarter (through February 15, 2024)	$	0.4300	$	0.5700
Year Ended December 31, 2024				
Fourth Quarter (December 31, 2024)	$	0.2450	$	0.5900
Third Quarter (September 30, 2024)	$	0.4100	$	0.6100
Second Quarter (June 30, 2024)	$	0.3670	$	0.6800
First Quarter (March 31, 2024)	$	0.2370	$	0.4500
Year Ended December 31, 2023				
Fourth Quarter (December 31, 2023)	$	0.1550	$	0.2600
Third Quarter (September 30, 2023)	$	0.1020	$	0.2140
Second Quarter (June 30, 2023)	$	0.1060	$	0.2410
First Quarter (March 31, 2023)	$	0.1050	$	0.2070

Shareholders

As of February 15, 2025, there were approximately 5,000 holders of record of our Subordinate Voting Shares, 153 holders of record of our Multiple Voting Shares, and 0 holders of record of our Super Voting Shares.

Dividends

We have not paid, and do not in the foreseeable future intend to pay, any dividends on the Subordinate Voting Shares or any other equity. The declaration and payment of future dividends to holders of our Shares will be at the discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by the Board of Directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that the Company or our subsidiaries may incur. See "*Item 1A. Risk Factors — Risks Related to Our Securities — We do not intend to pay dividends on our Subordinate Voting Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of our Subordinate Voting Shares.*"

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There was no share repurchase activity by the issuer or affiliates during the quarter ended December 31, 2024.

Recent Sales of Unregistered Securities

Except as previously disclosed, we did not issue any unregistered securities during the year ended December 31, 2024.

Item 6. **Reserved**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or "forward-looking information" within the meaning of Canadian securities laws. These statements are often identified by the use of words such as "expect," "plan," "expected," "scheduled," "estimates," "estimated," "forecasts," "continue," "continued," "anticipate," "will," "expectations," "cannot," "could," "believe," "focused," "intention," "strategic," "future," "approach," "strategy," "efforts," "potential," "potentially," "possible," "may," "intend," "intended," "intent," "should," "might," "would," "achieve," "allowed to," "over time," "likely," "remain," "opportunities," "seeking," or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Annual Report on Form 10-K and those discussed in the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K and in our other SEC and Canadian public filings. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

This management's discussion and analysis is dated March 4, 2025.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Vireo Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

Operating Segment

We report our operating results in one business segment: the cultivation, production, and sale of cannabis. We cultivate, manufacture, and distribute cannabis products to third parties in wholesale markets and cultivate, manufacture, and sell cannabis products directly to approved patients and adult-use-customers in our owned or operated retail stores.

During the year ended December 31, 2024, the Company had operating revenue in three states: Maryland, Minnesota, and New York. Retail revenues during the year ended December 31, 2024 were derived from sales in 14 dispensaries throughout these three states. We had eight operational dispensaries in Minnesota, four in New York, and two in Maryland. Wholesale revenues were derived from sales of products to third parties in Maryland, Minnesota, and New York.

Merger Agreements with Deep Roots, Proper and Wholesome

On December 18, 2024, we entered into the Merger Agreements with respect the Mergers. Each Merger is an all-share transaction whereby, at the closing of each applicable transaction, (i) a new wholly-owned subsidiary of the Company would merge with and into Deep Roots, (ii) a new wholly-owned subsidiary of the Company would merge with and into Wholesome, and (ii) the Proper entities would each merge with and into new wholly-owned subsidiaries of the Company. None of the Deep Roots Merger, the Proper Mergers or the Wholesome Merger is contingent on the completion of any of the other Mergers. For a description of the Merger Agreements and details of the Merger, refer to Part I – "*Item 1. Business — Merger Agreements with Deep Roots, Proper and Wholesome.*"

Year ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our 18 dispensaries in three states and our wholesale sales to third parties in three states. For the year ended December 31, 2024, 80% of the revenue was generated from retail dispensaries and 20% from wholesale business. For the year ended December 31, 2023, 84% of the revenue was generated from retail dispensaries and 16% from wholesale business. During the year ended December 31, 2023, we ceased all operations in New Mexico.

For the year ended December 31, 2024, Minnesota operations contributed approximately 47% of revenues, New York contributed 11%, and Maryland contributed 42%. For the year ended December 31, 2023, Minnesota operations contributed approximately 51% of revenues, New York contributed 16%, New Mexico contributed 2%, and Maryland contributed 31%.

Total revenue for the year ended December 31, 2024, was $99,384,221, an increase of $11,251,058 or 13% compared to revenue of $88,133,163 for year ended December 31, 2023. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by decreased New Mexico revenues, which was divested in June of 2023, and declining New York revenues.

Retail revenue for the year ended December 31, 2024, was $79,534,555, an increase of $5,913,689 or 8% compared to retail revenue of $73,620,866 for the year ended December 31, 2023, primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by decreased New Mexico revenues, which was divested in June of 2023, and declining New York revenues.

Wholesale revenue for the year ended December 31, 2024, was $19,849,666, an increase of $5,337,369 or 37% compared to wholesale revenue of $14,512,297 for year ended December 31, 2023. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023.

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Retail:				
MN	$ 45,829,269	$ 45,171,621	$ 657,648	1 %
NY	6,162,406	8,915,421	(2,753,015)	(31)%
NM	—	1,964,285	(1,964,285)	(100)%
MD	27,542,880	17,569,539	9,973,341	57 %
Total Retail	**$ 79,534,555**	**$ 73,620,866**	**$ 5,913,689**	**8 %**
Wholesale:				
MD	$ 14,608,921	$ 9,400,733	$ 5,208,188	55 %
NY	4,953,809	5,046,537	(92,728)	(2)%
NM	—	39,727	(39,727)	(100)%
MN	286,936	25,300	261,636	1,034 %
Total Wholesale	**$ 19,849,666**	**$ 14,512,297**	**$ 5,337,369**	**37 %**
Total Revenue	**$ 99,384,221**	**$ 88,133,163**	**$ 11,251,058**	**13 %**
NM	$ —	$ (2,004,012)	$ 2,004,012	(100)%
Total Revenue excluding NM	**$ 99,384,221**	**$ 86,129,151**	**$ 13,255,070**	**15 %**

Cost of Goods Sold and Gross Profit

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the year ended December 31, 2024, was $48,613,204, an increase of $4,584,206 compared to the year ended December 31, 2023 of $44,208,998, driven most significantly by the product costs associated with the increase in revenues year over year.

Gross profit for the year ended December 31, 2024, was $50,771,107, representing a gross margin of 51%. This is compared to gross profit for the year ended December 31, 2023, of $44,104,165 or a 50% gross margin. The slight increase in margin was driven primarily by the disposition of operations in New Mexico in June 2023, which carried a lower margin profile while operational, and the commencement of adult-use sales in Maryland on July 1, 2023.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2024, were $37,207,653, an increase of $3,683,266 compared to total expenses of $33,524,387 for the year ended December 31, 2023. The increase in total expenses was primarily attributable to transaction costs incurred in connection with the Mergers of $4,504,001 partially offset by a decrease in share based compensation expenses of $529,824.

Operating Income (Loss) before Income Taxes and Other Income (Expense)

Operating income (loss) before other income (expense) and provision for income taxes for the year ended December 31, 2024, was $13,536,364, an increase of $2,983,586 compared to an operating income before other income (expense) and provision for income taxes of $10,579,778 for the year ended December 31, 2023.

Total Other Income (Expense)

Total other expense for the year ended December 31, 2024, was ($30,457,873), an increase of $2,054,006 compared to other expense of ($28,403,867) for the year ended December 31, 2023. The increase in other expense is primarily attributable to a decrease in other income associated with the ERC under the CAREs Act, and a decrease in other income associated with the Grown Rogue held warrants, partially offset by decreased losses on asset disposals.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2024, Federal and State income tax expense totaled $7,815,000 compared to tax expense of $7,723,000 for the year ended December 31, 2023. The increase in tax expense is primarily attributable to the increase in gross profit relative to the prior year.

Year ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in four states. For the year ended December 31, 2023, 84% of the revenue was generated from retail dispensaries and 16% from wholesale business. For the year ended December 31, 2022, 83% of the revenue was generated from retail dispensaries and 17% from wholesale business. During the year ended December 31, 2023, we ceased all operations in New Mexico. During the year ended December 31, 2022, we ceased all operations in Arizona.

For the year ended December 31, 2023, Minnesota operations contributed approximately 51% of revenues, New York contributed 16%, Maryland contributed 31%, and New Mexico contributed 2%. For the year ended December 31, 2022, Minnesota operations contributed approximately 51% of revenues, New York contributed 20%, Arizona contributed 3%, New Mexico contributed 8%, and Maryland contributed 18%.

Revenue for the year ended December 31, 2023, was $88,133,163, an increase of $13,507,296 or 18% compared to revenue of $74,625,867 for year ended December 31, 2022. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by decreased New Mexico revenues, which was divested in June of 2023.

Retail revenue for the year ended December 31, 2023, was $73,620,867, an increase of $11,497,510 or 19% compared to retail revenue of $62,123,357 for the year ended December 31, 2022, primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by decreased New Mexico revenues, which was divested in June of 2023

Wholesale revenue for the year ended December 31, 2023, was $14,512,297, an increase of $2,009,787 or 16% compared to wholesale revenue of $12,502,510 for year ended December 31, 2022. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023.

		Year Ended December 31,						
		2023		2022		$ Change		% Change
Retail:								
MN	$	45,171,621	$	37,461,646	$	7,709,975		21 %
NY		8,915,421		10,676,424		(1,761,003)		(16)%
NM		1,964,285		6,040,847		(4,076,562)		(67)%
MD		17,569,539		7,944,440		9,625,099		121 %
Total Retail	$	**73,620,866**	$	**62,123,357**	$	**11,497,509**		**19 %**
Wholesale:								
AZ	$	—	$	2,361,233	$	(2,361,233)		(100)%
MD		9,400,733		5,474,824		3,925,909		72 %
NY		5,046,537		3,994,313		1,052,224		26 %
NM		39,727		—		39,727		100 %
MN		25,300		672,140		(646,840)		(96)%
Total Wholesale	$	**14,512,297**	$	**12,502,510**	$	**2,009,787**		**16 %**
Total Revenue	$	**88,133,163**	$	**74,625,867**	$	**13,507,296**		**18 %**
AZ & NM	$	(2,004,012)	$	(8,402,080)	$	6,398,068		(76)%
Total Revenue excluding AZ & NM	$	**86,129,151**	$	**66,223,787**	$	**19,905,364**		**30 %**

Cost of Goods Sold and Gross Profit

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the year ended December 31, 2023, was $44,028,998, an increase of $311,292 compared to the year ended December 31, 2022 of $43,717,706, driven most significantly by the product costs associated with the increase in revenues year over year.

Gross profit for the year ended December 31, 2023, was $44,104,165, representing a gross margin of 50%. This is compared to gross profit for the year ended December 31, 2022, of $30,908,161 or a 41% gross margin. The increase in margin was driven by increased retail revenue contributions from Minnesota, which carries a high margin profile, both overall and as a percentage of total revenue, the disposition of all Arizona wholesale operations, which carried a low margin in 2022, and the commencement of adult-use sales in Maryland on July 1, 2023.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2023, were $33,524,387, a decrease of $4,323,139 compared to total expenses of $37,847,526 for the year ended December 31, 2022. The decrease in total expenses was attributable to a decrease in selling, general, and administrative expenses of $5,605,706 partially offset by an increase in share based compensation expenses of $1,463,401. Decreased salaries and wages driven by lower headcount and decreased professional fees account for the majority of the decrease in selling, general, and administrative expenses.

Operating Income (Loss) before Income Taxes and Other Income (Expense)

Operating income (loss) before other income (expense) and provision for income taxes for the year ended December 31, 2023, was $10,579,778, an increase of $17,519,143 compared to an operating loss before other income (expense) and provision for income taxes of $(6,939,365) for the year ended December 31, 2022.

Total Other Income (Expense)

Total other expense for the year ended December 31, 2023, was ($28,403,867), a decrease of $1,221,212 compared to other expense of ($29,625,079) or the year ended December 31, 2022. The decrease in other expense is primarily attributable to increased other income attributable to the receipt of the Coronavirus Aid, Relief, and Economic Security Act Employee Retention Tax Credit in 2023 and decreased impairment losses in 2023, partially offset by increased interest expense driven by the Credit Facility and increased losses on disposal of assets related to the Red Barn Growers disposition in connection with the divestiture of our business in New Mexico during 2023.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2023, Federal and State income tax expense totaled $7,723,000 compared to tax expense of $5,893,000 for the year ended December 31, 2022. The increase in tax expense is primarily attributable to the increase in gross profit relative to the prior year.

Non-GAAP Measures

EBITDA and Adjusted EBITDA are non-GAAP measures that do not have a standardized definition under GAAP. Total Revenues excluding revenues from states where we have divested operations in 2022, 2023, and 2024 is also a non-GAAP measure that does not have a standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measures EBITDA and Adjusted EBITDA presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. Reconciliations of the supplemental non-GAAP financial measure Total Revenues that excludes revenues from states where we have divested operations in 2022, 2023 and 2024 presented herein to the most directly comparable financial measures calculated in accordance with GAAP can be found in the tables above where the measures appear. We have provided these non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

| | Year Ended December 31, | |
	2024	2023
Net income (loss)	$ (28,007,509)	$ (25,547,089)
Interest expense, net	31,188,845	31,260,798
Income taxes	11,113,000	7,723,000
Depreciation & Amortization	1,012,828	1,148,809
Depreciation and amortization included in cost of sales	2,343,203	2,453,653
EBITDA (non-GAAP)	$ 17,650,367	$ 17,039,171
Inventory adjustment	294,000	1,289,345
Loss on impairment of long-lived assets	—	411,629
Stock-based compensation	3,627,774	4,157,598
Transaction related expenses	4,504,001	—
Other income	(1,149,034)	(7,792,608)
Loss on disposal of assets	218,327	4,477,738
Adjusted EBITDA (non-GAAP)	$ 25,145,435	$ 19,582,873

Liquidity and Capital Resources

As of December 31, 2024 and 2023, the Company had working capital of $94,903,896 and $(30,615,109) respectively, reflecting an increase in working capital of $125,519,005for the year ended December 31, 2024 driven by the private placement equity raise resulting in the receipt of approximately $80 million in net proceeds, and various debt amendments resulting in the reclassification of debt from current to long-term.

The Company is an early-stage growth company. It is generating cash from sales and is deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are being utilized for capital expenditures and improvements in existing facilities, product development and marketing, as well as customer, supplier and investor and industry relations.

Credit Facility

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company's promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company paid the note off in full during the year ended December 31, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal. On November 27, 2024, the Company and lender executed the second amendment to the note. Per the terms of the amendment, the maturity date was extended, the interest rate was increased to 18%, and the Company repaid $100,000 in principal. The remaining principal balance of $900,000 is due on February 28, 2025, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the "**Credit Facility**"), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for the years ended December 31, 2024 and 2023.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Vireo and certain of its subsidiaries, as borrowers (collectively, "**Borrowers**"), entered into a Third Amendment to the Credit Facility (the "**Third Amendment**") providing for additional delayed draw term loans of up to $55 million (the "**Delayed Draw Loans**"). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "**Agent**"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

On April 30, 2024, the Company executed a short-term extension of the maturity date on the Credit Facility with the Agent. The Credit Facility was extended until June 14, 2024, matching all other terms of the existing agreement. On June 14, 2024, another short-term extension was executed which extended the maturity date on the Credit Facility to July 31, 2024, matching all other terms of the existing agreement.

On May 20, 2024 the Company executed a $1,200,000 term loan with the Agent to assist with the purchase of a site for a new dispensary location. The loan bears an interest rate of 12.0% and is due on May 28, 2027. Financing costs of $68,600 were incurred in connection with the closing of the loan.

On July 31, 2024, the Company executed a ninth amendment to the Company's Credit Facility. The ninth amendment to the Company's Credit Facility extends the maturity date on the Credit Facility loans to January 29, 2027, and amends certain financial measure definitions and covenants within the agreement. The Company issued 12,500,000 Subordinate Voting Shares to the lenders in consideration for the credit facility amendment. These 12,500,000 shares were valued at $5,387,500 using a fair value per share of $0.431 and considered a deferred financing cost.

On December 27, 2024, Vireo Health of Minnesota, LLC ("Vireo Minnesota"), a wholly-owned subsidiary of the Company entered into a secured credit agreement among Vireo Minnesota as Borrower, the Company and various affiliated entities as Guarantors (as defined therein), Chicago Atlantic Lincoln, LLC, the lender party thereto and Chicago Atlantic Admin, LLC, as Administrative Agent and Collateral Agent. The executed secured credit agreement with the Agent allows for the issuance of certain loans of up to an aggregate principal amount of $11,500,000. These loans are intended to assist with the financing of a new indoor cultivation facility. These loans bears an interest rate of 10.5% and are due on June 26, 2026. As of December 31, 2024, the Company has drawn $5,500,000 in aggregate principal, and incurred financing costs of $1,549,773.

On December 31, 2024, Vireo Minnesota closed on a $15,000,000 principal amount loan with Stearns Bank National Association (the "Commercial Loan"), with the Company and Vireo Health, Inc., a wholly-owned subsidiary of the Company, as guarantors. The Commercial Loan has a term of 24 months and carries a fixed annual interest rate of 9.25%, payable monthly with interest-only payments through the initial 12 months, followed by monthly principal and interest payments based on a 240-month amortization schedule for the remaining term of the Commercial Loan. The Commercial Loan has no prepayment penalty and is collateralized by a leasehold construction mortgage associated with the buildout of a new cultivation facility for Vireo Minnesota in an existing industrial building in Elk River, Minnesota. As of December 31, 2024, there was no principal amount outstanding as funding has not yet commenced. However, the Company incurred financing costs of $412,897.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2024, $6,576,985 (2023 - $1,524,531) of deferred financing costs remain unamortized.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the "Convertible Notes"). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company's Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs.

On July 31, 2024, the holders voluntarily converted all outstanding convertible notes into 73,016,061 Subordinate Voting Shares of the Company.

On November 1, 2024, the Company entered into a Joinder and Tenth Amendment to Credit Agreement. The Tenth Amendment provides a convertible note facility (the "New Convertible Notes") with a maximum principal amount of

$10,000,000. The New Convertible Notes mature November 1, 2027, have a cash interest rate of 12.0 percent per year, are convertible into that number of the Company's subordinate voting shares determined by dividing the outstanding principal amount plus all accrued but unpaid interest on the Convertible Notes on the date of such conversion by a conversion price of $0.625. The Company incurred $145,717 in financing costs in connection with the signing of the Tenth Amendment.

All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2024, $137,622 (2023 - $1,083,697) of deferred financing costs remain unamortized.

Subscription Agreement

On December 17, 2024, the Company entered into definitive subscription agreements (the "Subscription Agreements") with certain investors to sell 120,000,000 Subordinate Voting Shares of the Company at a cash price of US$0.625 per Subordinate Voting Share for total proceeds to the Company of US$75,000,000, with closing subject only to applicable Canadian Stock Exchange notice periods (the "Equity Raise"). The securities are being sold in reliance upon the exemptions from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act") provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506(b) of Regulation D promulgated under the Securities Act.

The Subscription Agreements contain customary representations and warranties and agreements of the Company and each investor and customary indemnification rights and obligations of the parties. The representations and warranties of each party set forth in the Subscription Agreements have been made solely for the benefit of the other parties to the subscription agreements, and such representations and warranties should not be relied on by any other person. Additionally, the Subscription Agreement provides for a six-month lock-up period on the Subordinate Voting Shares sold to each investor starting from the Closing Date of the Equity Raise during which time the Subordinate Voting Shares will not be transferable by the investor without the prior written consent of the Company.

On December 31, 2024, the Company announced the closing of the Equity Raise on December 30, 2024. The investors participating in the Equity Raise subscribed for 129,536,874 Subordinate Voting Shares at a price of US$0.625 per Subordinate Voting Share, resulting in gross proceeds to the Company of approximately US$81,000,000.

A form of the Subscription Agreements is attached as Exhibit 10.81 hereto. The description of the terms of the Subscription Agreements are not intended to be complete and is qualified in its entirety by reference to such exhibit, and which exhibit is incorporated herein by reference.

Cash Used in Operating Activities

Net cash used in operating activities was $10.2 million for the year ended December 31, 2024, an increase of $9.2 million as compared to cash used in operating activities of $1.0 million for the year ended December 31, 2023. The increase is primarily due to the payment of transaction related costs amounting to $4.5 million during the year ended December 31, 2024, and approximately $5.0 million fewer cash proceeds received from the ERC credit in 2024 relative to 2023.

Cash Flow from Investing Activities

Net cash used in investing activities was $8.1 million for the year ended December 31, 2024, compared to net cash used of $3.5 million for the year ended December 31, 2023. The increase in cash used is primarily attributable to a increased capital expenditures driven by the build out of the Minnesota cultivation facility.

Cash Flow from Financing Activities

Net cash provided by financing activities was $94.0 million for the year ended December 31, 2024, an increase of $88.7 million as compared to the year ended December 31, 2023. The increase was principally due to the closing of a private placement transaction that resulted in the receipt of approximately $80 million of proceeds.

Lease Transactions

As of December 31, 2024, we have entered into lease agreements for the use of buildings in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, and New York.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of December 31, 2023, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that we believe will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases December 31, 2024		Finance Leases December 31, 2024		Total	
2024	$	3,047,603	$	13,773,155	$	16,820,758
2025		2,727,346		14,183,661		16,911,007
2026		2,474,144		14,606,527		17,080,671
2027		2,254,049		15,042,128		17,296,177
2028		1,300,615		15,490,852		16,791,467
Thereafter		6,523,900		203,082,066		209,605,966
Total minimum lease payments	$	18,327,657	$	276,178,389	$	294,506,046
Less discount to net present value		(6,289,019)		(180,935,370)		(187,224,389)
Less liabilities held for sale		(2,699,014)		(86,688,189)		(89,387,203)
Present value of lease liability	$	9,339,624	$	8,554,830	$	17,894,454

Outstanding Share Data

As of Deecmber 31, 2024, we had 366,335,152 shares issued and outstanding on an as converted basis, consisting of the following:

(a) Subordinate Voting Shares

337,512,681 shares issued and outstanding. The holders of Subordinate Voting Shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All Subordinate Voting Shares are ranked equally with regards to the Company's residual assets. The Company is authorized to issue an unlimited number of no-par value Subordinate Voting Shares.

(b) Multiple Voting Shares

285,371 shares issued and outstanding. The holders of Multiple Voting Shares are entitled to one hundred votes per share at all shareholder meetings. Each Multiple Voting Share is exchangeable for one hundred Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Multiple Voting Shares.

Options, Warrants, and Convertible Promissory Notes

As of December 31, 2024, we had 31,232,633 employee stock options outstanding, 11,327,530 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 15,919,563 Subordinate Voting Share compensation warrants outstanding

Summary of Significant Accounting Policies and Estimates

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. "*Note 2, Summary of Significant Accounting Policies*" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of estimates and significant judgments

The preparation of our financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of revenue, expenses, assets, liabilities, accompanying disclosures and the disclosure of contingent liabilities. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Estimates and judgments are assessed on an ongoing basis. Revisions to estimates are recognized prospectively.

Examples of key estimates in these financial statements include cash flows and discount rates used in accounting for business combinations including contingent consideration, asset impairment including estimated future cash flows and fair values, the allowance for doubtful accounts receivable and trade receivables, inventory valuation adjustments that contemplate the market value of, and demand for inventory, estimated useful lives of property and equipment and intangible assets, valuation allowance on deferred income tax assets, determining the fair value of financial instruments, fair value of stock-based compensation, estimated variable consideration on contracts with customers, sales return estimates, the fair value of the convertible notes and equity component and the classification, incremental borrowing rates and lease terms applicable to lease contracts. We believe that the estimates, judgments, and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are differences between these estimates and actual results, our consolidated financial statements may be materially affected.

Revenue Recognition

The Company's primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company's retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. More specifically, wholesale revenues are recognized upon delivery and acceptance by wholesale customers. Retail revenues are recognized at the point of sale. Discounts are recorded at the time of revenue recognition. Returns were not material during the years ended December 31, 2024 and 2023, but are recognized when the customer is refunded. Revenues are presented net of discounts and returns.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Excise duties that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer are included in revenue. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling and the depreciation of manufacturing equipment and production facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes. Cost of sales also includes inventory valuation adjustments. We recognize the cost of sales as the associated revenues are recognized.

Inventory

Inventory is comprised of cannabis work-in-process, cannabis finished goods and other inventory. Work-in-process inventory includes cannabis plants, bulk harvested material, and various bulk oils and extracts. Finished goods include packaged flower and extracts. Other inventory includes product packaging, hemp derived CBD, apparel, and paraphernalia.

Inventory cost includes pre-harvest, post-harvest and shipment and fulfillment, as well as related accessories. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labelling, courier services and allocated overhead.

Inventory is stated at the lower of cost or net realizable value, determined using weighted average cost. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At the end of each reporting period, we perform an assessment of inventory and records write-downs for excess and obsolete inventories based on our estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. Factors considered in the determination of obsolescence include slow-moving or non-marketable items. Actual inventory losses may differ from management's estimates and such differences could be material to our consolidated balance sheets, statements of net loss and comprehensive loss and statements of cash flows. In calculating the value of the inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis plant up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields of the cannabis plant. In calculating final inventory values, management is required to determine an estimated fail rate and compare the inventory cost to estimated net realizable value. If the assumptions around future demand for our inventory are more optimistic than actual future results, then the excess and obsolete inventory provision may not be sufficient, resulting in our inventory being valued in excess of its net realizable value.

Assessing Recoverability of long-lived assets

We review long-lived assets, including property and equipment and definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Asset impairment tests require the allocation of assets to asset groups, where appropriate, which requires significant judgment and interpretation with respect to the integration between the assets and shared resources. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("**asset group**"). Asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information. An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If impairment indicators exist and are not identified, or judgment and assumptions used in assessing the recoverable amount change, the carrying value of long-lived assets can exceed the recoverable amount.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment annually, or more frequently when events or circumstances indicate that impairment may have occurred. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value. If the judgments relating to the qualitative or quantitative assessments performed differ from actual results, or if assumptions are different, the values of the indefinite life intangible assets and goodwill can differ from the amounts recorded.

Estimating the fair value of Stock-based compensation

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units, or other awards. The exercise price for incentive stock options issued under the plan will be set by the Administrator (as defined under the plan) but will not be less 100% of the fair market value of the Company's shares on the date of grant. The Company measures and recognizes compensation expense for stock options to employees and non-employees on a straight-line basis over the vesting period based on their grant date fair values. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. Estimates in our stock-based compensation valuations are highly complex and subjective. Determining the estimated fair value of at the grant date requires judgment in determining the appropriate valuation model and assumptions, including the fair value of common shares on the grant date, risk-free rate, volatility rate, annual dividend yield and the expected term. The volatility rate is based on historical volatilities of public companies operating in a similar industry to the Company. Stock options have a maximum term of 10 years from the date of grant. The stock options vest at the discretion of the Board. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

For stock options granted, the exercise price at the date of grant was determined by the Board of Directors with assistance from third-party valuation specialists. The Company estimates forfeitures at the time of grant and revises these estimates in subsequent periods if actual forfeitures differ from those estimates.

For performance-based stock options and RSUs, the Company records compensation expense over the estimated service period adjusted for a probability factor of achieving the performance-based milestones. At each reporting date, the Company assesses the probability factor and records compensation expense accordingly, net of estimated forfeitures.

Fully vested, non-forfeitable equity instruments issued to parties other than employees are measured on the date they are issued where there is no specific performance required by the grantee to retain those equity instruments. Stock-based payment transactions with non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Where fully vested, non-forfeitable equity instruments are granted to parties other than employees in exchange for notes or financing receivable, the note or receivable is presented in additional paid-in capital on the balance sheets.

Assessing the realizability of deferred tax assets

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management assesses the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

Recently Issued Accounting Standards

For a discussion of recent accounting pronouncements, please see "Note 2, Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

Item 8.   Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm (PCAOB ID 731)

DAVIDSON & COMPANY LLP —————— Chartered Professional Accountants ——————

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Vireo Growth Inc. (formerly "Goodness Growth Holdings, Inc.")

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Vireo Growth Inc. (formerly "Goodness Growth Holdings, Inc.") (the "Company"), as of December 31, 2024 and 2023, and the related consolidated statements of net loss and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years ended December 31, 2024 and 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vireo Growth Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018

/s/ Davidson & Company LLP

Vancouver, Canada   Chartered Professional Accountants

March 4, 2025

VIREO GROWTH INC.
Consolidated Balance Sheets (In U.S Dollars)

	December 31, 2024		December 31, 2023	
Assets				
Current assets:				
Cash	$	91,604,970	$	15,964,665
Accounts receivable, net of credit losses of $244,264 and $254,961, respectively		4,590,351		3,086,640
Income tax receivable		12,027,472		12,278,119
Inventory		21,666,364		19,285,870
Prepayments and other current assets		1,650,977		1,336,234
Notes receivable, current		—		3,750,000
Warrants held		2,270,964		1,937,352
Assets held for sale		96,560,052		91,213,271
Total current assets		230,371,150		148,852,151
Property and equipment, net		32,311,762		23,291,183
Operating lease, right-of-use asset		7,859,434		2,018,163
Intangible assets, net		7,899,328		8,718,577
Deposits		421,244		383,645
Total assets	$	278,862,918	$	183,263,719
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	10,456,036	$	7,674,389
Long-term debt, current portion		900,000		60,220,535
Right of use liability		1,400,015		890,013
Uncertain tax liability		33,324,000		22,356,000
Liabilities held for sale		89,387,203		88,326,323
Total current liabilities		135,467,254		179,467,260
Right-of-use liability		16,494,439		10,543,934
Other long-term liabilities		37,278		155,917
Convertible debt, net		9,862,378		9,140,257
Long-term debt, net		61,438,046		—
Total liabilities		223,299,395		199,307,368
Commitments and contingencies (refer to Note 18)				
Stockholders' equity (deficiency)				
Subordinate Voting Shares ($- par value, unlimited shares authorized; 337,512,681 shares issued and outstanding at December 31, 2024 and 110,007,030 at December 31, 2023)		—		—
Multiple Voting Shares ($- par value, unlimited shares authorized; 285,371 shares issued and outstanding at December 31, 2024 and 331,193 at December 31, 2023)		—		—
Additional paid in capital		286,999,084		187,384,403
Accumulated deficit		(231,435,561)		(203,428,052)
Total stockholders' equity (deficiency)	$	55,563,523	$	(16,043,649)
Total liabilities and stockholders' equity (deficiency)	$	278,862,918	$	183,263,719

The accompanying notes are an integral part of these consolidated financial statements

VIREO GROWTH INC.
Consolidated Statements of Net Loss and Comprehensive Loss
(In U.S. Dollars, except per share amounts)

	For the Years Ended December 31, 2024	For the Years Ended December 31, 2023
Revenue	$ 99,384,221	$ 88,133,163
Cost of sales		
Product costs	48,319,204	42,739,653
Inventory valuation adjustments	294,000	1,289,345
Gross profit	50,771,017	44,104,165
Operating expenses:		
Selling, general and administrative expenses	28,063,050	28,217,980
Transaction related expenses	4,504,001	—
Stock-based compensation expenses	3,627,774	4,157,598
Depreciation	292,694	469,948
Amortization	720,134	678,861
Total operating expenses	37,207,653	33,524,387
Income from operations	13,563,364	10,579,778
Other income (expense):		
Interest expenses, net	(31,188,845)	(31,260,798)
Impairment of long-lived assets	—	(411,629)
Gain (loss) on disposal of assets	(218,327)	(4,477,738)
Other income (expenses)	949,299	7,746,298
Other income (expenses), net	(30,457,873)	(28,403,867)
Loss before income taxes	(16,894,509)	(17,824,089)
Current income tax expenses	(11,113,000)	(6,036,000)
Deferred income tax recoveries	—	(1,687,000)
Net loss and comprehensive loss	(28,007,509)	(25,547,089)
Net loss per share - basic and diluted	$ (0.16)	$ (0.19)
Weighted average shares used in computation of net loss per share - basic and diluted	180,391,815	135,235,919

The accompanying notes are an integral part of these consolidated financial statements

VIREO GROWTH INC.
Consolidated Statements of Stockholders’ Equity (Deficiency)
(In U.S. Dollars, except per share amounts)

	Common Stock								
	SVS		MVS		Super Voting Shares				
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (deficiency)
Balance, January 1, 2023	86,721,030	$ —	348,642	$ —	65,411	$ —	$ 181,321,847	$ (177,880,963)	$ 3,440,884
Conversion of MVS shares	1,744,900	—	(17,449)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	4,157,598	—	4,157,598
Warrants issued in financing activities	—	—	—	—	—	—	497,055	—	497,055
Shares issued in financing activities	15,000,000	—	—	—	—	—	1,407,903	—	1,407,903
Net Loss	—	—	—	—	—	—	—	(25,547,089)	(25,547,089)
Balance at December 31, 2023	110,007,030	$ —	331,193	$ —	—	$ —	$ 187,384,403	$ (203,428,052)	$ (16,043,649)
Balance, January 1, 2024	110,007,030	—	—	—	—	—	187,384,403	(203,428,052)	(16,043,649)
Conversion of MVS shares	4,582,200	—	(45,822)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	2,027,774	—	2,027,774
Stock issuance	6,400,000	—	—	—	—	—	1,600,000	—	1,600,000
Net settlement of stock-based compensation	(360,000)	—	—	—	—	—	(90,000)	—	(90,000)
Options exercised	50,000	—	—	—	—	—	16,500	—	16,500
Warrants exercised	480,437	—	—	—	—	—	69,663	—	69,663
Shares issued in financing activities	12,500,000	—	—	—	—	—	5,387,500	—	5,387,500
Shares issued in private placement	130,836,953	—	—	—	—	—	80,828,687	—	80,828,687
Conversion of convertible debt	73,016,061	—	—	—	—	—	9,774,557	—	9,774,557
Net Loss	—	—	—	—	—	—	—	(28,007,509)	(28,007,509)
Balance at December 31, 2024	337,512,681	$ —	285,371	$ —	—	$ —	$ 286,999,084	$ (231,435,561)	$ 55,563,523

The accompanying notes are an integral part of these consolidated financial statements

VIREO GROWTH INC.
Consolidated Statements of Cash Flows
(In U.S. Dollars)

	For the Years Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (28,007,509)	$ (25,547,089)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory valuation adjustments	294,000	1,289,345
Depreciation	292,694	469,948
Depreciation capitalized into inventory	2,244,087	2,404,095
Non-cash operating lease expense	439,664	523,662
Amortization of intangible assets	720,134	678,861
Amortization of intangible assets capitalized into inventory	99,116	49,558
Stock-based payments	3,537,774	4,157,598
Warrants held	(333,612)	(1,937,352)
Interest Expense	4,794,018	7,070,026
Bad debt expense	237,873	—
Impairment of long-lived assets	—	411,629
Deferred income tax	—	1,687,000
Accretion of interest on right-of-use finance lease liabilities	221,010	994,654
Loss on disposal of Red Barn Growers	—	2,909,757
Loss (gain) on disposal of assets	121,756	1,567,981
Change in operating assets and liabilities:		
Accounts Receivable	(1,030,224)	1,449,432
Prepaid expenses	(164,564)	1,182,766
Inventory	(2,391,818)	(1,823,391)
Income taxes	250,646	(18,330,899)
Uncertain tax position liabilities	10,968,000	22,356,000
Accounts payable and accrued liabilities	2,403,710	(1,256,913)
Changes in operating lease liabilities	(277,851)	(1,151,011)
Change in assets and liabilities held for sale	(4,653,454)	(121,563)
Net cash provided by (used in) operating activities	(10,234,550)	(965,906)
CASH FLOWS FROM INVESTING ACTIVITIES:		
PP&E Additions	(11,694,966)	(4,963,107)
Proceeds from note receivable	3,600,000	—
Intangible license additions	—	(1,090,919)
Proceeds from sale of Red Barn Growers net of cash	—	689,186
Proceeds from sale of property, plant, and equipment	—	253,288
Deposits	(37,600)	1,636,455
Net cash provided by (used in) investing activities	(8,132,566)	(3,475,097)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt, net of issuance costs	4,668,730	—
Proceeds from convertible debt, net of issuance costs	9,854,283	9,150,262
Proceeds from issuance of shares	80,828,687	—
Proceeds from warrant exercises	69,663	—
Proceeds from option exercises	16,500	—
Debt principal payments	(1,234,000)	(2,976,362)
Lease principal payments	(196,442)	(917,565)
Net cash provided by (used in) financing activities	94,007,421	5,256,335
Net change in cash	75,640,305	815,332
Cash, beginning of year	15,964,665	15,149,333
Cash, end of year	$ 91,604,970	$ 15,964,665

The accompanying notes are an integral part of these consolidated financial statements. Refer to Note 23 for supplemental cash flow information.

VIREO GROWTH INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023

1. Description of Business and Summary

Vireo Growth Inc. ("**Vireo Growth**" or the "**Company**") (formerly, **Goodness Growth Holdings, Inc.**) was incorporated under the Alberta Business Corporations Act on November 23, 2004. The Company was previously listed on the Canadian Securities Exchange (the "**CSE**") under ticker symbol "GDNS". On July 8, 2024, the Company changed its name to Vireo Growth Inc., its ticker symbol on the CSE to "VREO" and its ticker symbol on the OTCQX to "VREOF."

Vireo Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Vireo Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in New Mexico.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all "marijuana" as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but adult-use as "still a violation of federal law." At the present time, the distinction between "medical marijuana" and "adult-use marijuana" does not exist under U.S. federal law.

Update on Verano Litigation (Note 18)

On October 21, 2022, Vireo Growth commenced an action in the Supreme Court of British Columbia against Verano Holdings Corp. ("**Verano**") after Verano repudiated the Arrangement Agreement with the Company dated January 31, 2022. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On May 2, 2024, the Company filed an application with the Supreme Court of British Columbia for summary determination. The Company is seeking substantial damages, specifically $860.9 million, as well as other costs and legal fees, based on Verano's breach of contract and of its duty of good faith and honest performance.

Due to uncertainties inherent in litigation, it is not possible for Vireo Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

Merger Agreements with Deep Roots, Proper and Wholesome

On December 18, 2024, we entered into the Merger Agreements with respect the Mergers. Each Merger is an all-share transaction whereby, at the closing of each applicable transaction, (i) a new wholly-owned subsidiary of the Company would merge with and into Deep Roots, (ii) a new wholly-owned subsidiary of the Company would merge with and into Wholesome, and (ii) the Proper entities would each merge with and into new wholly-owned subsidiaries of the Company. None of the Deep Roots Merger, the Proper Mergers or the Wholesome Merger is contingent on the completion of any of the other Mergers (Note 3).

2. Summary of Significant Accounting Policies

Basis of presentation and going concern

The accompanying consolidated financial statements reflect the accounts of the Company. The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("**GAAP**") and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("**SEC**").

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

These consolidated financial statements reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations.

Basis of consolidation

These consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company for the year ended December 31, 2024:

Name of entity	Place of incorporation
HiColor, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
Vireo Health of Minnesota, LLC	Minnesota, USA
MJ Distributing C201, LLC	Nevada, USA
MJ Distributing P132, LLC	Nevada, USA
Resurgent Biosciences, Inc.	Delaware, USA
Verdant Grove, Inc.	Massachusetts, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Vireo Health of New York, LLC	New York, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health, Inc.	Delaware, USA
Vireo of Charm City, LLC	Maryland, USA
Vireo DR Merger Sub Inc.	Delaware, USA
Vireo WH Merger Sub Inc.	Delaware, USA
Vireo PR Merger Sub Inc.	Delaware, USA
Vireo PR Merger Sub II Inc.	Delaware, USA
XAAS Agro, Inc.	Puerto Rico

The entities listed above are wholly owned, or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company and all intercompany transactions and balances have been eliminated in the consolidated financial statements of the Company.

During the year ended December 31, 2023, Red Barn Growers, Inc. was removed as a result of a business disposition. Refer to Note 3 for further details on business dispositions.

Recently adopted accounting pronouncements

ASU 2023-07 In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the standard on January 1, 2024. This ASU resulted in additional required disclosures (Note 21).

Use of estimates and significant judgments

The preparation of the Company's consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of revenue, expenses, assets, liabilities, accompanying disclosures and the disclosure of contingent liabilities. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Estimates and judgments are assessed on an ongoing basis. Revisions to estimates are recognized prospectively.

Examples of key estimates in these consolidated financial statements include credit losses, inventory valuation adjustments that contemplate the market value of, and demand for inventory, estimated useful lives of property and equipment and intangible assets, valuation allowance on deferred income tax assets, determining the fair value of financial instruments, fair value of stock-based compensation, estimated variable consideration on contracts with customers, estimated redemption rates on loyalty sales programs, estimated paid time off redemption rates, sales return estimates, the fair value of the convertible notes and equity component and the classification, incremental borrowing rates, uncertain tax positions, and lease terms applicable to lease contracts.

Financial statement areas that require significant judgments are as follows:

Assets held for sale and discontinued operations - The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale rather than through continuing use. Such non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and their fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or the disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification.

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) disposal group is a component of an entity (or group of components); (ii) component of an entity (or group of components) meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale; (iii) component of an entity (or group of components) represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. During the years ended December 31, 2024 and 2023, the Company completed various divestitures, further described in Note 3. Management considered the quantitative results of the divested entities as well as qualitative strategic considerations to judge whether the divestitures constitute a discontinued operation. Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity's operations and financial results, and as such, none of these divestitures are considered a discontinued operation.

Stock-based compensation - Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company's stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options or warrants.

Uncertain tax positions - The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than- not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Asset impairment – Asset impairment tests require the allocation of assets to asset groups, where appropriate, which requires significant judgment and interpretation with respect to the integration between the assets and shared resources. Asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information.

Leases – The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company determines the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has several lease contracts that include extension and termination options. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset.

Foreign currency

These consolidated financial statements are presented in the United States dollar ("**USD**"), which is the Company's reporting currency. The functional currency of the Company and its subsidiaries, as determined by management, is the United States ("**US**") dollar.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of subordinate voting shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of subordinate voting shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and convertible debt.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. Since the Company is in a net loss for all periods presented in these financial statements, there is no difference between the Company's basic and diluted net loss per share for the periods presented.

The anti-dilutive shares outstanding for years ending December 31, 2024 and 2023 were as follows:

	Year Ended December 31,	
	2024	2023
Stock options	31,232,633	29,969,324
Warrants	18,957,212	19,437,649
RSUs	11,327,530	2,543,011
Convertible debt	16,000,000	70,510,028
Total	77,517,375	122,460,012

Segment Information

Accounting Standards Codification ("**ASC**") 280, Segment Reporting, establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to the segment and assess its performance. The Company operates in one business segment, namely as the Cannabis segment that cultivates, processes and distributes medical and adult-use cannabis products in a variety of formats, as well as related accessories. The Company's Chief Executive Officer is the Company's chief operating decision maker.

Cash

Cash is comprised of cash. The Company has no cash equivalents for the years presented.

Business combinations and goodwill

The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations, which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired less liabilities assumed is recorded as goodwill. The costs of business acquisitions, including fees for accounting, legal, professional consulting and valuation specialists, are expensed as incurred within acquisition-related (income) expenses, net. Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

The estimated fair value of acquired assets and assumed liabilities are determined primarily using a discounted cash flow approach, with estimated cash flows discounted at a rate that the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

Fair value measurements

The carrying value of the Company's accounts receivable, deposits, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, convertible debt, and long-term debt approximates fair value as they bear a market rate of interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Inventory

Inventory is comprised of cannabis work-in-process, cannabis finished goods and other inventory. Work-in-process inventory includes cannabis plants, bulk harvested material, and various bulk oils and extracts. Finished goods include packaged flower and extracts. Other inventory includes product packaging, hemp derived CBD, apparel, and paraphernalia.

Inventory cost includes pre-harvest, post-harvest and shipment and fulfillment, as well as related accessories. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labelling, courier services and allocated overhead.

Inventory is stated at the lower of cost or net realizable value, determined using weighted average cost. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the end of each reporting period, the Company performs an assessment of inventory and record write-downs for excess and obsolete inventories based on the Company's estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. Actual inventory losses may differ from management's estimates and such differences could be material to the Company's balance sheets, statements of net loss and comprehensive loss and statements of cash flows.

Property and equipment

Property and equipment are recorded at cost net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings and improvements ranges from five to thirty-nine years, the estimated useful life of property and equipment, other than buildings, ranges from three to ten years. Land is not depreciated. Leasehold improvements, included in buildings and improvements, are depreciated over the lesser of the asset's estimated useful life or the remaining lease term. The estimated useful life of right of use assets relating to operating and finance leases ranges from one to twenty years.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expenses as incurred. Significant expenditures, which extend the useful lives of assets or increase productivity, are capitalized. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items or components of property and equipment.

Construction-in-process includes construction progress payments, deposits, engineering costs, interest expense on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Capitalization of interest

Interest incurred relating to the construction or expansion of facilities is capitalized to the construction in progress. The Company ceases the capitalization of interest when construction activities are substantially completed and the facility is available for commercial use.

During the years ended December 31, 2024 and 2023, the Company capitalized $1,387,750 and $320,937, respectively, of interest expense to construction in progress.

Intangible assets

Intangible assets include intangible assets acquired as part of business combinations, asset acquisitions and other business transactions. The Company records intangible assets at cost, net of accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value on the acquisition date.

Amortization of definite life intangible assets is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Licenses	2-18 years

When there is no foreseeable limit on the period of time over which an intangible asset is expected to contribute to the cash flows of the Company, an intangible asset is determined to have an indefinite life. Indefinite life intangible assets are not amortized but tested for impairment annually or more frequently when indicators of impairment exist. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-life intangible asset is impaired by the amount of the excess.

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and other long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("**asset group**"). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

Financial assets

Initial recognition and measurement

The Company aggregates its financial assets into classes at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as "financial assets at fair value", as either fair value through profit or loss ("FVPL"), or "financial assets at amortized cost", as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement - Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, trade and other receivables, indemnification receivables, and loans receivable are classified in this category.

Subsequent measurement - Financial assets at FVPL

Financial assets measured at FVPL include financial assets such as the Company's equity investments in other entities, and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated balance sheet with changes in fair value recognized in a separate caption in the consolidated statements of net loss and comprehensive loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses ("ECL's"). The Company's financial assets subject to impairment are cash, accounts receivable and notes receivable.

Accounts receivable and notes receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Impairment provisions are estimated using the ECL impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company's collection history by country and customer, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix to estimate lifetime ECL's for accounts receivable, supplemented by specific allowance based on customer-specific data. Changes in the allowance are recognized as bad debt expense in the consolidated statements of net loss and comprehensive loss. When the Company determines that no recovery of the amount owed is possible, the amount is deemed irrecoverable, and the financial asset is written off.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment annually, or more frequently when events or circumstances indicate that impairment may have occurred. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test to compare the fair value to the carrying value is performed. An impairment charge is recorded if the carrying value exceeds the fair value.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("**ROU**") assets and right-of-use liabilities (current and non-current) in the balance sheets. Finance lease ROU assets are included in property and equipment, net and ROU liabilities (current and non-current) in the balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU assets also include any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

For finance leases, lease expenses are the sum of interest on the lease obligations and amortization of the ROU assets, resulting in a front-loaded expense pattern. ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the property and equipment accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset, according to the property and equipment accounting policy. For operating leases, the lease expenses are generally recognized on a straight-line basis over the lease term and recorded to general and administrative expenses in the statements of net loss and comprehensive loss.

The Company has elected to apply the practical expedient, for each class of underlying asset, except real estate leases, to not separate non-lease components from the associated lease components of the lessee's contract and account for both components as a single lease component.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Short-term leases include real estate and vehicles and are not significant in comparison to the Company's overall lease portfolio. The Company continues to recognize the lease payments associated with these leases as expenses on a straight-line basis over the lease term.

Convertible debt

The Company first analyzes convertible debt with a conversion feature in accordance with ASC 470-20, Debt with Conversion and Other Options ("**ASC 470-20**"), to determine whether the fair value option should be applied. ASC 470-20 requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. The initial proceeds from the sale of convertible debt are allocated between a liability component and an equity component in a manner that reflects interest expense at the rate of similar nonconvertible debt that could have been issued at such time. The equity component represents the excess initial proceeds received over the fair value of the liability component of the notes as of the date of issuance. The resulting debt discount is amortized over the period during which the convertible debt are expected to be outstanding as additional non-cash interest expenses.

If the Company does not elect the fair value option, any conversion feature is then evaluated in accordance with ASC 815 to determine if the conversion option is required to be bifurcated. ASC 815 does not require a conversion option to be bifurcated if the conversion option is indexed to the Company's own stock and classified in stockholders' equity in the statement of financial position.

Upon repurchase of convertible debt instruments, ASC 470-20 requires the issuer to allocate total settlement consideration, inclusive of transaction costs, amongst the liability and equity components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component, including unamortized debt issuance costs, would be recognized as gain (loss) on extinguishment of debt in the statements of net loss and comprehensive loss. The remaining settlement consideration allocated to the equity component would be recognized as a reduction of additional paid-in capital in the balance sheets.

During the year ended December 31, 2024, the Company issued convertible debt (Note 15). It was determined that the debt should be accounted for as a liability in its entirety.

Warrants held

The Company accounts for warrants held under ASC 321, Investments – Equity Securities ("**ASC 321**"). The scope of ASC 321 includes investments in equity securities and other ownership interests in an entity, including investments in partnerships, unincorporated joint ventures and limited liability companies. Under ASC 321 an equity security is any security representing an ownership interest in an entity (e.g., common, preferred, other capital stock) or the right to acquire (e.g., warrants, rights, forward purchase contracts, call options) or dispose of (e.g., put options, forward sale contracts) an ownership interest in an entity at fixed or determinable prices.

ASC 321 calls for equity interests to be carried at fair value with changes in value recorded in earnings. The Company has elected to use a black scholes valuation model to arrive at a fair value of the warrants held (Note 19), which will be remeasured at each period end with any changes in valuation being recorded in other income.

Revenue recognition

The Company's primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company's retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

The following table represents the Company's disaggregated revenue by source:

	Year Ended December 31,			
	2024		2023	
Retail	$	79,534,555	$	73,620,866
Wholesale		19,849,666		14,512,297
Total	$	99,384,221	$	88,133,163

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. More specifically, wholesale revenues are recognized upon delivery and acceptance by wholesale customers. Retail revenues are recognized at the point of sale. Service revenues are recognized when the service is performed. Discounts are recorded at the time of revenue recognition. Returns were not material during the years ended December 31, 2024 and 2023, but are recognized when the customer is refunded. Revenues are presented net of discounts and returns.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Excise duties that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer are included in revenue. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services, a contract liability is recognized when the payment is made. Contract liabilities are recognized as revenue when the Company performs under the contract.

The Company considers whether there are other promises in the contracts that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Company considers the effects of variable consideration and the existence of significant financing components (if any).

Accounts receivable

A receivable represents the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration).

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company's products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling and the depreciation of manufacturing equipment and production facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. Cost of sales also includes inventory valuation adjustments. The Company recognizes the cost of sales as the associated revenues are recognized.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general, and administrative expenses on the accompanying consolidated statements of loss and comprehensive loss and totaled $859,535 and $791,980 for the years ended December 31, 2024 and 2023, respectively.

Stock-based compensation

The Company measures and recognizes compensation expense for stock options and restricted stock units (RSUs) to employees and non-employees on a straight-line basis over the vesting period based on their grant date fair values. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. Determining the estimated fair value at the grant date requires judgment in determining the appropriate valuation model and assumptions, including the fair value of subordinated voting shares on the grant date, risk-free rate, volatility rate, annual dividend yield and the expected term. The volatility rate is based on historical volatilities of public companies operating in a similar industry to the Company, as well as the Company's historical volatility. The Company estimates the fair value of RSUs to be the closing market price of the Company's stock on the business day immediately preceding the grant date.

For stock options granted, the exercise price at the date of grant was determined by the Board of Directors with assistance from management. The Company does not estimate forfeiture rates when calculating compensation expense for stock options or RSUs. The Company records forfeitures as they occur.

Fully vested, non-forfeitable equity instruments issued to parties other than employees are measured on the date they are issued where there is no specific performance required by the grantee to retain those equity instruments. Stock-based payment transactions with non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management assesses the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a

50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

New accounting pronouncements not yet adopted

ASU 2023-09 In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

3. Acquisitions, Assets Held for Sale, and Dispositions

Acquisitions

On December 18, 2024, Vireo Growth Inc. (the "Company"), entered into Merger Agreements (as defined herein) with respect to a business combination with each of (i) Deep Roots Holdings, Inc., a Nevada corporation ("Deep Roots") (the "Deep Roots Merger"); (ii) Proper Holdings Management, Inc. and NGH Investments, Inc., both Missouri corporations (together, "Proper") (the "Proper Mergers"); and (iii) WholesomeCo, Inc., a Delaware corporation ("Wholesome") (the "Wholesome Merger" and, collectively with the Deep Roots Merger and the Proper Mergers, the "Mergers"). Each Merger is an all-share transaction whereby, at the closing of each applicable transaction, (i) a new wholly-owned subsidiary of the Company would merge with and into Deep Roots, (ii) a new wholly-owned subsidiary of the Company would merge with and into Wholesome, and (ii) the Proper entities would each merge with and into new wholly-owned subsidiaries of the Company. None of the Deep Roots Merger, the Proper Mergers or the Wholesome Merger is contingent on the completion of any of the other Mergers. As of December 31, 2024, none of the Merger Transactions have closed, and as such, no financial results of the single-state operators have been presented or consolidated herein.

The consideration to be paid to acquire each of Deep Roots, Proper and Wholesome is based, in each case, in part on an estimated multiple of a 2024 "Reference EBITDA", which is pro-forma for pending acquisitions as well as planned new retail openings and expansion projects, and a US$0.52 share reference price for the Company's subordinate voting shares.

Pursuant to the Merger Agreements, former stockholders of each of Deep Roots, Proper and Wholesome may qualify for earnout payments made with the Company's subordinate voting shares following December 31, 2026, based on each target's Adjusted EBITDA (as defined in the applicable Merger Agreement) growth compared to such target's Reference EBITDA (at a 4x multiple), adjusted for incremental debt and certain other matters, respectively, and paid out using a share price for the Company's subordinate voting shares of the higher of US$1.05 or the 20-day volume weighted average price of the Company's subordinate voting shares on the Canadian Securities Exchange, converted to United States Dollars based on the average exchange rate posted by the Bank of Canada as of the end of each trading day during such 20-day period, as reported by Bloomberg Finance L.P. ("VWAP") as of December 31, 2026. Reference EBITDA for Deep Roots, Proper and Wholesome are US$31.0 million, US$31.0 million, and US$16.0 million, respectively. EBITDA growth is defined as the increase between Reference EBITDA and the higher of 2026 Adjusted EBITDA or trailing nine-month annualized Adjusted EBITDA as of December 31, 2026. In no event shall the number of earnout shares issued under each Merger Agreement exceed the number of shares issued as closing merger consideration in each Merger Agreement.

Each of the Merger Agreements provides for the clawback of up to 50% of the upfront merger consideration (excluding, in the case of Proper and Wholesome, the amounts attributable to Arches, as defined below) on December 31, 2026, if, in each case, (a) 2026 Adjusted EBITDA underperforms 96.5% of the Reference EBITDA, and (b) retail revenue market share or EBITDA margin for 2026 is less (or lower) than 2024 and (c) the 20-day VWAP as of December 31, 2026 is greater than US$1.05 per share. The amount of shares subject to a clawback would be equal to the Acquisition Multiple (as defined in each Merger Agreement) for each of Deep Roots, Proper and Wholesome, respectively, multiplied by the EBITDA shortfall, and subject to certain other adjustments set forth in the applicable Merger Agreement, divided by US$0.52 per share, not to exceed 50% of the upfront consideration.

In connection with the Wholesome Merger Agreement (as defined herein) and Proper Merger Agreement (as defined herein), the Company will include in the stock merger consideration calculation an amount equal to (i) US$11,860,800 for the stockholders of Wholesome and (ii) US$2,139,200 for the stockholders of Proper for all of the outstanding equity interests in Arches IP, Inc. ("Arches") owned by Wholesome and Proper, respectively. Subject to the terms and conditions of the Wholesome Merger Agreement and the Proper Merger Agreement, each of Wholesome, Proper and Arches option holders are collectively entitled to earnout payments based on performance of Arches, based on the greater of US$37.5 million or 5x certain revenue percentages of Arches, with such revenue percentage amounts measured at the higher of trailing-twelve-month or nine-month annualized amounts as of December 31, 2026, paid out using a share price for the Company's subordinate voting shares at the higher of US$1.05 or 20-day VWAP as of December 31, 2026.

In connection with each of the Merger Agreements, the Company will enter into an Investor Rights Agreement with the persons receiving the Company's subordinate voting shares in the Mergers. Each Investor Rights Agreement will require the Company in certain circumstances to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement covering the resale of the Company's subordinate voting shares issued pursuant to the Merger Agreements, in each case following the expiration of the initial 12 month lock-up period following the closing of the transactions under each Merger Agreement. Each Investor Rights Agreement will also provide such persons with certain piggyback registration rights in certain circumstances.

The closing of each of the Mergers is subject to closing conditions and contained in the Merger Agreements. Pursuant to rules adopted by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Schedule 14C information statement will be prepared by the Company and filed with the SEC and mailed to the stockholders of the Company relating to stockholder approval of the issuance of the Company's subordinate voting shares in the Mergers and any other approvals required under the rules of the Canadian Stock Exchange, which is expected to be obtained by written consent of the stockholders.

Dispositions

On June 23, 2023, the Company divested all the assets and liabilities of Red Barn Growers, Inc., a New Mexico nonprofit organization effectively controlled by the Company's subsidiary company, Vireo Health of New Mexico, LLC, to 37 Management Group, Inc., a New Mexico corporation ("**37 Management**"). As part of this transaction, the Company is to be paid $1,000,000, less cash on hand of $60,814, of which $439,186 was paid at closing, and $500,000 is to be paid within one year of the close date. The Company received $250,000 in December of 2023. Consideration received was less than the net book value of the transferred assets and liabilities of $3,909,757, resulting in a loss of $2,909,757 which was recorded in the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2023.

Assets Held for Sale

As of December 31, 2024, the Company has identified property and equipment, deposits, and lease assets and liabilities associated with the businesses in New York, Nevada and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months. As such, these assets and liabilities have been classified as "held for sale." Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity's operations and financial results, and as such, none of these divestitures are considered a discontinued operation. The fair value less expected cost to sell of net assets exceededthe carrying value, and as such, the Company recorded no impairment loss. For the year ended December 31, 2023, the Company recorded an impairment loss of $399,999 and disposed of certain held for sale property, equipment, and leased assets for which proceeds received of $253,288 were less than carrying value resulting in a loss on disposal of $1,567,981 in the statement of net loss and comprehensive loss.

Assets and liabilities held for sale are as follows:

Assets held for sale		December 31, 2024		December 31, 2023
Property and equipment	$	90,177,872	$	86,864,965
Intangible assets		972,000		662,500
Operating lease, right-of-use asset		3,381,613		3,381,612
Deposits		2,028,567		304,194
Total assets held for sale	$	96,560,052	$	91,213,271
Liabilities held for sale				
Right of Use Liability	$	89,387,203	$	88,326,323
Total liabilities held for sale	$	89,387,203	$	88,326,323

Current assets and liabilities held by our New York business have not been classified as held for sale. Pre-tax operating losses attributable to the New York business were $16,358,796 and $13,670,439 for the years ended December 31, 2024 and 2023, respectively.

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company's non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment, and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. In connection with an evaluation of such non-financial assets during the year ended December 31, 2024, the carrying values of property and equipment included in assets held for sale and an intangible license no longer in use were concluded to exceed their fair values. As a result, the Company recorded impairment charges that incorporates fair value measurements. The Company used Level 2 fair value inputs when a buyer quote was received, or similar assets had been sold recently in the market.

The carrying value of the Company's accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of convertible debt, and long-term debt approximates fair value as they bear a market rate of interest.

The carrying value of the Company's warrants held utilize Level 3 inputs given there is no market activity for the asset. The inputs used are further described in Note 19.

5. Accounts Receivable

Accounts receivables are comprised of the following items:

	December 31, 2024		December 31, 2023	
Trade receivable	$	2,870,181	$	2,256,763
Tax withholding receivable		174,660		174,660
Other		1,545,510		655,217
Total	$	4,590,351	$	3,086,640

Included in the trade receivables balance at December 31, 2024, and 2023, are credit losses of $84,989 and $95,686, respectively. Included in the tax withholding receivable, net balance at December 31, 2024 and 2023, are credit losses of $159,275.

6. Notes Receivable

As of December 31, 2024, and 2023, the Company had a total of $0 and $3,750,000 in notes receivable, respectively. During the year ended December 31, 2024, the Company received $3,600,000 in proceeds related to the repayment of the $3,750,000 note receivable, which was consideration received in connection with the divestiture of the Company's Pennsylvania operations in 2020. The Company considers the note receivable to be fully paid. The $150,000 difference between the face value of the note and proceeds received is included in other expense on the consolidated statements of net loss and comprehensive loss as a result of the Company writing off interest receivable.

7. Inventory

Inventory is comprised of the following items:

	December 31 2024		December 31, 2023	
Work-in-progress	$	13,859,238	$	13,058,348
Finished goods		5,933,200		5,278,331
Other		1,873,926		949,191
Total	$	21,666,364	$	19,285,870

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	December 31,			
	2024		2023	
Work-in-progress	$	368,444	$	1,099,037
Finished goods		(74,444)		190,308
Total	$	294,000	$	1,289,345

During the years ended December 31, 2024 and 2023, the Company assessed inventory for write downs to net realizable value in its New York, Maryland, and Minnesota subsidiaries. Based on the market sales price relative to the cost to produce certain inventories it was determined that net realizable value exceeded the carrying value of inventory, and therefore no write downs were recorded for the years ended December 31, 2024 and 2023. However, the Company recorded inventory reserves related to expected future spoilage of inventory. Accordingly, inventory valuation adjustments amounting to $294,000 and $1,289,345 were recorded in 2024 and 2023 respectively.

8. Prepayments and Other Current Assets

Prepayments and other current assets are comprised of the following items:

	December 31, 2024		December 31, 2023	
Prepaid Insurance	$	753,579	$	806,610
Other Prepaid Expenses		897,398		529,624
Total	$	1,650,977	$	1,336,234

9. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31, 2024		December 31, 2023	
Land	$	863,105	$	863,105
Buildings and leasehold improvements		16,355,616		15,124,915
Furniture and equipment		7,451,920		7,807,250
Software		39,388		242,204
Vehicles		491,022		284,000
Construction-in-progress		9,858,120		128,220
Right of use asset under finance lease		7,572,566		7,938,138
		42,631,737		32,387,832
Less: accumulated depreciation		(10,319,975)		(9,096,649)
Total	$	32,311,762	$	23,291,183

For the years ended December 31, 2024 and 2023, total depreciation on property and equipment was $2,536,781 and $2,874,043, respectively. For the years ended December 31, 2024 and 2023, accumulated amortization of the right of use asset amounted to $2,511,820 and $2,364,557, respectively. For the years ended December 31, 2024 and 2023, the right of use asset under finance lease of $7,572,566 and $7,938,138, respectively, consists of leased processing and cultivation premises, and leased equipment. During the years ended December 31, 2024 and 2023, total interest expense capitalized to property plant and equipment was $1,387,750 and $320,937, respectively. The Company capitalized into inventory $2,244,087 and $2,404,095 relating to depreciation associated with manufacturing equipment and production facilities as of December 31, 2024 and 2023, respectively. The capitalized depreciation costs associated are added to inventory and expensed through Cost of Sales Product Cost on the consolidated statements of net loss and comprehensive loss.

As of December 31, 2024, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded an impairment charge of $0 (2023 - $0) on property and equipment, net.

10. Leases

Components of lease expenses are listed below:

	December 31, 2024	December 31, 2023
Finance lease cost		
Depreciation of ROU assets	$ 512,834	$ 701,258
Interest on lease liabilities	14,222,167	11,717,705
Operating lease costs	2,163,275	1,879,433
Total lease costs	$ 16,898,276	$ 14,298,396

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases December 31, 2024	Finance Leases December 31, 2024	Total
2025	$ 3,047,603	$ 13,773,155	$ 16,820,758
2026	2,727,346	14,183,661	16,911,007
2027	2,474,144	14,606,527	17,080,671
2028	2,254,049	15,042,128	17,296,177
2029	1,300,615	15,490,852	16,791,467
Thereafter	6,523,900	203,082,066	209,605,966
Total minimum lease payments	$ 18,327,657	$ 276,178,389	$ 294,506,046
Less discount to net present value	(6,289,019)	(180,935,370)	(187,224,389)
Less liabilities held for sale	(2,699,014)	(86,688,189)	(89,387,203)
Present value of lease liability	$ 9,339,624	$ 8,554,830	$ 17,894,454

The Company has entered into various lease agreements for the use of buildings used in production and retail and wholesale sales of cannabis products.

On February 22, 2024, the Company executed a lease for cannabis cultivation and manufacturing facilities. Rent commences on January 1, 2025, at which time monthly base rent will be $82,500. Base rent escalates at a rate of 4% per annum. Per the terms of the lease the Company has the option to draw up to $2,000,000 of tenant improvement allowances. As of December 31, 2024, no draws have been taken. Starting January 1, 2025, the Company has the option to purchase the property. The initial purchase price is $13,000,000 increasing by 3% at the start of each calendar year until the option expires on December 31, 2028. The lease expires on December 31, 2034, with an option to renew for two additional five-year terms.

On November 1, 2023, the Company notified its landlord in Puerto Rico that it was surrendering the premises. As such, the Company disposed of the held for sale assets affiliated with the Puerto Rico lease and recorded a loss on disposal of assets of $1,632,372 in the statement of net loss and comprehensive loss for the year ended December 31, 2023.

On October 27, 2023, the Company executed a fifth amendment to its lease with its landlord on its cannabis cultivation and manufacturing facilities located in Johnstown, New York. As part of the fifth amendment to the lease in Johnstown, the Company and its landlord have agreed to increase the tenant improvement allowance on the lease by an additional $14.0 million. The increase in tenant improvement funds will be utilized to support the completion of the construction of the indoor expansion project that was announced in September 2021. The parties have also agreed to a monthly base rental increase of $210,000 beginning November 2023.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

Supplemental cash flow information related to leases

| | Year ended December 31, | |
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Lease principal payments - finance	$ 196,442	$ 917,565
Lease principal payments - operating	781,567	1,151,011
Non-cash additions to ROU assets	6,563,610	18,867,764
Amortization of operating leases	722,618	834,793

Other information about lease amounts recognized in the financial statements

| | Year Ended December 31, | |
	2024	2023
Weighted-average remaining lease term (years) – operating leases	7.18	4.22
Weighted-average remaining lease term (years) – finance leases	16.09	17.19
Weighted-average discount rate – operating leases	12.09 %	15.00 %
Weighted-average discount rate – finance leases	16.19 %	16.21 %

11. Goodwill

The following table shows the change in carrying amount of goodwill:

Goodwill - December 31, 2022	$ 183,836
Divestitures *(Note 3)*	(183,836)
Goodwill - December 31, 2023 and December 31, 2024	$ —

Goodwill is tested for impairment annually or more frequently if indicators of impairment exist or if a decision is made to dispose of the business. The valuation date for the Company's annual impairment testing is December 31. On this date, the Company performed a qualitative test to determine whether it is necessary to perform a two-step goodwill impairment test.

The Company divested Vireo Health of New Mexico, LLC, and the associated goodwill on June 23, 2023 (Note 3). The Company has no goodwill as of December 31, 2024. As such, no further impairment testing procedures were performed.

12. Intangibles

Intangible assets are comprised of the following items:

	Licenses & Trademarks	Total
Balance, December 31, 2022	$ 8,776,947	$ 8,776,947
Divestitures	(409,239)	(409,239)
Additions	1,090,919	1,090,919
Amortization	(728,419)	(728,419)
Write off	(11,630)	(11,630)
Balance, December 31, 2023	$ 8,718,578	$ 8,718,578
Amortization	(819,250)	(819,250)
Balance, December 31, 2024	$ 7,899,328	$ 7,899,328

Amortization expense for intangibles was $819,250 and $728,419 during the years ending December 31, 2024 and 2023, respectively and is recorded in operating expenses on the consolidated statements of net loss and comprehensive loss. During the year ended December 31, 2023, the Company wrote off $11,630 relating to a trademark no longer in use. No further indicators of impairment existed, and no additional impairment of intangible assets was recorded for the year ended December 31, 2024.

The Company estimates that amortization expense will be $819,655 per year, for the next five years.

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	December 31, 2024		December 31, 2023	
Accounts payable – trade	$	2,298,060	$	1,769,346
Accrued Expenses		6,839,822		4,852,648
Taxes payable		264,518		218,563
Contract liability		1,053,636		833,832
Total accounts payable and accrued liabilities	$	10,456,036	$	7,674,389

14. Long-Term Debt

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company's promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company paid the note off in full during the year ended December 31, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal. On November 27, 2024, the Company and lender executed the second amendment to the note. Per the terms of the amendment, the maturity date was extended, the interest rate was increased to 18%, and the Company repaid $100,000 in principal. The remaining principal balance of $900,000 is due on February 28, 2025, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC. On February 28, 2025 the note was repaid in full.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the "**Credit Facility**"), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of net loss and comprehensive loss for the years ended December 31, 2024 and 2023.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Vireo and certain of its subsidiaries, as borrowers (collectively, "**Borrowers**"), entered into a Third Amendment to the Credit Facility (the "**Third Amendment**") providing for additional delayed draw term loans of up to $55 million (the "**Delayed Draw Loans**"). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "**Agent**"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate

Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

On April 30, 2024, the Company executed a short-term extension of the maturity date on the Credit Facility with the Agent. The Credit Facility was extended until June 14, 2024, matching all other terms of the existing agreement. On June 14, 2024, another short-term extension was executed which extended the maturity date on the Credit Facility to July 31, 2024, matching all other terms of the existing agreement.

On May 20, 2024 the Company executed a $1,200,000 term loan with the Agent to assist with the purchase of a site for a new dispensary location. The loan bears an interest rate of 12.0% and is due on May 28, 2027. Financing costs of $68,600 were incurred in connection with the closing of the loan.

On July 31, 2024, the Company executed a ninth amendment to the Company's Credit Facility. The ninth amendment to the Company's Credit Facility extends the maturity date on the Credit Facility loans to January 29, 2027, and amends certain financial measure definitions and covenants within the agreement. The Company issued 12,500,000 Subordinate Voting Shares to the lenders in consideration for the credit facility amendment. These 12,500,000 shares were valued at $5,387,500 using a fair value per share of $0.431 and considered a deferred financing cost.

On December 27, 2024, Vireo Health of Minnesota, LLC ("Vireo Minnesota"), a wholly-owned subsidiary of the Company entered into a secured credit agreement among Vireo Minnesota as Borrower, the Company and various affiliated entities as Guarantors (as defined therein), Chicago Atlantic Lincoln, LLC, the lender party thereto and Chicago Atlantic Admin, LLC, as Administrative Agent and Collateral Agent. The executed secured credit agreement with the Agent allows for the issuance of certain loans of up to an aggregate principal amount of $11,500,000. These loans are intended to assist with the financing of a new indoor cultivation facility. These loans bears an interest rate of 10.5% and are due on June 26, 2026. As of December 31, 2024, the Company has drawn $5,500,000 in aggregate principal, and incurred financing costs of $1,549,773.

On December 31, 2024, Vireo Minnesota closed on a $15,000,000 principal amount loan with Stearns Bank National Association (the "Commercial Loan"), with the Company and Vireo Health, Inc., a wholly-owned subsidiary of the Company, as guarantors. The Commercial Loan has a term of 24 months and carries a fixed annual interest rate of 9.25%, payable monthly with interest-only payments through the initial 12 months, followed by monthly principal and interest payments based on a 240-month amortization schedule for the remaining term of the Commercial Loan. The Commercial Loan has no prepayment penalty and is collateralized by a leasehold construction mortgage associated with the buildout of a new cultivation facility for Vireo Minnesota in an existing industrial building in Elk River, Minnesota. As of December 31, 2024, there was no principal amount outstanding as funding has not yet commenced. However, the Company incurred financing costs of $412,897.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2024, $6,576,985 (2023 - $1,524,531) of deferred financing costs remain unamortized.

The following table shows a summary of the Company's long-term debt:

	December 31, 2024	December 31, 2023
Beginning of year	$ 60,220,535	$ 58,028,604
Proceeds	6,700,000	—
Principal repayments	(1,234,000)	(2,976,362)
Deferred financing costs	(7,418,770)	(1,407,903)
PIK interest	1,634,494	1,607,032
Amortization of deferred financing costs	2,435,787	4,969,164
End of year	62,338,046	60,220,535
Less: current portion	900,000	60,220,535
Total long-term debt	$ 61,438,046	$ —

As of December 31, 2024, stated maturities of long-term debt were as follows:

2025	$ 900,000
2026	3,537,300
2027	57,900,746
Total	$ 62,338,046

15. Convertible Debt

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the "Convertible Notes"). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company's Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs.

On July 31, 2024, the holders voluntarily converted all outstanding convertible notes into 73,016,061 Subordinate Voting Shares of the Company.

On November 1, 2024, the Company entered into a Joinder and Tenth Amendment to Credit Agreement. The Tenth Amendment provides a convertible note facility (the "New Convertible Notes") with a maximum principal amount of $10,000,000. The New Convertible Notes mature November 1, 2027, have a cash interest rate of 12.0 percent per year, are convertible into that number of the Company's subordinate voting shares determined by dividing the outstanding principal amount plus all accrued but unpaid interest on the Convertible Notes on the date of such conversion by a conversion price of $0.625. The Company incurred $145,717 in financing costs in connection with the signing of the Tenth Amendment.

All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2024, $137,622 (2023 - $1,083,697) of deferred financing costs remain unamortized.

The following table shows a summary of the Company's convertible debt:

	December 31, 2024	December 31, 2023
Beginning of year	$ 9,140,257	$ —
Proceeds	10,000,000	10,000,000
Deferred financing costs	(145,717)	(1,346,793)
PIK interest	363,376	223,954
Amortization of deferred financing costs	279,019	263,096
Conversion	(9,774,557)	—
End of year	$ 9,862,378	9,140,257
Less: current portion	—	—
Total convertible debt	$ 9,862,378	$ 9,140,257

16. Stockholders' Equity

Shares

The Company's certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of December 31, 2024. The liquidation and dividend rights are identical among Shares equally in our earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share ("SVS")	—	Unlimited	1 vote for each share
Multiple Voting Share ("MVS")	—	Unlimited	100 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares will be entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Shares Issued

During the year ended December 31, 2024, 45,822 Multiple Voting Shares were converted into 4,582,200 Subordinate Voting Shares for no additional consideration.

During the year ended December 31, 2024, 129,536,875 Subordinate Voting Shares were issued in connection with the execution of definitive subscription agreements with certain investors. Net of financing costs the Company received proceeds of $80,128,687.

During the year ended December 31, 2024, 12,500,000 Subordinate Voting Shares with a fair value of $5,387,500 were issued to the Company's senior secured lender in connection with the ninth amendment to the Company's credit agreement (Note 14).

During the year ended December 31, 2024, 6,400,000 shares were issued to executives as compensation. The fair value of these awards, $1,600,000, calculated using the closing price from December 17, 2024 of $0.25, is included in stock-based compensation expense in the statement of net loss and comprehensive loss for the year ended December 31, 2024. Of these 6,400,000 shares, 360,000 shares were net settled to pay payroll taxes associated with the issuance, resulting in the final issuance of 6,040,000 shares.

During the year ended December 31, 2024, 1,300,078 Subordinate Voting Shares were issued to the Company's senior secured lender, Chicago Atlantic Opportunity Portfolio, LP, for $700,000 of proceeds.

During the year ended December 31, 2024, the holders of the Company's Convertible Notes voluntarily converted all outstanding Convertible Notes into 73,016,061 Subordinate Voting Shares of the Company.

During the year ended December 31, 2024, employee stock options were exercised for 50,000 Subordinate Voting Shares. Proceeds from this transaction were $16,500.

During the year ended December 31, 2024, stock warrants were exercised for 480,437 Subordinate Voting Shares. Proceeds from these transactions were $69,663.

During the year ended December 31, 2023, the Company issued the 15,000,000 Subordinate Voting Shares to its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, and a group of lenders in connection with the fifth amendment to its Credit Facility signed on March 31, 2023 (Note 14).

During the year ended December 31, 2023, 65,411 Super Voting Shares were redeemed for 6,541,100 Subordinate Voting Shares.

During the year ended December 31, 2023, 17,449 Multiple Voting Shares were redeemed for 1,744,900 Subordinate Voting Shares.

17. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units ("RSUs"), or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting and multiple voting shares to subordinate voting shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the committee but will not be less than 100% of the fair market value of the Company's shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2024	December 31, 2023
Risk-Free Interest Rate	3.89 %	3.82 %
Weighted Average Exercise Price	$ 0.48	$ 0.25
Weighted Average Stock Price	$ 0.48	$ 0.25
Expected Life of Options (years)	7.00	6.19
Expected Annualized Volatility	100.00 %	100.00 %
Grant Fair Value	$ 0.39	$ 0.14
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

Stock option activity for the Company for the years ended December 31, 2024 and 2023 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Avg. Remaining Life
Balance, December 31, 2022	23,547,558	$ 0.66	7.30
Forfeitures	(4,137,079)	0.82	—
Granted	10,558,845	0.25	6.42
Balance, December 31, 2023	29,969,324	$ 0.50	6.18
Forfeitures	(2,760,530)	1.29	—
Exercised	(50,000)	0.33	—
Granted	4,073,839	0.48	—
Options Outstanding at December 31, 2024	31,232,633	$ 0.43	5.45
Options Exercisable at December 31, 2024	27,323,396	$ 0.42	5.05

During the years ended December 31, 2024 and 2023, the Company recognized $996,844 and $2,365,775 in stock-based compensation relating to stock options, respectively. As of December 31, 2024, the total unrecognized compensation costs related to unvested stock options awards granted was $790,130. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 2.1 years. The total intrinsic value of stock options outstanding and exercisable as of December 31, 2024, was $7,240,087 and $6,572,692, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one subordinate voting share of the Company. Multiple Voting Share (MVS) warrants entitle the holder to purchase one multiple voting share of the Company.

Warrants issued were valued using the Black-Scholes option pricing model with the following assumptions:

SVS Warrants	December 31, 2024		December 31, 2023	
Risk-Free Interest Rate	N/A		4.23 %	
Expected Life (years)	N/A		5.00	
Expected Annualized Volatility	N/A		100 %	
Stock Price	N/A	$	0.15	
Exercise Price	N/A	$	0.200	
Grant Date Fair Value	N/A	$	0.106	
Expected Forfeiture Rate	N/A		N/A	
Expected Dividend Yield	N/A		N/A	

A summary of the warrants outstanding is as follows:

SVS Warrants	Number of Warrants	Weighted Average Exercise Price		Weighted Average Remaining Life
Warrants outstanding at December 31, 2022	150,000	$	1.49	2.00
Granted	16,250,000		0.20	5.00
Warrants outstanding at December 31, 2023	16,400,000	$	0.21	4.57
Granted	—		—	—
Exercised	(480,437)		0.145	—
Warrants outstanding at December 31, 2024	15,919,563	$	0.22	3.56
Warrants exercisable at December 31, 2024	15,919,563	$	0.22	3.56

SVS Warrants Denominated in C$	Number of Warrants	Weighted Average Exercise Price		Weighted Average Remaining Life
Warrants outstanding at December 31, 2022	3,037,649	$	3.50	3.23
Granted	—		—	—
Warrants outstanding at December 31, 2023	3,037,649	$	3.50	2.23
Granted	—		—	—
Warrants outstanding at December 31, 2024	3,037,649	$	3.50	1.48
Warrants exercisable at December 31, 2024	3,037,649	$	3.50	1.23

During the year ended December 31, 2023, in connection with the closing of the convertible debt facility (Note 15), the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five-year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants were treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

On May 25, 2023, the Company and Grown Rogue International, Inc. ("Grown Rogue") entered into a strategic agreement whereby Grown Rogue will support Vireo in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade "A" cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Company issued 10,000,000 warrants to purchase subordinate voting shares of Vireo to Grown Rogue, with a strike price equal to $0.233. During the year ended December 31, 2024, $0 (2023 - $1,233,560) in stock-based compensation was recorded in connection with the issuance of these SVS warrants.

RSUs

The expense associated with RSUs is based on the closing price of the Company's Subordinate Voting Shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the years ended December 31, 2024 and 2023, the Company recognized $1,030,930 and $558,263, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

	Number of Shares		Weighted Avg. Fair Value
Balance, December 31, 2022	3,221,677	$	0.81
Forfeitures	(678,666)		0.54
Balance, December 31, 2023	2,543,011		0.88
Granted	9,228,462		0.31
Forfeitures	(443,943)		1.34
Balance, December 31, 2024	11,327,530		0.40
Vested at December 31, 2024	2,705,236	$	0.64

18. Commitments and Contingencies

Legal proceedings

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Vireo Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Vireo Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Vireo Growth received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Vireo Growth denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Vireo Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production based upon the Company's belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery.

On May 2, 2024, the Company filed an application with the Supreme Court of British Columbia for summary determination. The Company is seeking substantial damages, specifically US $860.9 million, as well as other costs and legal fees, based on Verano's breach of contract and of its duty of good faith and honest performance.

On June 19, 2024, Verano filed a Notice of Application (the "**Preliminary Suitability Application**") seeking orders dismissing the Summary Trial Application on the basis that certain issues in the action are not suitable for summary determination. The Preliminary Suitability Application is currently set for hearing on June 15 and 16, 2025.

Due to uncertainties inherent in litigation, it is not possible for Vireo Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded. The damages sought will be significant and material given that Verano's breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

19. Other Income (Expense)

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") provides an employee retention credit ("CARES Employee Retention credit"), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualifies for the tax credit under the CARES Act. During the year ended December 31, 2024, the Company recorded $815,422 (2023 - $5,855,076) related to the CARES Employee Retention credit in other income on the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2024.

On May 25, 2023, the Company and Grown Rogue entered into a strategic agreement whereby Grown Rogue will support the Company in the optimization of its cannabis flower products. As part of this strategic agreement Grown Rogue granted the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue on October 5, 2023. Subsequently, on October 9, 2024, the Company and Grown Rogue mutually agreed to terminate the advisory agreement. As part of the termination agreement, the Company forfeited 4,500,000 of the previously granted 8,500,000 warrants. On December 31, 2024, these 4,000,000 warrants were revalued at a fair value of $2,270,964 (2023 $1,937,532). The fair value was derived from a black-scholes valuation using a stock price of $0.65, an exercise price of $0.156, an expected life of 3.76 years, an annual risk free rate of 4.38%, and volatility of 100%. The change in valuation from December 31, 2023, to December 31, 2024, of $333,612 was recorded as other income in the statement of net loss and comprehensive loss for the year ended December 31, 2024.

20. General and Administrative Expenses

General and administrative expenses are comprised of the following items:

	Year Ended December 31,			
	2024		**2023**	
Salaries and benefits	$	14,370,584	$	15,198,589
Professional fees		4,872,397		4,098,050
Insurance expenses		1,816,616		2,626,922
Advertising		859,535		791,980
Other expenses		6,143,918		5,502,439
Total	$	28,063,050	$	28,217,980

21. Segment Reporting

The Company utilized the guidance in ASC 280 to determine how many reportable segments the Company has. We considered various attributes of the overall Company including but not limited to the nature of products and services, the nature of production processes, the types of customers, the regulatory environment, business geography, and the level at which the Chief Operating Decision Maker evaluates the performance and allocates resources. Given the similarities in the types of products, cannabis products in various form factors, the types of customers, retail and wholesale customers, the geography and regulatory environment in which sales are made, the United States, and the Chief Operating Decision Maker, the Chief Executive Officer, assesses performance and allocates resources at the consolidated level, the Company has determined that it only has one reportable segment, cannabis.

The Company's Chief Executive Officer is the Company's chief operating decision maker. The chief operating decision maker assesses performance for the cannabis segment and decides how to allocate resources based on operating profit and net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet total as consolidated assets. The chief operating decision maker uses net income to evaluate income generated from segment assets in deciding the appropriate capital allocation strategy. A comparison of budgeted results to actual results is also used by the chief operating decision maker to assess business performance.

The Company's cannabis segment cultivates, processes and distributes medical and adult-use cannabis products in a variety of formats, as well as related accessories in the United States. Revenue is derived from the sale of these products in the United States, and the assets used to produce these products are also held in the United States. The accounting policy for recording revenue, and all other accounting policies, are the same as those described in the summary of significant accounting policies footnote (Note 2). The financial statements of the cannabis segment are presented in Item 8 of this form 10-K.

22. Income Taxes

For financial reporting purposes, loss before income taxes includes the following components:

	Years ended December 31,			
	2024		**2023**	
United States	$	(16,894,509)	$	(17,824,089)
Total	$	(16,894,509)	$	(17,824,089)

The (recoveries) expenses for income taxes consists of:

		Years ended December 31,		
		2024		2023
Current:				
Federal	$	11,058,000	$	6,111,000
State		55,000		(75,000)
Total		11,113,000		6,036,000
Deferred:				
Federal		—		1,663,000
State		—		24,000
Total		—		1,687,000
Total	$	11,113,000	$	7,723,000

		Years ended December 31,		
		2024		2023
Loss before income taxes:	$	(16,894,509)	$	(17,824,089)
Income tax benefits at statutory rate		(3,547,846)		(3,743,059)
State Taxes		(1,510,248)		(1,061,542)
Non-deductible expenses		34,369		26,928
Stock based and other compensation		761,833		873,096
Warrant income		—		(406,844)
Change in valuation allowance		6,851,000		6,676,000
Uncertain Tax Position		10,968,000		22,356,000
Federal true up		(2,450,194)		(14,388,074)
State true up		—		(2,123,580)
Rate true up and other		6,086		(485,925)
Income tax expense, net	$	11,113,000	$	7,723,000

The following table summarizes the components of deferred tax:

	December 31, 2024		December 31, 2023	
Deferred tax assets				
Operating loss carryforwards - United States	$	8,018,000	$	7,478,000
Credit losses		68,000		71,000
Inventory reserve		268,000		186,000
Inventory		1,217,000		1,438,000
Financing lease liability		30,081,000		28,318,000
Intangible assets		1,916,000		564,000
Property and equipment		1,515,000		1,695,000
Capital loss carryforward		1,060,000		888,000
Excess business interest expense		14,484,000		10,382,000
Accrued Vacation		84,000		—
Employee Retention Tax Credit		397,000		—
Share based compensation		—		188,000
Total Deferred tax assets		59,108,000		51,208,000
Less valuation allowance		(31,928,000)		(25,077,000)
Net deferred tax assets		27,180,000		26,131,000
Deferred tax liabilities				
Finance lease asset		26,544,000		25,080,000
Installment sale		—		1,051,000
Warrants receivable		636,000		—
Total deferred tax liabilities		27,180,000		26,131,000
Net deferred tax asset/(tax liabilities)	$	—	$	—

At December 31, 2024, the Company had United States federal net operating loss carryforwards of approximately $28,100,000 that can be carried forward indefinitely and are limited in annual use to 80% of current year taxable income, and state net operating loss carryforwards of approximately $39,000,000 that can be carried forward fifteen years. State net operating loss carryforwards begin to expire on December 31, 2034.

The Company recognizes the financial statement impact of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest impact that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company recognizes interest and, if applicable, penalties (not included in the "unrecognized tax benefits" table above) for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expenses. As of both December 31, 2024 and 2023, the Company had a cumulative balance of accrued interest and penalties on unrecognized tax positions of $2,178,000 and $635,000, respectively on the consolidated balance sheet.

The Company's federal and state income tax returns are subject to examination by income taxing authorities, generally for three years after the returns are filed and six years where a taxpayer has omitted reporting 25% or more of their gross income on their tax return. The Company is not currently under examination in any jurisdiction for any period. The Company believes it is no longer subject to income tax examinations for fiscal periods ended prior to 2020.

The Company operates in a number of domestic tax jurisdictions and is subject to examination of its income tax returns by tax authorities in these jurisdictions who may challenge any item of those returns. Because tax matters that may be challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more-likely-than-not that the position will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result. As of December 31, 2024 and 2023, the Company recorded an uncertain tax liability for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company's tax liability under IRC Section 280E. The Company and its subsidiaries filed the 2023 tax return and amended tax returns for periods ending 2020 through 2022, to reflect this position. The Company does not expect any resolution to this uncertain tax position in the next 12 months. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved.

The following table shows a summary of uncertain tax positions:

	2024	2023
Beginning Balances	$ 22,356,000	$ —
Increase related to tax positions taken during a prior year	2,735,000	16,711,000
Increases related to tax positions taken during the current year	8,233,000	5,645,000
Ending Balances	$ 33,324,000	$ 22,356,000

23. Supplemental Cash Flow Information[1]

	December 31, 2024	December 31, 2023
Cash paid for interest	$ 27,171,569	$ 24,965,769
Cash paid for income taxes	—	2,043,094
Change in construction accrued expenses	367,553	444,865
Stock issued in connection with financing activities	5,387,500	497,055
Conversion of convertible debt	9,774,558	—

(1) For supplemental cash flow information related to leases, refer to Note 10.

24. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, accounts receivable, and deposits. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Trade receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company's maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Maryland, Minnesota, and New York with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has, and intends, to adhere strictly to the state statutes in its operations.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2024, the Company's financial liabilities consist of accounts payable and accrued liabilities, debt and convertible debt. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company's main source of funding has been additional funding from investors and debt issuances. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity financing.

Legal Risk

Vireo U.S. operates in the United States. The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the United States marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. The Company is not exposed to significant currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the year ended December 31, 2024, would have resulted in a corresponding change in the statement of net loss and comprehensive loss of $603,535.

25. Related Parties Transactions

As of December 31, 2024, and 2023, there was $0 and $121,846, respectively, due to related parties.

Details surrounding the lending relationships between the Company and Chicago Atlantic, are described in Notes 14 and 15. During the years ended December 31, 2024 and 2023, the Company paid Chicago Atlantic $712,720 and $0, respectively, for services rendered in connection with the Mergers (Note 3), which is included in transaction related expenses in the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2024.

For the years ended December 31, 2024, and 2023, the Company paid a related party (Bengal Impact Partners, of which Joshua Rosen, who is the Company's Chief Executive Officer, Interim Chief Financial Officer, and a member of the Company's Board of Directors, is a managing partner) $0 and $1,613, respectively, for ongoing corporate advisory services.

26. Subsequent Events

On January 23, 2025, the Company entered into a letter agreement (the "**Letter Agreement**") with Bill's Nursery, Inc., whereby the parties agreed to extend the Exclusivity Period, as defined in that certain Memorandum of Understanding ("**MOU**") effective as of December 18, 2024 between the parties, from January 24, 2025 to February 23, 2025. Except as so modified, the parties' obligations under the MOU remain otherwise unchanged.

On February 21, 2025, the Company entered into a letter agreement (the "**Second Letter Agreement**") with Bill's Nursery, Inc., whereby the parties confirmed that they have paused negotiations concerning the Definitive Agreement, as defined in the MOU effective as of December 18, 2024 between the parties. The parties also agreed in the Second Letter Agreement to amend the provision in Section 4 of the MOU providing that, in the case the parties do not execute and deliver a Definitive Agreement, that Bill's Nursery, Inc. shall pay to the Company US$1.25 million within two business days. The Second Letter Agreement amends Section 4 to provide that such payment shall be in the amount of US$1 million to be paid within 45 calendar days. Except as so modified, the parties' obligations under the MOU remain otherwise unchanged.

In January of 2025, the Company granted 3,989,414 RSUs and 159,156 employee stock options under the 2019 Equity Incentive Plan.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a 15(e) and 15d 15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024 and, based on that evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2024, our management evaluated and assessed, with the participation of our CEO and CFO, the effectiveness of our internal control over financial reporting, using the criteria set forth in "Internal Control – Integrated Framework (2013)" by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Our CEO and CFO have certified that, based on their knowledge, the financial statements, and other financial information included in this Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-K. Additionally, the Company's management have concluded that the Company's internal control over financial reporting was effective for the year ended December 31, 2024.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an "emerging growth company," which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The following table sets forth information regarding each director and executive officer of Vireo. The term of office of each of the five current directors will end at the conclusion of the 2025 Annual Meeting of Shareholders. Elected directors serve until the next annual general meeting of the shareholders or until their successors are elected or appointed. A brief biography of each person who serves as a director or executive officer follows the table.

Name		Age*		Position
Dr. Kyle E. Kingsley		50		Co-Executive Chair of the Board
John Mazarakis		48		Co-Executive Chair of the Board and Chief Executive Officer
Ross M. Hussey		47		Director
Victor E. Mancebo		41		Director
Judd T. Nordquist		55		Director
Tyson Macdonald		50		Chief Financial Officer
Amber H. Shimpa		46		President of Goodness Growth and Chief Executive Officer of Vireo Health of Minnesota

*As of the date of filing of this Form 10-K.

Dr. Kyle E. Kingsley is a board-certified emergency medicine physician and founder, Executive Chairman and a director of Vireo. Dr. Kingsley served as Chief Executive Officer and Chairman of the Board of Vireo from July 2014 to February 2023. Dr. Kingsley has served as a director of Vireo (and its predecessors Goodness Growth Holdings Inc./Vireo Health International, Inc./Vireo Health, Inc./Minnesota Medical Solutions LLC) since July 2014, and he was appointed Executive Chairman of Vireo in February 2023. Dr. Kingsley has expansive experience in starting medical cannabis companies in well-regulated, limited-license states with narrow timelines for implementation. Dr. Kingsley has been involved with all aspects of medical cannabis implementation, from horticulture and manufacturing to finance and policy. Dr. Kingsley's primary goal is to build mainstream, cannabis-based, alternatives to opioids, alcohol, and tobacco. Dr. Kingsley's prior experience with opioid pain medications and alcohol in the emergency department setting was a major reason for his desire to build a science-focused cannabis company. Simultaneously with his emergency medicine staffing responsibilities,

Dr. Kingsley founded and developed multiple companies including Clinical Scribes LLC, a medical scribe documentation training and implementation company, which he founded in 2007. Clinical Scribes LLC and its offshoot Medical Scribe Training Systems focus on efficient training of medical professionals, specifically medical scribes. Dr. Kingsley is the author of a wide array of scientifically robust medical scribe training textbooks, "The Ultimate Medical Scribe Handbook" series, which is used by companies across the country to train their medical scribes. Dr. Kingsley founded MedMacros LLC in 2012, a medical documentation augmentation company that provides physicians and other healthcare providers with online templates to improve documentation speed and comprehensiveness. Dr. Kingsley received a Bachelor of Science degree in Biochemistry and a Bachelor of Arts degree in German from University of Minnesota in Duluth and received a Doctor of Medicine degree from the University of Minnesota, Twin Cities. During his time at the University of Minnesota, Duluth, Dr. Kingsley worked extensively in a biochemistry laboratory and developed expertise in HPLC (high-performance liquid chromatography) and other laboratory techniques that are directly applicable to the medical cannabis industry. Dr. Kingsley is married to Ms. Shimpa's sister.

John Mazarakis has served as the Co-Executive Chairman and Chief Executive Officer of Vireo since December 2024. Mr. Mazarakis is co-founder and has served as artner of Chicago Atlantic Group, LP and its affiliates since April 2019. He has served as Executive Chairman of Chicago Atlantic Real Estate Finance, Inc. since December 2021, as a director of Chicago Atlantic BDC, Inc. since October 2024, and as director of Cansortium, Inc. from July 2023 to December 2024. Mr. Mazarakis brings to Vireo over 20 years of entrepreneurial, operational, and managerial experience in the real estate, retail, and hospitality industries.

Ross M. Hussey is an attorney with over 15 years of experience who practices in multiple states and jurisdictions and focuses primarily on complex litigation and representing private businesses. Mr. Hussey has served as a director of Vireo since July 2020 and is the Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. He has practiced with Smith Jadin Johnson, PLLC since June 2019. From April 2015 through May 2019, he practiced with Benson, Kerrane, Storz & Nelson, PC (now known as Kerrane Storz, P.C.). Mr. Hussey is a founding member of Vireo U.S. where he helped create and launch Minnesota Medical Solutions, LLC. Mr. Hussey previously served as General Counsel for Minnesota Medical Solutions from December of 2014 to March of 2016 before returning to private practice. He also has prior government relations experience and was involved in the implementation of the medical cannabis program in Minnesota. Mr. Hussey holds a Bachelor of Arts degree in Political Science from Gustavus Adolphus College and received a Juris Doctor degree from William Mitchell College of Law.

Victor E. Mancebo is a business professional with over 20 years of experience in a variety of operational, retail, and agricultural leadership roles for several national and regional companies in the United States. Mr. Mancebo has served as a director of Vireo since January 2021 and is a member of the Audit, Compensation and Nominating and Corporate Governance Committees. Mr. Mancebo has amassed executive leadership roles in real estate, banking, education, logistics, technology, food safety, manufacturing, agriculture, and retail. He founded O2 Natural Air LLC, a sustainable climate-control company, in 2022. He has served as Executive Chairman of V7 Ogimaa, Inc, a vertically integrated, multi-state cannabis operator, since 2021. He has served as the Chief Executive Officer and Director of TheraTrue, Inc., a medical cannabis company, since January 2021. From July 2018 through December 2020, Mr. Mancebo served as the President, Chief Executive Officer and as a Director of Liberty Health Sciences Inc., a vertically integrated cannabis company with 29 dispensaries and a 250,000 square feet production facility housed on 387 acres in Florida, which has served over 100,000 patients to date. At Liberty Health Sciences Inc., Mr. Mancebo was responsible for the growth and success of various departments including retail, sales, compliance, production, processing, cultivation, construction, facilities, and accounting. Prior to that experience, Mr. Mancebo served as a Partner and Chief Operations Officer at Gelatys, a handcrafted gelato pops company, from April 2016 through April 2018. From 2013 to 2020, Mr. Mancebo served as the Founder and Managing Director at iAgriGroup, an entity focused on providing support in the agricultural and food industry, where he was responsible for the expansion, strategy and overall operational execution of the international agriculture and food production company. He holds a B.A. from Florida International University and a Master Black Belt Six Sigma Certification.

Judd T. Nordquist is a Certified Public Accountant with more than 30 years of experience, serving as a Partner and member of the Board of Directors at Abdo L.L.P. and its predecessor until April 2023. Mr. Nordquist has served as a director of Vireo since March 2019 and is a member of the Compensation Committee and the Chair of Audit Committee. He has served on boards, audit committees, transaction committees and has held leadership roles with several organizations. During his career in public accounting, Mr. Nordquist served in several leadership roles including the Segment Leader for the manufacturing, distribution and agriculture and the Real Estate and Construction segments of the firm where he was responsible for setting the strategic plan and delivering results. Mr. Nordquist helps business owners with business and tax planning, mergers and acquisitions, cash flow management, budgeting, overhead computations, auditing and entrepreneurial consulting services throughout North America and Europe. Mr. Nordquist graduated from Minnesota State University, Mankato with a Bachelor of Science degree in Accounting. He is a member of the American Institute of Certified Public Accountants, the Minnesota Society of Certified Public Accountants and DFK International.

J. Tyson Macdonald has served as the Chief Financial Officer of Vireo since December 24. He previously served as Managing Partner at TrueRise Capital, CEO of Nova Net Lease REIT, CFO of Cloud Cannabis, and as an Executive Vice President of Corporate Development at Acreage Holdings. Mr. Macdonald brings to Vireo more than 20 years of strategy and investment experience working with both start-ups and mature public companies.

Amber H. Shimpa has served as President of Vireo since February 2023. Ms. Shimpa also currently serves as Chief Executive Officer of Vireo Health of Minnesota, one of the operational subsidiaries of Vireo. Ms. Shimpa served as Chief Executive Officer of Vireo from October 10, 2024 until December 17, 2024. Ms. Shimpa served as a director of the Company from March 2019 to March 2023. Ms. Shimpa also served as the Chief Administrative Officer ("**CAO**") for Vireo from December 2019 to February 2023, and prior to that, as Chief Financial Officer from January 2015 to December 2019. As CAO, she led Vireo's human resources, communications, and policy teams and drove the integration of people and culture for Vireo. She works to perpetuate Vireo's core values and culture as its workforce continues to rapidly expand. Ms. Shimpa has 15 years of experience as a financial services professional with various commercial and investment banking organizations. Prior to joining Vireo, Ms. Shimpa spent nine years as Vice President of a $1.6 billion bank focused on commercial, nationwide lending. Her experience in the highly regulated banking environment has engrained quality and control in her leadership and financial management approach. Banking is often seen as a challenge for operators within the cannabis industry. Ms. Shimpa's understanding of the strict compliance requirements in the banking industry, coupled with Vireo's scientific and safe medical model, have led to welcoming discussions with banks, and ultimately the first known open banking relationship with a cannabis-related company in the U.S. Ms. Shimpa holds a Bachelor of Arts degree in Business from the University of North Dakota. Dr. Kyle E. Kingsley is married to Ms. Shimpa's sister.

CORPORATE GOVERNANCE

Among others, the Company has a standing Audit Committee. The responsibilities of this committee are described below. Our Board may also establish various other committees to assist it in its responsibilities. The following table summarizes the current membership of the Board and its Audit Committee and the independence of each Board member, which has been assessed in accordance with the rules of the Nasdaq Stock Market ("**Nasdaq Rules**"):

Director Name		Independent		Audit Committee
Dr. Kyle Kingsley		N		
John Mazarakis		N		
Ross Hussey		Y		Member
Victor Mancebo		Y		Member
Judd Nordquist		Y		Chair

Our Board has adopted an Audit Committee charter that addresses its composition and responsibilities. Copies of such materials are available on our website at investors.vireogrowth.com/governance/Governance-Documents.

Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to accounting and financial reporting processes and internal controls for Vireo and the audits of its financial statements, and in ensuring the adequacy and effectiveness of Vireo's risk management programs.

The Audit Committee currently is comprised of three directors Ross M. Hussey, Victor E. Mancebo and Judd T. Nordquist (Chair). Each of these directors is, and each director who served on the Audit Committee during fiscal year 2024 was, independent as contemplated by Canadian National Instrument 52-110 – *Audit Committees* ("**NI 52-110**") and the Nasdaq Rules. An Audit Committee member is independent if the member meets the requirements of NI 52-110, the Nasdaq Rules and has no direct or indirect material relationship with Vireo that could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. The Board has determined that all members of the Audit Committee are financially literate, and that Mr. Nordquist qualifies as an "audit committee financial expert" for purposes of the SEC's rules.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our principal executive, principal financial, and principal accounting officers. The Code of Ethics and Business Conduct is available on our website at investors.vireogrowth.com/governance/Governance-Documents.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers to file reports of holdings and transactions in Vireo securities with the SEC. Based on our records, in 2024, all Section 16 filers met all applicable SEC filing requirements under Section 16(a), except as follows: (i) one late Form 4 filing for Chicago Atlantic Credit Opportunities, LLC filed on June 21, 2024 reporting one transaction; (ii) one late Form 4 filing for Joshua Rosen filed on October 11, 2024 reporting three transactions; (iii) one late Form 4 filing for Amber Shimpa filed on December 3, 2024 reporting one transaction; and (iv) one late Form 4 filing for Tyson Macdonald filed December 23, 2024 reporting one transaction. The following late filings were for transactions that occurred in 2024, but were not filed until 2025: (i) one late Form 4 filing for Joshua Rosen filed on February 25, 2025 reporting three transactions; one late Form 4 filing for Judd Nordquist filed on February 25, 2025 reporting two transactions; one late Form 4 filing for Ross Hussey filed on February 25, 2025 reporting two transactions; and one late Form 4 filing for Victor Mancebo filed on February 25, 2025 reporting two transactions.

Insider Trading Policies and Procedures

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is attached as Exhibit 19 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

INFORMATION CONCERNING DIRECTOR COMPENSATION

Only non-employee directors receive compensation for their services as directors. For information about the compensation of Mr. Mazarakis, Dr. Kyle Kingsley, and Joshua Rosen, see the section entitled "*Information Concerning Executive Compensation*" below. Dr. Kingsley served on the Board for all of 2024. Mr. Rosen resigned from the Board on October 10, 2024. Mr. Mazarakis was appointed to the Board on December 17, 2024.

The director compensation program is intended to provide a total compensation package that enables the Company to attract and retain qualified and experienced directors and to align our directors' interests with those of our shareholders by including a substantial portion of their compensation in our Shares. The Compensation Committee of our Board of Directors (the "Compensation Committee") makes a recommendation to the Nominating and Governance Committee of our Board of Directors (the "N&G Committee") regarding director compensation, which the N&G Committee will then approve, modify, or reject. The N&G Committee will then propose such compensation to the Board for approval. The Compensation Committee, N&G Committee, and the Board consider committee assignments and committee chair responsibilities, as well as the overall time requirements of the directors in determining the level of long-term equity incentive awards to be granted, if any.

For 2024, non-employee director compensation was comprised of an annual cash retainer of $71,000. Non-employee directors also received 418,696 RSUs, of which 364,583 vested immediately upon grant, and 54,113 vest on the first anniversary of the grant, and 499,559 options to purchase Subordinate Voting Shares.

The following table reflects the total compensation earned by or paid to our non-employee directors in 2024.

Director Compensation for 2024

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	Restricted Stock Awards ($)[2]	Total ($)
Ross M. Hussey	71,000	196,531	211,441	478,972
Victor E. Mancebo	71,000	196,531	211,441	478,972
Judd T. Nordquist	71,000	196,531	211,441	478,972

(1) At December 31, 2024, the directors had the following Company options outstanding: Mr. Hussey held 670,073 vested Company options and 64,616 unvested Company options that vest in full on August 22, 2025; Mr. Mancebo held 604,457 vested Company options and 64,616 unvested Company options that vest in full on August 22, 2025; Mr. Nordquist held 1,025,647 vested Company options and 64,616 unvested Company options that vest in full on August 22, 2025.

(2) At December 31, 2024, the directors had the following Company RSUs outstanding: Mr. Hussey held 443,858 vested Company RSUs and 11,057 unvested RSUs that vest on, March 15, 2025, 28,581 unvested RSUs that vest on December 14, 2025, and 54,113 unvested RSUs that vest on August 22, 2025; Mr. Mancebo held 443,858 vested Company RSUs and 11,057 unvested RSUs that vest on March 15, 2025, 28,581 unvested RSUs that vest on December 14, 2025, and 54,113 unvested RSUs that vest on August 22, 2025; Mr. Nordquist held 443,858 vested Company RSUs and 11,057 unvested RSUs that vest on, March 15, 2025, 28,581 unvested RSUs that vest on December 14, 2025, and 54,113 unvested RSUs that vest on August 22, 2025. All RSUs settle and pay out the third anniversary of the grant date.

INFORMATION CONCERNING EXECUTIVE COMPENSATION

Overview of Executive Compensation

As an "emerging growth company" and "smaller reporting company" under the rules and regulations of the SEC, Vireo is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. These reporting obligations extend only to our "named executive officers", who, under the rules for a "smaller reporting company," are the individuals who: (1) served as our principal executive officer during our last completed fiscal year; (2) our two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year; and (3) up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as one of our executive officers at the end of our last completed fiscal year (collectively, the "named executive officers" or "NEOs"). Pursuant to Canadian securities law, we are also required to include the individuals who served as our principal financial officer during the last completed fiscal year.

The Board is authorized to review and approve annually all compensation decisions relating to the executive officers of the Company. In accordance with reduced disclosure rules applicable to emerging growth companies as set forth in

Item 402 of Regulation S-K, this section explains how the Company's compensation program is structured for its named executive officers.

For 2024, our named executive officers were John Mazarakis (current Co-Executive Chairman and Chief Executive Officer), Amber Shimpa (current President and former Chief Executive Officer), Joshua N. Rosen (former Chief Executive Officer and former Interim Chief Financial Officer), Tyson Macdonald (current Chief Financial Officer), Joe Duxbury (current Chief Accounting Officer and former Interim Chief Financial Officer), Dr. Kyle E. Kingsley (current Co-Executive Chairman), and Patrick Peters (former Executive Vice President, Retail).

Compensation Governance

The Board has not adopted any formal policies or procedures to determine the compensation of our directors or executive officers. The compensation of the directors and executive officers making over $200,000 per year is determined by the Board, based on the recommendations of the Compensation Committee. Recommendations of the Compensation Committee are made giving consideration to the objectives discussed below and, if applicable, considering applicable industry data.

The role and responsibility of the Compensation Committee is to assist the Board in fulfilling its responsibilities for establishing compensation philosophy and guidelines. Additionally, the Compensation Committee has responsibility for recommending to the Board compensation levels for directors, recommending compensation levels, perquisites and supplemental benefits for the executive officers. In addition, the Compensation Committee is charged with reviewing the Company's equity incentive plans, including the Company's 2019 Incentive Plan, and proposing changes thereto and recommending any other employee benefit plans, incentive awards and perquisites with respect to the directors and executive officers. The Compensation Committee is responsible for approving any equity or incentive awards under the 2019 Incentive Plan. The Compensation Committee is also responsible for reviewing, approving and reporting to the Board annually (or more frequently as required) on our succession plans for our executive officers, and for overseeing our Board annual self-evaluation process.

The Compensation Committee endeavors to ensure that the philosophy and operation of our compensation program reinforces our culture and values, creates a balance between risk and reward, attracts, motivates and retains executive officers over the long-term and aligns their interests with those of our shareholders. In addition, the Compensation Committee reviews our annual disclosure regarding executive compensation for inclusion where appropriate in our disclosure documents.

Elements of Compensation

Base Salary

Base salary is the fixed portion of each executive officer's total compensation. It is designed to provide income certainty. In determining the base level of compensation for the executive officers, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive, and overall performance and the time which the executive officer is required to devote the Company in fulfilling his or her responsibilities.

Long-Term Equity Incentive Awards

Long-term incentives are intended to align the interests of the Company's directors and executive officers with those of the shareholders and to provide a long-term incentive that rewards these parties for their contribution to the creation of shareholder value. In establishing the number of Company options, stock appreciation rights ("SARs"), restricted stock ("Company RS Awards") and Company RSUs to be granted, if any, reference is made to the recommendations made by the Compensation Committee as well as, from time to time, the number of similar awards granted to officers and directors of other publicly-traded companies of similar size, in the same business as the Company. The Compensation Committee and the Board also consider previous grants of Company options and the overall number of Company options that are outstanding relative to the number of outstanding securities in determining whether to make any new grants of Company options, SARs, Company RS Awards or Company RSUs and the size and terms of any such grants. With respect to executive officers, the Compensation Committee and the Board also consider the level of effort, time, responsibility, ability, experience, and level of commitment of the executive officer in determining the level of long-term equity incentive awards.

Hedging Policy

At this time, the Company does not have a hedging policy.

Timing of Stock Option Grants

We do not have any formal policy that requires us to grant, or avoid granting, equity-based compensation to our executive officers at certain times. The timing of any equity grants to executive officers in connection with new hires, promotions or other non-routine grants is tied to the event giving rise to the award, such as the executive officer's commencement of employment or promotion effective date). As a result, the timing of grants of equity awards, including stock options, occurs independently of the release of any material nonpublic information. The Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of equity-based compensation.

No stock options were issued to executive officers in 2024 during any period beginning four business days after the filing of a periodic report or current report disclosing material non-public information and ending one business day after the filing or furnishing of such report with the SEC.

Summary Compensation Table

The following table sets forth all compensation paid to or earned by the NEOs during the fiscal years 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Option Awards ($)[7]	Stock Awards ($)[8]	All Other Compensation ($)[9]	Total ($)
John Mazarakis	2024	—	—	800,000	—	800,000
Chief Executive Officer and Co-Executive Chairman[1]	2023	—	—	—	—	—
Amber Shimpa	2024	275,000	402,194	—	—	677,194
President and Corporate Secretary[2]	2023	260,000	164,061	—	176	
Joshua N. Rosen	2024	300,000	320,304	471,616	—	1,091,920
Former Chief Executive Officer[3]	2023	300,000	—	—	176	300,176
Tyson Macdonald	2024	15,385	—	800,000	—	815,385
Chief Financial Officer[4]	2023	—	—	—	—	—
Joseph Duxbury	2024	165,808	—	—	—	165,808
Chief Accounting Officer and Former Interim Chief Financial Officer[5]	2023	—	—	—	—	—
Dr. Kyle E. Kingsley	2024	270,000	—	1,750,000	—	2,020,000
Co-Executive Chairman	2023	275,000	682,256	—	176	957,432
Patrick Peters	2024	102,308	68,166	—	—	170,474
Former Executive Vice President of Retail[6]	2023	200,000	—	—	176	200,176

(1) Mr. Mazarakis was appointed as Co-Executive Chairman of the Board and Chief Executive Officer on December 17, 2024.

(2) Ms. Shimpa served as Chief Executive Officer from October 10, 2024 to December 17, 2024. Ms. Shimpa currently serves as President of the Company.

(3) Mr. Rosen resigned as Chief Executive Officer and interim Chief Financial Officer on October 10, 2024.

(4) Mr. Macdonald was appointed as Chief Financial Officer on December 17, 2024.

(5) Mr. Duxbury served as Chief Financial Officer from October 10, 2024 to December 17, 2024. Mr. Duxbury currently serves as Chief Accounting Officer of the Company.

(6) Mr. Peters resigned as Executive Vice President of Retail of Vireo Health, Inc., a wholly-owned subsidiary of the Company, on June 14, 2024.

(7) The amounts reported in the Option Awards column reflects aggregate grant date fair value computed in accordance with ASC Topic 718, Compensation—Stock Compensation. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. The assumptions used in calculating the valuations are set forth in Note 17 to the Company's Audited Financial Statements in the Company Annual Report on Form 10-K.

(8) The amounts reported in the Stock Awards column reflects aggregate grant date fair value of stock awards and RSUs computed in accordance with ASC Topic 718, Compensation—Stock Compensation. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. The assumptions used in calculating the valuations are set forth in Note 17 to the Company's Audited Financial Statements in the Company Annual Report on Form 10-K.

(9) Consists of life insurance premiums paid on the executive's behalf.

Employment Agreements

John Mazarakis: On December 17, 2024, in connection with his appointment as Chief Executive Officer of the Company, John Mazarakis entered into an employment agreement with the Company (the "Mazarakis Employment Agreement"). Under the Mazarakis Employment Agreement, the Company agreed to pay Mr. Mazarakis a base salary of $1.00 per annum. On December 17, 2024 (the "Effective Date") and on each anniversary of the Effective Date, the Company shall issue to Mr. Mazarakis 3,200,000 Subordinate Voting Shares of the Company, which will be fully vested when issued (the "Annual Incentive Shares"). Mr. Mazarakis is entitled to 19,000,000 RSUs settled in Subordinate Voting Shares of the Company (the "Time-Vested RSUs"). The Time-Vested RSUs shall become 50% vested upon the first anniversary of the Effective Date and the balance shall continue to vest at the rate of 12.5% every three months thereafter until fully vested provided that Mr. Mazarakis remains employed by the Company or an affiliate as of each applicable vesting date. Vesting will accelerate and the Time-Vested RSUs will be 100% vested in the event that Mr. Mazarakis is terminated by the Company for any reason other than for Cause (as defined in the Mazarakis Employment Agreement), (ii) upon a resignation by Mr. Mazarakis for Good Reason (as defined in the Mazarakis Employment Agreement), (iii) upon Mr. Mazarakis' death or Disability (as defined in the Mazarakis Employment Agreement) or upon the consummation of a transaction constituting a Change in Control (as defined in the Mazarakis Employment Agreement). Mr. Mazarakis is entitled to 19,000 RSUs settled in Subordinate Voting Shares of the Company (the "Performance-Vested RSUs"). The Performance-Vested RSUs shall become vested during the Term (as defined below) as follows: 1/3 of the Performance-Vested RSUs shall become vested when the 30-day VWAP of the Company shares exceeds US$0.85, an additional 1/3 shall become vested when the 30-day VWAP exceeds US$1.05 and the final 1/3 shall become vested when the 30-day VWAP exceeds US$1.25. Vesting will accelerate and the Performance-Vested RSUs will become 100% vested in the event that Mr. Mazarakis is terminated by the Company for any reason other than for Cause, upon a resignation by Mr. Mazarakis for Good Reason, upon Mr. Mazarakis' death or Disability or upon the consummation of a transaction constituting a Change in Control.

Under the Mazarakis Employment Agreement, Mr. Mazarakis is also entitled to certain bonus payments, subject to certain conditions, in the event of (i) the refinancing of any outstanding debt of the Company not less than $80,000,000 at an effective interest rate of not more than 9.75%, (ii) the acquisition or merger with any entity where the total enterprise value of such other entity is $100,000,000 or greater, (iii) a Change of Control transaction, and (iv) the consummation of a transaction raising additional capital at a price per share greater than US$1.50.

Unless terminated at an earlier date in accordance with the Mazarakis Employment Agreement, the term of Mr. Mazarakis' employment with the Company will be for the period commencing on the Effective Date and ending on the two-year anniversary of the Effective Date (the "Initial Term"). On the two-year anniversary of the Effective Date, and on each succeeding one year anniversary of the Effective Date (each an "Anniversary Date"), the Term shall be automatically extended until the next Anniversary Date (each a "Renewal Term"), subject to termination on an earlier date in accordance with the terms and conditions of the Mazarakis Employment Agreement. The Term shall cease as of the date of Mr. Mazarakis' termination of employment.

Mr. Mazarakis will be eligible to participate in any employee benefits generally available to other employees.

The post-termination rights and benefits under the Mazarakis Employment Agreement are described below under "*Termination and Change in Control Benefits.*"

Amber Shimpa: Amber Shimpa entered into an employment agreement with the Company effective December 1, 2020 (the "Initial Shimpa Employment Agreement"). The Initial Shimpa Employment Agreement had a two-year term, and Ms. Shimpa received an annual base salary of US$260,000, with a potential annual cash bonus at the Company's discretion in an amount determined by the Company's Chief Executive Officer. The post-termination rights and benefits under the Initial Shimpa Employment Agreement are described below under "*Termination and Change in Control Benefits.*" We entered into the first, second, third and fourth amendments to the Initial Shimpa Employment Agreement on February 2, 2022, December 14, 2022, February 12, 2023 and December 21, 2023, respectively (collectively, the "Amended Shimpa Employment Agreement"). The Amended Shimpa Employment Agreement, among other things, revised certain termination benefits, provided the terms of equity compensation grants, appointed her President of the Company and Chief Executive Officer of Vireo, and provided a grant of stock options to purchase 750,000 Subordinate Voting Shares and terms thereof, and a $25,000 cash bonus. In connection with Ms. Shimpa's appoint as Chief Executive Officer, on October 9, 2024, Vireo Health, Inc. entered into a Restated Employment Agreement with Ms. Shimpa (the "Restated Shimpa Employment Agreement"). The Restated Shimpa Employment Agreement provided for Ms. Shimpa's employment as Chief Executive Officer and President of each of the Company and Vireo Health, Inc. and as Chief Executive Officer and President of certain of the Company's affiliates and subsidiaries, including Vireo Health of Minnesota, LLC, Vireo Health of New York, LLC, MaryMed, LLC, and HiColor, LLC. The Restated Shimpa Employment Agreement provided for Ms. Shimpa to receive an annual base salary of US $325,000, and Ms. Shimpa was eligible to earn a cash bonus as determined by the Board in its discretion. All equity awards previously granted to Ms. Shimpa remained in full force and effect, and Ms. Shimpa was granted 1,000,000 stock options.

Joshua N. Rosen: On December 4, 2022, Joshua N. Rosen entered into an employment agreement with the Company, whereby the Company agreed to employ Mr. Rosen as its Interim President (the "Rosen President Employment Agreement"). The initial term of the Rosen President Employment Agreement was for one year, or until December 4, 2023, subject to termination on an earlier date in accordance with the terms of the employment agreement, or unless either party gave written notice of termination in accordance with the terms of the employment agreement. Pursuant to the Rosen President Employment Agreement, the Company agreed to pay Mr. Rosen an annual base salary of $300,000, with a potential annual cash bonus at the discretion and in an amount determined by the board of directors of Vireo Health, Inc., and a grant of equity compensation consisting of stock options to purchase 2,000,000 Subordinate Voting Shares. On February 12, 2023, Mr. Rosen and the Company entered into an amendment to the Rosen President Employment Agreement in which he was promoted to Interim Chief Executive Officer of the Company. In connection with Mr. Rosen's appointment as Chief Executive Officer on May 1, 2024, Mr. Rosen entered into an employment agreement with the Company, effective January 1, 2024 (the "Rosen CEO Employment Agreement"). The Rosen CEO Employment Agreement provided for Mr. Rosen's appointment to the position of Chief Executive Officer of the Company and for him to continue as the Interim Chief Financial Officer until the Company hired a Chief Financial Officer. Mr. Rosen's base salary under the Rosen CEO Employment Agreement remained at $300,000, subject to review and adjustment by the Board from time to time. Pursuant to the Rosen CEO Employment Agreement, Mr. Rosen was also eligible to earn an annual cash bonus as determined by the Board in its discretion and, subject to the approval of the Compensation Committee, additional equity grants made at the Company's discretion. Mr. Rosen also received quarterly awards of RSUs representing shares of Subordinate Voting Shares ("Quarterly Equity Awards"), the number of which was determined by dividing $50,000 by the closing price of the Subordinate Voting Shares on the most recent date prior to the date of grant. The RSUs were granted under the Vireo Health International 2019 Equity Incentive Plan, as amended (the "2019 Plan"), and the RSUs were to become vested upon the first to occur of (i) December 31, 2026 (subject to Mr. Rosen's continued employment through that date), (ii) termination of Mr. Rosen's employment other than for Cause (as defined in the Rosen

CEO Employment Agreement) or (iii) Mr. Rosen's resignation from employment for Good Reason (as defined in the Rosen CEO Employment Agreement). Mr. Rosen also was entitled to participate in the retirement plans, health plans and all other employee benefits made available by the Company.

Tyson Macdonald: On December 17, 2024, in connection with his appointment as Chief Financial Officer of the Company, Tyson Macdonald entered into an employment agreement with the Company (the "Macdonald Employment Agreement"). Under the Macdonald Employment Agreement, the Company agreed to pay Mr. Macdonald an annualized base salary of $500,000, which will be earned by Mr. Macdonald on a pro rata basis as Mr. Macdonald performs services for the Company. For each of the Company's fiscal years during the Term (as defined below), the Board will conduct a review and establish Mr. Macdonald's base salary in an amount not less than the base salary in effect for the prior year.

Under the Macdonald Employment Agreement, on the December 17, 2024 (the "Effective Date") and on each anniversary of the Effective Date, the Company shall issue to Mr. Macdonald a number of subordinate voting shares of the Company determined by dividing US$800,000 by the 10-day VWAP immediately preceding the date of issuance, which will be fully vested when issued. Mr. Macdonald is entitled to 9,500,000 Restricted Stock Units settled in subordinate voting shares of the Company (the "Time-Vested RSU's"). The Time-Vested RSUs shall become 50% vested upon the first anniversary of the Effective Date and the balance shall continue to vest at the rate of 12.5% every three months thereafter until fully vested provided that Mr. Macdonald remains employed by the Company or an affiliate as of each applicable vesting date. Vesting will accelerate and the Time-Vested RSUs will be 100% vested in the event that the Mr. Macdonald is terminated by the Company for any reason other than for Cause (as defined in the Macdonald Employment Agreement), upon a resignation by Mr. Macdonald for Good Reason (as defined in the Macdonald Employment Agreement), upon Mr. Macdonald's death or Disability (as defined in the Macdonald Employment Agreement) or upon the consummation of a transaction constituting a Change in Control (as defined in the Macdonald Employment Agreement). Mr. Macdonald is entitled to 9,500,000 Restricted Stock Units settled in subordinate voting shares of the Company (the "Performance-Vested RSU's"). The Performance-Vested RSU's shall become vested during the Term (as defined below) as follows: 1/3 of the Performance-Vested RSU's shall become vested when the 30-day VWAP of the Company shares exceeds US$0.85, an additional 1/3 shall become vested when the 30-day VWAP exceeds US$1.05 and the final 1/3 shall become vested when the 30-day VWAP exceeds US$1.25. Vesting will accelerate and the Performance-Vested RSU's will become 100% vested in the event that Mr. Macdonald is terminated by the Company for any reason other than for Cause, upon a resignation by Mr. Macdonald for Good Reason, upon Mr. Macdonald's death or Disability or upon the consummation of a transaction constituting a Change in Control.

Under the Macdonald Employment Agreement, Mr. Macdonald is also entitled to certain bonus payments, subject to certain conditions, in the vent of (i) the refinancing of any outstanding debt of the Company not less than $80,000,000 at an effective interest rate of not more than 9.75%, (ii) the acquisition or merger with any entity where the total enterprise value of such other entity is $100,000,000 or greater, (iii) a Change of Control transaction, and (iv) the consummation of a transaction raising additional capital at a price per share greater than US$1.50.

Unless terminated at an earlier date in accordance with the Macdonald Employment Agreement, the term of Mr. Macdonald's employment with the Company will be for the period commencing on the Effective Date and ending on the two-year anniversary of the Effective Date (the "Initial Term"). On the two-year anniversary of the Effective Date, and on each succeeding one-year anniversary of the Effective Date (each an "Anniversary Date"), the Term shall be automatically extended until the next Anniversary Date (each a "Renewal Term"), subject to termination on an earlier date in accordance with the terms and conditions of the Macdonald Employment Agreement. The term shall cease as of the date of Mr. Macdonald's termination of employment.

Mr. Macdonald will be eligible to participate in any employee benefits generally available to other employees.

The post-termination rights and benefits under the Mazarakis Employment Agreement are described below under "*Termination and Change in Control Benefits.*"

Joseph Duxbury: Joseph Duxbury is an at-will employee. He receives a base salary of $165,808 and is entitled to participate in the 2019 Plan.

Dr. Kyle Kingsley: On December 28, 2020, Dr. Kingsley entered into an employment agreement with Vireo, whereby Vireo agreed to continue to employ Dr. Kingsley as Vireo's Chief Executive Officer. The initial term of the agreement was for two years, but automatically extended for a one-year term on each succeeding one-year anniversary of the effective date of the agreement, subject to termination on an earlier date in accordance with the terms of the employment agreement, or unless either party gives written notice of non-renewal to the other party at least 180 days prior to automatic extension. Pursuant to this agreement, the Company agreed to pay Dr. Kingsley an annual base salary of $360,000, with a potential annual cash bonus at the Company's discretion in an amount determined by the Board. On February 2, 2022, Dr. Kingsley and Vireo entered into an amendment to the employment agreement, which provided that (i) he will receive a retention bonus equal to 100% of his annual base salary on the closing date of a change in control transaction, provided he is either still employed by Vireo on such date or any termination of his employment prior thereto was not by Vireo for cause (as defined in the employment agreement) or by him without good reason (as defined in the employment agreement), (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction, provided he is either still employed by Vireo on such date or any termination of his employment prior thereto was not by Vireo for cause or by him without good reason, and (iii) amended the severance payment rights upon termination of employment after a change in control (as defined in his employment agreement) such that if his employment is terminated by Vireo without cause (as defined in his employment agreement) or by him for good reason (as defined in his employment agreement) during the twelve months following a change in control (as defined in his employment agreement), he will receive a lump sum payment equal to 200% of his annual base salary in place at the time. On February 12, 2023, Dr. Kingsley and Vireo entered into a Third Amendment to the employment agreement which (i) provided for Dr. Kingsley's resignation as Chief Executive Officer and his appointment to the role of Executive Chairman of Vireo, (ii) lowered his annual base compensation to $260,000 per year, notwithstanding anything to the contrary in his employment agreement, and (iii) provides that all calculations of payments due to Dr. Kingsley as a result of a future separation of his employment shall be made as if his base salary were $360,000 per year. All other terms of Dr. Kingsley's employment agreement, as previously amended, remained in effect.

Patrick Peters: On December 1, 2020, we entered into an employment agreement with Patrick Peters, in which he agreed to serve as Vireo's Executive Vice President, Retail for an initial term of two years (the "Peters Employment Agreement"). Pursuant to the agreement, Mr. Peters received an annual base salary of $200,000, with a potential annual cash bonus at our Chief Executive Officer's discretion and in an amount determined by our Chief Executive Officer. We entered into both the first and second amendments to the Peters Employment Agreement on February 2, 2022 (collectively the "Amended Peters Employment Agreement"). The Amended Peters Employment Agreement also provided a grant of stock options to purchase 247,141 Subordinate Voting Shares and a grant of 205,777 restricted stock units, each of which represents the right to receive one Subordinate Voting Share. The Peters Employment Agreement terminated when he resigned from his position effective June 14, 2024.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table provides information about outstanding equity awards for the NEOs as of December 31, 2024.

Name	Number of Securities Underlying Unexercised Equity Awards (#) Exercisable	Number of Securities Underlying Unexercised Equity Awards (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Exercise Price ($)	Option Expiration Date
Dr. Kyle E. Kingsley	435,431	197,924 [1]	— $	1.77	March 14, 2032
	335,701	335,701 [2]	—	0.30	December 14, 2032
	5,100,821	—	—	0.33	May 1, 2028
	—	262,708 [10]	—	—	N/A
	—	679,064 [3]	—	—	N/A
	—	7,000,000 [4]	—	—	N/A
Joshua N. Rosen	39,985	—	— $	1.77	March 14, 2032
	79,468	—	—	0.30	December 14, 2032
	2,000,000	—	—	0.30	December 14, 2032
	—	160,162 [5]	—	0.47	August 22, 2034
	—	250,000 [6]	—	0.47	August 22, 2034
	500,000	—	—	0.50	October 9, 2027
	—	16,565 [11]	—	—	N/A
	—	66,273 [11]	—	—	N/A
	—	121,625 [11]	—	—	N/A
	—	216,450 [11]	—	—	N/A
	—	134,295 [11]	—	—	N/A
	—	500,000 [11]	—	—	N/A
John Mazarakis	—	—	—	—	N/A
Amber Shimpa	1,050,168	—	— $	0.19	January 2, 2028
	1,860,300	—	—	0.33	May 1, 2028
	171,533	77,970 [1]	—	1.77	March 14, 2032
	160,642	160,642 [2]	—	0.30	December 14, 2032
	187,500	562,500 [7]	—	0.25	December 20, 2033
	—	1,000,000 [8]	—	0.48	October 10, 2034
	—	103,491 [10]	—	—	N/A
	—	267,510 [3]	—	—	N/A
Tyson Macdonald	—	—	—	—	N/A
Joe Duxbury	49,310	—	— $	0.16	September 10, 2030
	30,000	—	—	0.16	November 29, 2030
	16,493	7,498 [1]	—	0.16	March 14, 2032
	25,000	25,000 [2]		0.17	January 3, 2033
	7,500	22,500 [9]	—	0.25	December 20, 2033
Patrick Peters	62,465	—	— $	1.13	November 19, 2029
	406,250	—	—	1.19	November 29, 2030
	95,963	—	—	1.77	March 14, 2032

77,228	—	—	0.30	December 14, 2032
53,073	—	—	—	N/A
—	68,592 [3]	—	—	N/A

(1) Company Options vest quarterly in equal amounts, with the final tranche vesting on March 31, 2026.
(2) Company Options vest quarterly in equal amounts, with the final tranche vesting on December 31, 2026.
(3) Company RSUs that settle on the third anniversary of the grant date December 14, 2022.
(4) Company RSUs that 50% vest on December 17, 2025, and vest in 12.5% installments every quarter thereafter until fully vested on December 17, 2026. Once vested, these RSUs only settle upon separation from service
(5) Company Options that fully vest on August 22, 2025.
(6) Company Options that vest in 25% installments on the anniversary of the grant date until fully vested on August 23, 2028.
(7) 25% of these Company Options vest on December 31, 2024, and the remainder will vest ratably on the last day of each calendar quarter until fully vested on December 31, 2027.
(8) 50% of these Vireo Options vest on October 10, 2025, and the remainder will vest on October 10, 2026.
(9) Company Options vest quarterly in equal amounts, with the final tranche vesting on December 31, 2027.
(10) Company RSUs that settle on the third anniversary of the grant date March 15, 2022.
(11) Company RSUs that settled on February 3, 2025.

Retirement Benefit Plans

The Company did not offer any retirement benefit plans to executives in 2024.

Termination and Change in Control Benefits

As described in more detail above, the Company entered into employment agreements with Mr. Mazarakis, Ms. Shimpa, Dr. Kingsley and Mr. Macdonald. The following describes the benefits to which each of these NEOs is entitled under his or her employment agreement upon certain events. Under their respective agreements, none of the NEOs is eligible for any post-termination benefits in the event of termination for Cause (as defined below) or without Good Reason (as defined below).

John Mazarakis

If Mr. Mazarakis' employment with the Company is terminated during the term of his employment agreement by the Company without Cause or by Mr. Mazarakis for Good Reason, then the Company will, in addition to paying Mr. Mazarakis' base salary and other compensation earned through the termination date, (a) pay an amount equal to one hundred percent (100%) of his annualized base salary as of the termination date, less all legally required and authorized deductions and withholdings, (b) accelerate the vesting of any equity incentive awards issued to Mr. Mazarakis that remain subject to any time or performance vesting criteria as of the termination date such that the equity incentive awards become fully vested as of the termination date, (c) pay any other incentive compensation, including, without limitation, any bonus payments earned but unpaid as of the termination date, (d) reimburse Mr. Mazarakis for the cost of continuation of health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), through the earliest of: (i) the twelve month anniversary of the termination date, (ii) the date Mr. Mazarakis becomes eligible for group health insurance coverage from any other employer, or (iii) the date Mr. Mazarakis is no longer eligible to continue his group health insurance coverage under applicable law, and (e) pay up to US$10,000 for outplacement services by an outplacement services provider selected by Mr. Mazarakis. The foregoing severance benefits are conditioned upon Mr. Mazarakis signing and not revoking a release of claims following his termination date. Under the Mazarakis Employment Agreement, Cause means (i) gross misconduct following a final determination by a court of competent jurisdiction; or (ii) fraud or embezzlement following a final determination by a court of competent jurisdiction. Good Reason means (i) a material diminution in responsibilities, authority or duties or a change in title or reporting responsibility, (ii) a material diminution in salary, other than a general reduction in base salaries that affects all similarly situated Company employees in substantially the same proportions, (iii) a material diminution in incentive compensation opportunities, (iv) a relocation of principal place of employment to a location more than 50 miles from his principal place of employment on the Effective Date, or (v) the material breach of the Mazarakis Employment Agreement by the Company, provided, however, that Good Reason shall not exist unless Mr. Mazarakis has first provided written notice to the Company of the initial occurrence of one or more of the conditions under clauses (i) through (iv) within 30 days of the condition's occurrence, such condition is not fully remedied by the Company within 30 days after the Company's receipt of written notice from Mr. Mazarakis, and the termination date as a result of such event occurs within 90 days after the initial occurrence of such event.

If Mr. Mazarakis' employment is terminated by reason of his death or disability, then the Company shall (a) accelerate the vesting of any equity incentive awards issued to Mr. Mazarakis that remain subject to any time or performance vesting criteria as of the termination date such that the equity incentive awards become fully vested as of the termination date, and (b) pay any other incentive compensation, including, without limitation, any bonus payments earned but unpaid as of the termination date.

Amber Shimpa and Dr. Kyle Kingsley

If Ms. Shimpa's or Dr. Kingsley's employment with the Company is terminated during the term by the Company without Cause or by Ms. Shimpa or Dr. Kingsley, respectively, for Good Reason before a Change in Control (as defined below), Ms. Shimpa and Dr. Kingsley would be entitled to: (i) severance equal to 200% of her or his annualized base salary as of the termination date, less all legally required and authorized deductions and withholdings, and (ii) continued participation in the Company's health insurance, with the Company paying the portion of the premiums it would pay if she or he were still an employee, through the earliest of: (a) the 18 months anniversary of the termination date for Ms. Shimpa and 6 months after termination for Dr. Kingsley, (b) the date she or he becomes eligible for group health insurance coverage from any other employer, or (c) the date she or he is no longer eligible to continue her group health insurance coverage with the Company under applicable law. In addition, all outstanding equity grants held by Ms. Shimpa as of the termination date that are not otherwise vested shall become vested and, in the case of stock options, immediately exercisable.

If Ms. Shimpa's or Dr. Kingsley's employment with the Company is terminated during the term by the Company without Cause or by Ms. Shimpa or Dr. Kingsley, respectively for Good Reason within 12 months after a Change in Control (as defined below), Ms. Shimpa and Dr. Kingsley would be entitled to: (i) severance equal to 200% of her annualized base salary as of the termination date for Ms. Shimpa and several equal to 50% of his annualized base salary as of the termination date for Dr. Kingsley, in each case less all legally required and authorized deductions and withholdings, (ii) continued participation in the Company's health insurance, with the Company paying the portion of the premiums it would pay if Ms. Shimpa were still an employee, through the earliest of: (a) the 18 months anniversary of the termination date for Ms. Shimpa and 12 months after termination for Dr. Kingley, (b) the date she or he becomes eligible for group health insurance coverage from any other employer, or (c) the date she or he is no longer eligible to continue her group health insurance coverage with the Company under applicable law, and (iii) payment of up to $10,000.00 for outplacement services by an outplacement services provider selected by her or him.

If Ms. Shimpa's or Dr. Kingsley's, employment with the Company is terminated by the Company for Cause, by her or him other than for Good Reason or due to her or his death or disability, Ms. Shimpa and Dr. Kingsley, respectively, are not eligible for any post-termination benefits.

For purposes of the Restated Shimpa Employment Agreement and Dr. Kingsley's amended employment agreement, Cause means (i) material failure to perform her or his job duties competently as reasonably determined by the Board and as set forth in any applicable job descriptions, (ii) gross misconduct which the Board reasonably determines is (or will be if continued) demonstrably and materially damaging to the Company, (iii) fraud, misappropriation or embezzlement; (iv) an act or acts of dishonesty intended to result in gain or personal enrichment at the expense of the Company, (v) conviction of or plea of nolo contendere to a felony regardless of whether involving the Company and whether or not committed during the course of employment, other than with respect to any criminal penalties related to the illegality of possessing or using Marijuana under the Controlled Substance Act, 21 U.S.C. Section 812(b); (vi) violation of the Company's Code of Conduct, Employee Handbook or other material written policy, as reasonably determined by the Board, or (vii) the material breach of the Restated Shimpa Employment Agreement or Dr. Kingsley's amended employment agreement, respectively, of the Restrictive Covenants Agreement.

For purposes of the Restated Shimpa Employment Agreement and Dr. Kingsley's amended employment agreement, Good Reason means the initial occurrence of any of the following events without Ms. Shimpa's or Dr. Kingsley's respective consent: (i) a material diminution in responsibilities, authority or duties for any of the positions held by (without taking into account a change in title in and of itself), (ii) a material diminution in base salary, other than a general reduction in base salaries that affects all similarly situated Company employees in substantially the same proportions, (iii) a relocation of her or his principal place of employment that increases her or his commute and is more than 50 miles from her or his principal placement of employment of the effective date of the Restated Shimpa Employment Agreement or Dr. Kingsley's amended employment agreement, respectively, or (iv) the material breach of the Restated Shimpa Employment Agreement or Dr. Kingsley's amended employment agreement, respectively by the Company, provided, however, that Good Reason shall not exist unless she or he has first provided written notice to the Company of the initial occurrence of one or more of the conditions under (i) through (iv) within 30 calendar days of the condition's occurrence, such condition is not fully remedied by the Company within 30 calendar days after the Company's receipt of written notice from Ms. Shimpa or Dr. Kingsley, respectively, and the termination date as a result of such event occurs 90 calendar days after the initial occurrence of such event.

In addition, pursuant to the Restated Shimpa Employment Agreement, Ms. Shimpa will receive a cash retention bonus equal to 50% of her annual basis salary on the closing date of a Change in Control Transaction, with payment contingent on Ms. Shimpa's continued employment through the date of the closing of the Change in Control Transaction. If Ms. Shimpa's employment is terminated prior to the closing by the Company without Cause or by Ms. Shimpa for Good Reason, she shall be treated for these purposes as though she was employed through the closing of the Change in Control Transaction. Pursuant to the Dr. Kingsley's amended employment agreement, Dr. Kingsley will (i) receive a cash retention bonus equal to 100% of his annual base salary on the closing date of a Change in Control Transaction, provided he is either still employed by the Company on such date or any termination of his employment prior thereto was not by the Company for Cause or by him for Good Reason, and (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a Change in Control transaction. Dr. Kingsley's amended employment agreement also provides that his severance payment rights upon termination of employment after a Change in Control such that if his employment is terminated by the Company without Cause (as defined in his employment agreement) or by him for Good Reason (as defined in his employment agreement) during the twelve months following a Change in Control, he will receive a lump sum cash payment equal to 200% of his annual base salary in place at the time. If Dr. Kingsley's employment is terminated without Cause or for Good Reason, and a Change in Control occurs (i) within six months after his termination date or (ii) within one year after his termination date, he is entitled to an additional cash payment equal to 50% of his annualized base salary in a lump sum payment no later than 10 days after the Change in Control.

For purposes of the Restated Shimpa Employment Agreement and Dr. Kingsley's amended employment agreement, Change in Control means a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any one person, or more than one person acting as a group ("Person") acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Tyson Macdonald

If Mr. Macdonald's employment with the Company is terminated during the term of his employment agreement by the Company without Cause or by Mr. Macdonald for Good Reason, then the Company will, in addition to paying Mr. Macdonald's base salary and other compensation earned through the termination date, (a) pay an amount equal to one hundred percent (100%) of his annualized base salary as of the termination date, less all legally required and authorized deductions and withholdings, (b) accelerate the vesting of any equity incentive awards issued to Mr. Macdonald that remain subject to any time or performance vesting criteria as of the termination date such that the, (c) pay any other incentive compensation, including, without limitation, any bonus payments earned but unpaid as of the termination date, (d) reimburse Mr. Macdonald for the cost of continuation of health coverage pursuant to the COBRA, through the earliest of: (i) the twelve month anniversary of the termination date, (ii) the date Mr. Macdonald becomes eligible for group health insurance coverage from any other employer, or (iii) the date Mr. Macdonald is no longer eligible to continue his group health insurance coverage under applicable law, and (e) pay up to US$10,000 for outplacement services by an outplacement services provider selected by Mr. Macdonald. The foregoing severance benefits are conditioned upon Mr. Macdonald signing and not revoking a release of claims following his termination date.

Separation and Consulting Agreement

On October 10, 2024, Mr. Rosen resigned as Chief Executive Officer and Interim Chief Financial Officer of the Company. In conjunction with his resignation, Mr. Rosen and the Company entered into a separation agreement (the "Separation Agreement") dated October 9, 2024 that provides, among other things, for the grant of 500,000 RSUs, which vest in 12 equal installments commencing January 1, 2025 and ending on December 1, 2025 and 500,000 immediately exercisable stock options with an exercise price per share of US$0.50. Such options expire October 9, 2027. Further, Mr. Rosen will receive salary continuation for two years at a rate of US$300,000 per year. Pursuant to the Separation Agreement, the vesting of 250,000 options granted to Mr. Rosen in August 2024 were accelerated and are exercisable until October 9, 2027.

On October 10, 2024, the Company's wholly-owned subsidiary Vireo Health, Inc. and Mr. Rosen entered into a Consulting Agreement (the "Consulting Agreement") pursuant to which Mr. Rosen will be paid consulting fees at a rate of US$1,000 per hour for his advice and involvement with certain litigation between the Company and Verano.

On June 14, 2024, Mr. Peters resigned as Executive Vice President, Retail of Vireo Health, Inc., a wholly-owned subsidiary of the Company. Mr. Peters did not receive any additional compensation in connection with his resignation.

Equity Incentive Plan

Death or Disability

In the event of the termination of a participant's employment due to death or disability, the participant's vested Company options will remain exercisable for six months after the termination date and unvested Company options will be terminated. Company options unexercised during that time period will be terminated.

Change in Control

In the event of a merger of the Company with or into another corporation or other entity or a Change in Control (as defined below), each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph) without a participant's consent, including, without limitation, that (A) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (B) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (C) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (D) (I) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by the Company without payment), or (II) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (E) any combination of the foregoing. In taking any of the foregoing actions, the administrator does not have to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding Company options, including those not otherwise vested or exercisable, and the Company options will be exercisable for a period of time determined by the administrator.

An award will be considered assumed if, following the merger or Change in Control, the award confers the right to purchase or receive, for each Company Share subject to the award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Subordinate Voting Shares for each Company Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Company Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common shares of the successor corporation or its parent, the administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of a Company option for each Company Share subject to such award, to be solely common shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Subordinate Voting Shares in the merger or Change in Control.

For purposes of the Equity Incentive Plan, Change in Control means the occurrence of any of the following events:

i. Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that a Person acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company, except that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board will not be considered a Change in Control.

ii. Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control.

iii. Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

iv. Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company.

v. Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

vi. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (A) its sole purpose is to change the jurisdiction of the Company's incorporation, or (B) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction

Other Termination

For any other termination of employment, vested Company options remain exercisable for two years after the termination date and any unvested Company options and vested Company options not exercised during this time period will be terminated.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Our Equity Compensation Plans

Vireo adopted the 2019 Incentive Plan effective March 18, 2019, permitting the grant of Awards, as more fully described below. In addition, from time to time, we may grant Options as incentives or compensation mechanisms for executives and directors pursuant to their employment agreements.

Equity Compensation Plans

The following table sets forth, as of December 31, 2024, securities authorized for issuance under each of the 2018 Equity Incentive Plan (the "**2018 Plan**"), the 2019 Equity Incentive Plan (the "**2019 Plan**"), and any equity issued under an employment agreement. All outstanding options under the 2018 Equity Incentive Plan, as well as all outstanding compensation warrants, settle in Subordinate Voting Shares. Outstanding options and under the 2019 Equity Incentive Plan settle in either Subordinate Voting Shares of Vireo or Multiple Voting Shares, at the Company's option. All restricted stock units issued under the 2019 Equity Incentive Plan or an employment agreement settle in Subordinate Voting Shares. Figures below are presented on an as-converted basis.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs	Weighted-average exercise price of outstanding options, warrants and RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	20,200,248	$ 0.57	16,414,731
Equity compensation plans not approved by security holders	22,359,916	$ 0.28	—
Total	42,560,164	$ 0.42	16,414,731

At December 31, 2024, the following Awards were outstanding under the 2019 Incentive Plan: (1) Options exercisable for a total of 9,963,624 Shares, representing 2.7% of the then outstanding number of Shares; and (2) RSUs covering the right to receive a total of 10,226,623 Shares, representing 2.8% of the then outstanding number of Shares.

At December 31, 2024, the following Awards were outstanding outside of the 2019 Incentive Plan: (1) Options exercisable for a total of 21,269,009 Shares, representing 5.8% of the then outstanding number of Shares; and (2) RSUs covering the right to receive a total of 1,100,907 Shares, representing 0.3% of the then outstanding number of Shares.

As of December 31, 2024, an aggregate of 16,414,731 Shares remained available for issuance under the 2019 Incentive Plan, representing approximately 4.5% of the then outstanding number of Shares. No Shares are reserved and available for issuance outside of the 2019 Incentive Plan.

In January 2019, the Company adopted the 2019 Plan, which was approved by shareholders. Subject to adjustment provisions as provided in the 2019 Plan, the maximum number of Subordinate Voting Shares that may be issued under the 2019 Equity Incentive Plan is equal to 10% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis. No future awards will be made under the 2018 Plan. Awards under the 2019 Plan may be made in any form permitted under the 2019 Plan, in any combinations approved by the Board of Directors. For the purposes of this report, the term "as converted to Subordinate Voting Shares basis" includes the conversion of the Multiple Voting Shares and Super Voting Shares into Subordinate Voting Shares. See "Summary of Terms and Conditions of the 2019 Incentive Plan" below.

The Company has granted equity compensation outside of the 2019 plan. These equity grants of options and RSUs were issued pursuant to employment agreements between the individuals and the Company. The Company has granted equity compensation outside of the 2019 Plan. These equity grants of options and RSUs were issued pursuant to employment agreements between the individuals and the Company, as follows: (i) Employment Agreement with Joshua Rosen and

Vireo Health, Inc., dated December 4, 2022; (ii) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Kyle Kingsley; (iii) Third Amendment to Employment Agreement, effective June 7, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and John Heller; (iv) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and J. Michael Schroeder; (v) Third Amendment to Employment Agreement, effective June 7, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and J. Michael Schroeder; (vi) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa; (vii) Fourth Amendment to Employment Agreement, effective December 21, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa; and (viii) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters (collectively, the "**Additional Grant Agreements**"). Pursuant to the Additional Grant Agreements the Company agreed to grant (i) options to purchase Subordinate Voting Shares, exercisable for a period of ten years from the date of grant at an exercise price equal to the volume weighted-average closing price of the shares on the CSE for the two trading days immediately preceding the date of grant on the vesting terms set out in the applicable option award agreement; and/or (ii) restricted stock units, each of which represents the right to receive one Subordinate Voting Share (or a cash payment equal to the fair market value of one Subordinate Voting Share) upon settlement of the applicable restricted stock unit award in accordance with the vesting and settlement terms of the applicable restricted stock unit award agreement.

In January 2018, Vireo U.S. adopted the 2018 Plan, which permitted the Company to grant incentive stock options, restricted shares, restricted share units, or other awards. The 2018 Plan was not approved by shareholders. Under the terms of the 2018 Plan, a total of 1,000,000 common shares were reserved for issue. The exercise price for incentive stock options issued under the 2018 Plan were to be set by the committee (as defined under the 2018 Plan) but were not to be less 100% of the fair market value of Vireo U.S.'s shares on the date of grant. Incentive stock options to be issued were to have a maximum term of 10 years from the date of grant. The incentive stock options vested at the discretion of the Board.

Summary of Terms and Conditions of the 2019 Incentive Plan

The principal features of the 2019 Incentive Plan are summarized below.

Purpose

The purpose of the 2019 Incentive Plan is to enable Vireo and its affiliated companies to: (i) attract and retain the best available personnel for positions of substantial responsibility for Vireo, (ii) to provide additional incentive to employees, directors, and consultants of Vireo, and (iii) to promote the success of Vireo's business.

The 2019 Incentive Plan permits the grant of Awards, as defined herein and more fully described below.

Eligibility

Any employees, officers, directors, or consultants of Vireo or its affiliated companies are eligible to participate in the 2019 Incentive Plan if selected by the administrator of the 2019 Incentive Plan, being the Compensation Committee, failing which the administrator of the Plan will be the Board (the "**Participants**"). The basis of participation of an individual under the 2019 Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the 2019 Incentive Plan, will be determined by the Compensation Committee or the Board based on its judgment as to the best interests of Vireo and its shareholders, and therefore cannot be determined in advance.

The maximum number of Shares that may be issued under the 2019 Incentive Plan is 10% of the Shares outstanding from time to time (assuming the conversion of all Multiple Voting Shares into Subordinate Voting Shares). Any Shares subject to an Award under the 2019 Incentive Plan that are forfeited, surrendered, cancelled, repurchased, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant are again available for Awards under the 2019 Incentive Plan. Notwithstanding the foregoing, the maximum number of Shares that may be issued pursuant to the exercise of ISOs is 36,715,363 plus the number of Shares that are again available as a result of the previous sentence, to the extent allowable under the United States Internal Revenue Code of 1986, as amended (the "**Code**") and the Treasury Regulations under the Code.

Awards Options

Options granted under the 2019 Incentive Plan are subject to the terms and conditions established by the Compensation Committee or the Board and set forth in the applicable award agreement. The Compensation Committee or the Board is authorized to grant Options to purchase Shares that are either ISOs, meaning they are intended to satisfy the requirements of Section 422 of the Code, or NSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code.

Under the terms of the 2019 Incentive Plan, the exercise price of the Options will not be less than 100% of the "Fair Market Value" per Share on the date of grant. The "Fair Market Value" on any date means (i) the closing price of the Shares on an established stock exchange on such date, (ii) if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low asked prices for the Shares on the day of determination, or (iii) in the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Compensation Committee or the Board. Notwithstanding the foregoing, in the case of (i) above, as the Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Fair Market Value shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (A) the trading day prior to the date of grant of the Options, and (B) the date of grant of the Options. In addition, in the case of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Vireo, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

The maximum term of an Option granted under the 2019 Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder).

Payment in respect of the exercise of an Option may be made in cash, cheque, promissory note (to the extent permitted by applicable law), other Shares, cashless exercise consideration, net exercise, or by such other method as the Compensation Committee or the Board may determine to be appropriate and permitted by applicable law, or any combination of the foregoing.

If a Participant ceases to be an employee, officer, director or consultant of Vireo or an affiliated company, other than upon the Participant's termination as the result of the Participant's death or disability, the Participant may exercise his or her Option within 30 days of termination, or such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent that the Option is vested on the date of termination. If a Participant ceases to be an employee, officer, director or consultant of Vireo or an affiliated company as a result of the Participant's disability, the Participant may exercise his or her Option within 6 months of termination, or such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent the Option is vested on the date of termination. If a Participant dies while an employee, officer, director or consultant of Vireo or an affiliated company, the Option may be exercised within 6 months following the Participant's death, or within such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent that the Option is vested on the date of death, by the Participant's designated beneficiary or personal representative or in accordance with the will or the laws of descent. In the case of any unvested Options, the Shares covered by the Option will revert to the 2019 Incentive Plan. Notwithstanding the foregoing, at any time after the grant of an Option, the Compensation Committee or the Board, in its sole discretion, may reduce or waive the vesting criteria applicable to the Option.

Restricted Stock

A restricted stock award is a grant of Shares to a Participant, which Shares are subject to forfeiture restrictions during a restriction period. The restriction period may be based on the passage of time, the achievement of target levels of performance, or the occurrence of such other events as determined by the Compensation Committee, or the Board. Each Award of restricted stock will be evidenced by an award agreement that will specify the restriction period, the number of Shares granted, and such other terms and conditions as the Compensation Committee or the Board determines. The Compensation Committee or the Board can impose such restrictions on the restricted stock as it deems advisable. The Compensation Committee or the Board, in their discretion, may accelerate the time at which any restrictions will lapse or be removed. During the restriction period, Participants holding shares of restricted stock under the 2019 Incentive Plan may not vote those Shares but will be entitled to receive all dividends and other distributions paid with respect to such Shares (unless the Compensation Committee or the Board provide otherwise).

RSUs

An RSU is a bookkeeping entry representing an amount equal to the Fair Market Value of one Share. The Compensation Committee or the Board will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Compensation Committee or the Board may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Compensation Committee or the Board in its discretion. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Compensation Committee or the Board. Notwithstanding the foregoing, at any time after the grant of RSUs, the Compensation Committee or the Board, in their sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Stock Appreciation Rights

An SAR entitles the Participant to receive, upon exercise of the SAR, the increase in the Fair Market Value of a specified number of Shares from the date of the grant of the SAR and the date of exercise payable in Shares. Each SAR grant will be evidenced by an award agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Compensation Committee, in its sole discretion, will determine; provided that the per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be no less than 100% of the Fair Market Value per Share on the date of grant. No SAR may be exercised more than ten years from the grant date.

General

The Compensation Committee or the Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the 2019 Incentive Plan shall be nontransferable except by will, by the laws of descent and distribution, by Rule 701 under the U.S. Securities Act of 1933, as amended, and by National Instrument 45-106 *Prospectus Exemptions*, to the extent applicable. No Participant shall have any rights as a shareholder with respect to Shares covered by Options, SARs, restricted stock awards, or RSUs, unless and until such Awards are settled in Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Shares shall be issued, no certificates for Shares shall be delivered and no payment shall be made under the 2019 Incentive Plan except in compliance with all applicable laws.

The Board may amend, alter, suspend or terminate the 2019 Incentive Plan and the Compensation Committee or the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of Shareholders if such approval is necessary to comply with any applicable laws, (ii) no such amendment, alteration, suspension or termination may impair the rights of a Participant without the Participant's written agreement, and (iii) such amendment, alteration, suspension, discontinuation, or termination is in compliance with CSE Policies.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of Shares or other securities of Vireo, or other change in the corporate structure of Vireo affecting the Shares occurs, the Compensation Committee or the Board will make such adjustment, which is appropriate in order to prevent diminution or enlargement of the benefits or potential benefits to Participants under the 2019 Incentive Plan, to the number and class of shares of stock that may be delivered under the 2019 Incentive Plan and/or the number, class, and price of shares of stock covered by each outstanding Award.

In the event of a merger of Vireo with or into another entity or a change in control, each outstanding Award will be treated as the Compensation Committee or Board determine without a Participant's consent, including, without limitation, that (A) Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation with appropriate adjustments as to the number and kind of shares and prices; (B) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or change in control; (C) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the Compensation Committee or the Board determine, terminate upon or immediately prior to the effectiveness of such merger or change in control; (D) (I) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Compensation Committee or the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by Vireo without payment), or (II) the replacement of such Award with other rights or property selected by the Compensation Committee or Board in its sole discretion; or (E) any combination of the foregoing. In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock and RSUs will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee, officer of consultant of Vireo or any affiliate company, nor will it affect in any way the right of Vireo or an affiliate company to terminate a Participant's employment or engagement at any time, with or without cause, in accordance with applicable law.

Tax Withholding

Vireo may take such action as it deems appropriate to ensure that all applicable federal, state, local, foreign or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth the beneficial ownership of Vireo's Shares as of February 15, 2025 for (i) each member of the Board, (ii) each NEO, (iii) each person known to Vireo to be the beneficial owner of more than 5% of Vireo's securities, and (iv) the directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC. Generally, a person has beneficial ownership of a security if the person possesses sole or shared voting or investment power of that security, including any securities of which a person has the right to acquire beneficial ownership within 60 days. Except as otherwise noted, each beneficial owner listed in the table has sole voting and investment power with regard to the Goodness Shares owned by such person. The ownership percentages are based on the following Goodness Shares outstanding at the close of business on February 15, 2025: 339,336,633 Subordinate Voting Shares, 278,170 Multiple Voting Shares.

Name and Address of Beneficial Owner	Subordinate Voting Shares		Multiple Voting Shares		Total[1]	
	Number Beneficially Owned	% of Total Subordinate Voting Shares	Number Beneficially Owned	% of Total Multiple Voting Shares	Number of Capital Stock Beneficially Owned	% of Total Capital Stock
Chicago Atlantic Opportunities, LLC[2]	100,059,447 [2]	29.0 %	—	—	100,059,447	26.8 %
CA PIPE SPV, LLC[3]	32,032,000 [3]	9.4 %	—	—	32,032,000	8.7 %
FarmaceuticalRX LLC[4]	31,184,875 [4]	9.2 %	—	—	31,184,875	8.5 %
NEOs and Directors						
Dr. Kyle E. Kingsley	12,675,761 [5]	3.7 %	—	—	12,675,761	3.4 %
Joshua N. Rosen	838,226	*	—	—	838,226	*
John Mazarakis	3,200,000 [6]	*	—	—	3,200,000	*
Amber Shimpa	3,639,713	1.1 %	8,521	3.1 %	4,491,813	1.2 %
Tyson Macdonald	2,840,000 [7]	*	—	—	2,840,000	*
Joe Duxbury	137,803 [8]	*	—	—	137,803	*
Patrick Peters	694,979 [9]	*	—	—	694,979	*
Ross M. Hussey	703,243 [10]	*	16,803	6.0 %	2,383,543	*
Victor E. Mancebo	637,627 [11]	*	—	—	637,627	*
Judd T. Nordquist	1,082,347 [12]	*	845	*	1,166,847	*
Directors and executive officers as a group (7 persons)[13]	24,778,691	7.1 %	26,169	9.4 %	27,395,591	7.2 %

* Represents less than 1%

(1) Total share values assume all outstanding Multiple Voting Shares have been converted to Subordinate Voting Shares. Each Multiple Voting Share is convertible into 100 Subordinate Voting Shares.

(2) Reflects the Vireo Shares as reported on Form 4 filed with the SEC on August 2, 2024 on behalf of Chicago Atlantic Credit Opportunities, LLC ("**CACO**"), Chicago Atlantic Advisers, LLC ("**CAA**"), Chicago Atlantic Group GP, LLC ("**CAGGP**"), Chicago Atlantic Group, LP ("**CAG**"), Chicago Atlantic GP Holdings, LLC ("**CAGPH**"), Chicago Atlantic Manager, LLC ("**CAM**"), Chicago Atlantic Opportunity GP, LLC ("**CAOGP**"), Chicago Atlantic Opportunity Portfolio, LP ("**CAOP**"). CAGGP is the general partner of CAG, which is the managing member of CAA, which is the investment manager of CACO and CAOP. CAGPH is the managing member of CAM, which is the managing member of CACO. CAGPH is also the sole member of CAOGPm which is the general partner of CAOP. The business address for the foregoing entities is 420 N Wabash Ave, Suite 500, Chicago, Illinois 60611. Additionally, this reflects 6,091,179 exercisable warrants held collectively by the aforementioned entities.

(3) Reflects the Vireo Shares as reported on Schedule 13G filed with the SEC on December 31, 2024 on behalf of by CA PIPE SPV, LLC. CA PIPE SPV, LLC has sole voting and dispositive power over 32,032,000 subordinate voting shares. The business address for CA PIPE SPV, LLC is 1680 Michigan Avenue, Suite 700, Miami Beach, Florida 33139.

(4) Reflects 31,184,875 shares acquired by FarmaceuticalRX LLC in the Equity Raise.

(5) Includes 5,953,500 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 262,708 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(6) Includes 2,619,453 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025.

(7) Includes 3,512,692 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 103,491 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(8) Includes 134,803 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025.

(9) Includes 641,906 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 53,073 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(10) Includes 670,073 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 33,170 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(11) Includes 604,457 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 33,170 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(12) Includes 1,025,647 Vireo Options to purchase Subordinate Voting Shares that are exercisable within 60 days of February 15, 2025, and 33,170 Vireo RSUs that settle in Subordinate Voting Shares within 60 days of February 15, 2025.

(13) Includes all directors and current executive officers

Item 13.   Certain Relationships and Related Transactions and Director Independence

RELATED PARTY TRANSACTIONS

A related party transaction includes any transaction or proposed transaction in which Vireo is or will be a participant, the aggregate amount involved exceeds the lesser of $120,000 or 1% of the average of Vireo's total assets at year-end for the last two completed fiscal years, and any related party has or will have a direct or indirect material interest. Related parties include any person who is or was (since January 1, 2023, even if such person does not presently serve in that role) an executive officer or director of the Company, any shareholder beneficially owning more than 5% of any class of our voting securities or an immediate family member of any such persons. The Audit Committee is charged with oversight over related party transactions in which the Company is a participant.

Transactions with Related Parties

CAG, of which Mr. Mazarakis serves as partner, is an affiliate of the Agent. Given his ownership interest in the Agent and its affiliates, Mr. Mazarakis has an approximate 29% interest in the Company's transactions with the Agent. As detailed in prior filings by the Company, on March 31, 2023, the Company executed a fifth amendment to its Credit Facility with the Agent. The amended Credit Facility extended the maturity date on the Company's Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost.

On April 28, 2023, the Company closed on a convertible debt facility with the Agent, which enabled the Company to access up to $10,000,000 in aggregate principal amount of theConvertible Notes. The convertible debt facility had a term of three years, with an annual interest rate of 12.0%: 6.0% cash and 6.0% paid-in-kind interest. The Company ultimately drew down the full $10,000,000. For each tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, was convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company. If the Convertible Notes were not converted, the outstanding principal amount and unpaid paid-in-kind interest was due on April 30, 2026.

In connection with the Convertible Notes, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares to the lenders. These warrants had a five-year term, a strike price of $0.145, and were valued at $497,055.

On April 30, 2024, the Company entered into a seventh amendment to the Credit Facility with the Agent, which extended the maturity date of the Credit Facility to June 14, 2024. On June 14, 2024, the Company entered into the eighth amendment to the Credit Facility to extend the maturity date on the Company's Credit Facility to July 31, 2024.

On July 31, 2024, the Company entered into a waiver and ninth amendment to the Credit Facility pursuant to which the Agent and the lenders party thereto waived the event of default under the Credit Agreement resulting from the Company's failure to complete the disposition of its New York operations on or prior to January 1, 2024, extended the maturity date on the Company's loans under the Credit Facility to January 29, 2027, adjusted and extended the deadline with respect to the Company's ongoing disposition of its New York operations through July 31, 2025, and amended certain financial measure definitions and covenants within the Credit Agreement.

On July 31, 2024 and in connection with the ninth amendment to the Credit Facility, the Company issued 12,500,000 Subordinate Voting Shares to the lenders party to the Credit Facility in consideration for the lenders' entry into such amendment.

On July 31, 2024, certain holders of the Convertible Notes notified the Company of their intent to voluntarily convert all of the outstanding Convertible Notes. The Convertible Notes had an outstanding balance of approximately US$10.5 million, carried an interest rate of 12.0% per annum, and were convertible into Subordinate Voting Shares of the Company at an exercise price of $0.145. As a result of the conversion, the Company issued 73,016,061 Subordinate Voting Shares to such holders of Convertible Notes.

On November 1, 2024, the Company entered into a joinder and tenth amendment to the Credit Facility which provided a new convertible note facility (the "2024 Convertible Notes") with a maximum principal amount of US$10 million. The 2024 Convertible Notes mature November 1, 2027, have a cash interest rate of 12.0% per year, are convertible into that number of the Company's Subordinate Voting Shares determined by dividing the outstanding principal amount plus all accrued but unpaid interest on the 2024 Convertible Notes on the date of such conversion by a conversion price of US$0.625 per share.

As of December 31, 2024, US$67,945,560 in aggregate principal amount was outstanding under the various tranches provided by the Credit Facility pursuant to the Credit Facility with Agent, and US$10,000,000 was outstanding under the 2024 Convertibles Notes. These tranches accrue interest at varying rates as set forth in the Credit Facility including (i) a senior secured delayed draw term loan of up to US$55,000,000 that accrues interest at the U.S. prime rate plus 10.375%, payable monthly in cash and 2.75% per annum paid in kind interest payable monthly, (ii) a loan for US$4,200,000 that accrues interest at a cash interest rate of 15% per annum and 2.00% per annum paid in kind interest payable monthly, (iii) a $1,200,000 term loan which accrues interest a rate of 12.0%, and (iv) 2024 Convertible Notes that accrues interest at 12% per annum payable monthly. From January 1, 2023 to December 31, 2024, the Company paid a total of US$84,000 in principal and US$22,803,341 in interest under the various tranches of the Credit Facility and US$177,534 in interest under the 2024 Convertible Notes. As of December 31, 2024, there were no amounts outstanding under the Convertible Notes as all of the outstanding Convertible Notes were converted into Subordinate Voting Shares on July 31, 2024. From January 1, 2023 to December 31, 2024, the Company paid an aggregate amount of US$587,329 in interest on the Convertible Notes, which accrued interest at an annual interest rate of 12.0%, including 6.0% cash and 6.0% paid-in-kind.

On December 17, 2024, CA PIPE SPV, LLC entered into the Subscription Agreements in connection with the sale by the Company of 129,536,875 Subordinate Voting Shares at a cash price of US$0.625 per share for total proceeds to the Company of US$80,960,547. CA PIPE SPV, LLC purchased US$20,020,000 of Subordinate Voting Shares. As a partner of CAM, the manager of CA PIPE SPV, LLC, Mr. Mazarakis, has a direct material interest in the Equity Raise. The value of Mr. Mazarakis' interest in the Equity Raise is approximately US$5,800,000.

On December 27, 2024, the Company paid CAG $712,720 in consulting fees related to the Mergers.

Prior to his appointment as the Company's Chief Executive Officer, Tyson Macdonald represented Deep Roots in the Deep Roots Merger as a Managing Partner for TrueRise Capital, which provided strategic financial advisory services to Deep Roots in connection with the Deep Roots Merger. Mr. Macdonald owns 60% of the equity interests of TrueRise Capital. As of the filing of this Annual Report on Form 10-K, Deep Roots has $260,000 of fees outstanding to TrueRise Capital in connection with certain financial advisory services provided by TrueRise Capital to Deep Roots, including in connection with the Deep Roots Merger. TrueRise Capital is also entitled to a fee equal to 1.5% of the merger consideration to be paid in connection with the Deep Roots Merger, which may be adjusted to a cash fee of US$1,500,000 at closing of the Deep Roots Merger.

On October 10, 2024, Vireo Health, Inc. , the Company's wholly-owned subsidiary, and Joshua Rosen entered into the Consulting Agreement pursuant to which Mr. Rosen will be paid consulting fees at a rate of US$1,000 per hour for his advice and involvement with certain litigation between the Company and Verano. To date, the Company has paid Mr. Rosen $0 under the Consulting Agreement. The Consulting Agreement is attached to this Form 10-K as Exhibit 10.76. See also "*Item 3. Legal Proceedings – Verano*" and "*Item 1A. Risk Factors — We are involved in litigation with Verano, the outcome of which is uncertain.*"

DIRECTOR INDEPENDENCE

The independence of our directors is determined under the Nasdaq Rules and within the meaning of the terms defined in sections 1.4 and 1.5 of NI 52-110.

The Board has determined that three of our five current directors are independent persons under the Nasdaq Rules and NI 52-110, which is the majority of our Board: Ross M. Hussey, Victor E. Mancebo, and Judd T. Nordquist. Dr. Kyle E. Kingsley and John Mazarakis are executive officers of Vireo and are therefore not independent.

Item 14.   Principal Accountant Fees and Services

Pre-Approval Policies and Procedures

The Audit Committee charter imposes a duty on the Audit Committee to preapprove all auditing services performed for us by our independent auditors, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors' independence. Certain minimal non-audit services may be approved by the Chair of the Audit Committee on behalf of the committee in accordance with the requirements of NI 52-110. All other non-audit services must be approved by the Audit Committee as a whole.

Audit Committee Oversight

At no time since the commencement of Vireo's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Auditor Fees

The Audit Committee charter requires the pre-approval of any and all audit services and permissible non-audit services to be performed by Vireo's independent public accounting firm. All fees and services described in the table below were pre-approved by the Audit Committee. The aggregate fees billed for professional services provided by Davidson & Company LLP for the fiscal years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Audit Fees	$ 802,859	$ 804,406
Tax Fees[1]	$ 106,568	$ 75,803
All Other Fees	—	—
Total	$ 909,427	$ 880,209

(1) Includes fees for services related to preparing and filing Form T1134 Information Return Relating to Controlled and Not Controlled Foreign Affiliates of Vireo and the T2 Corporation Income Tax Return together with related schedules.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1+	Arrangement Agreement between Verano Holdings Corp. and Goodness Growth Holdings, Inc., dated January 31, 2022 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on February 3, 2022)
2.2**	Agreement and Plan of Merger, dated as of December 18, 2024, by and among Vireo DR Merger Sub Inc., Vireo Growth Inc., Deep Roots Holdings, Inc. and Shareholder Representative Services LLC
2.3**	Agreement and Plan of Merger, dated as of December 18, 2024, by and among Vireo PR Merger Sub Inc., Vireo PR Merger Sub II Inc., Vireo Growth Inc., NGH Investments, Inc., Proper Holdings Management, Inc., Proper Holdings, LLC and Shareholder Representative Services LLC
2.4**	Agreement and Plan of Merger, dated as of December 18, 2024, by and among Vireo WH Merger Sub Inc., Vireo Growth Inc., WholesomeCo, Inc. and Shareholder Representative Services LLC
3.1	Articles of Vireo Growth Inc. dated June 25, 2024 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
3.2	Certificate of Name Change, dated June 9, 2021 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 9, 2021)
3.3	Notice of Articles, dated June 9, 2021 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed June 9, 2021)
3.4	Notice of Alteration, Notice of Articles and Certificate of Name Change dated June 25, 2024 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed July 1, 2024)

4.1#*   Coattail Agreement, dated March 18, 2019, by and among Kyle E. Kingsley, Vireo Health International, Inc. and Odyssey Trust Company

4.2#   Form of Warrant to Purchase Subordinate Voting Shares of Vireo Health International, Inc.

4.3   Description of Securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 10-K for the year ended December 31, 2020)

4.4   Form of Warrant Agreement for Credit Facility's Lenders and Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 25, 2021)

4.5   Form of Voting Support Agreement dated January 31, 2022 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 3, 2022)

4.6   Lock-Up Agreement between Verano Holdings Corp. and Kyle Kingsley, dated January 31, 2022 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on February 3, 2022)

4.7   Form of Warrant Certificate dated April 28, 2023 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-1 filed on August 4, 2023)

4.8   Form of Convertible Note dated April 28, 2023 (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-1 filed on August 4, 2023)

10.1†#   Vireo Health, Inc. 2018 Equity Incentive Plan

10.2†#   Vireo Health International, Inc. 2019 Equity Incentive Plan

10. 3†#   Form of Incentive Stock Option Agreement under the Vireo Health, Inc. 2018 Equity Incentive Plan

10.4†#   Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Directors)

10.5†#   Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Officers)

10.6†#   Incentive Stock Option Agreement by and between Vireo Health International, Inc. and Kyle Kingsley, as of March 18, 2019

10.9#*   Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated October 23, 2017

10.10#   First Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated December 7, 2018

10.11#   Second Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated April 10, 2020

10.12#*   Commercial Lease Agreement by and between 100 Enterprise Drive, LLC and MaryMed, LLC, dated April 21, 2017

10.13#   Lease Amendment by and between 100 Enterprise Drive, LLC and MaryMed, LLC, effective as of May 8, 2020

10.14#*   Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated November 8, 2017

10.15#	First Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated December 7, 2018
10.16#	Second Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated September 25, 2019
10.17#	Third Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 18, 2020
10.18#	Fourth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated April 10, 2020
10.20†#	Employment Agreement between Vireo Health, Inc. and Kyle E. Kingsley, effective as of December 28, 2020
10.23+	Credit Agreement, dated March 25, 2021 by and among Vireo Health International, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 25, 2021)
10.24+	Purchase Agreement, dated November 1, 2021, by and among S Flower N Phoenix, Inc., ANR Management, LLC, Arizona Natural Remedies Inc., Elephant Head Farms LLC, and Retail Management Associates LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 5, 2021)
10.25*+	Purchase and Sale Agreement and Joint Escrow Instructions, dated September 1, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)
10.26*	First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated September 24, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)
10.27*	Third Amendment to Lease Agreement, dated September 24, 2021, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)
10.28+	Third Amendment to Credit Agreement, dated January 31, 2022, among Goodness Growth Holdings, Inc., the other Borrowers party thereto, the Lenders party thereto, and Chicago Atlantic Admin, LLC as agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 3, 2022)
10.29†	Amendment to Employment Agreement, dated February 2, 2022, by and among Kyle Kingsley, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 8, 2022)
10.33	Fourth Amendment to Credit Agreement, dated March 2, 2022, by and among Goodness Growth Holdings, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K filed March 15, 2022)
10.34†	Employment Agreement between Joshua Rosen and Vireo Health, Inc., dated December 4, 2022 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 8, 2022)

10.35†	Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Kyle Kingsley (incorporated by reference to Exhibit 10.35 to the our Annual Report on Form 10-K filed March 31, 2023)
10.37†	Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters (incorporated by reference to Exhibit 10.37 to the our Annual Report on Form 10-K filed March 31, 2023)
10.38†	Sixth Amendment to Credit Agreement and First Amendment to Security Agreement, dated as of March 31, 2023, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.45 to the our Registration Statement on Form S-1 filed August 4, 2023)
10.40†	Third Amendment to Employment Agreement among Goodness Growth Holdings, Vireo Health, Inc. and Kyle Kingsley, effectve February 12, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 17, 2023)
10.41†	First Amendment to Employment Agreement, effective February 12, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Joshua Rosen (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 17, 2023)
10.43	Fifth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 24, 2023 (incorporated by reference to Exhibit 10.43 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
10.44	Fourth Amendment to Lease Agreement, dated February 24, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.44 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
10.45	Consulting Agreement, dated May 24, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited ULC (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form S-1 filed August 4, 2023)
10.46	Options Agreement dated as of August 11, 2023, by and among Vireo Health, Inc., HA-MD LLC, and certain other parties specified therein (incorporated by reference to Exhibit 10.47 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)
10.47	First Amendment to the Consulting Agreement, dated September 20, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited, LLC (incorporated by reference to Exhibit 10.48 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)
10.51†	Goodness Growth Holdings, Inc. Nonstatutory Stock Option Agreement for Amber Shimpa dated December 21, 2023 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 9, 2024)
10.52	Fifth Amendment to Lease Agreement, dated October 27, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.52 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
10.53†	Goodness Growth Holdings, Inc. Non-Plan Stock Option Agreement for Joshua Rosen, dated December 14, 2022 (incorporated by reference to Exhibit 10.53 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.54†   Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Kyle Kingsley, dated December 14, 2022 (incorporated by reference to Exhibit 10.54 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.55†   Goodness Growth Holdings, Inc. Incentive Stock Option Agreement for Kyle Kingsley, dated January 4, 2023 (incorporated by reference to Exhibit 10.55 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.56†   Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Kyle Kingsley, dated December 14, 2022 (incorporated by reference to Exhibit 10.56 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.57†   Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (287,888 options), dated June 7, 2023. (incorporated by reference to Exhibit 10.57 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.58†   Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (1,314,941 options), dated June 7, 2023. (incorporated by reference to Exhibit 10.58 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.59†   Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Patrick Peters, dated December 14, 2022. (incorporated by reference to Exhibit 10.59 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.60†   Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Patrick Peters, dated December 14, 2022. (incorporated by reference to Exhibit 10.60 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.61†   Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Amber Shimpa, dated December 14, 2022. (incorporated by reference to Exhibit 10.61 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.62†   Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Amber Shimpa, dated December 14, 2022. (incorporated by reference to Exhibit 10.62 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

10.63†   Employment Agreement between Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters, effective as of December 1, 2020 (incorporated by reference to Exhibit 10.63 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended)

10.64†   First Amendment to Employment Agreement, effective February 2, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters (incorporated by reference to Exhibit 10.64 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended)

10.65†   Second Amendment to Employment Agreement, effective February 2, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Patrick Peters (incorporated by reference to Exhibit 10.65 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended)

10.66   Sixth Amendment to Lease Agreement, dated March 5, 2024, by and between IIP-NY 2 LLC and Vireo Health of New York LLC (incorporated by reference to Exhibit 10.66 to our Quarterly Report on Form 10-Q for the quarter ended March 30, 2024)

10.67	Seventh Amendment to Lease Agreement, dated March 11, 2024, by and between IIP-NY 2 LLC and Vireo Health of New York LLC (incorporated by reference to Exhibit 10.67 to our Quarterly Report on Form 10-Q for the quarter ended March 30, 2024)
10.68†	Goodness Growth Holdings, Inc. 2019 Equity Incentive Plan Restricted Stock Unit Agreement, by and between Goodness Growth Holdings, Inc. and Joshua Rosen, effective March 31, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed June 6, 2024)
10.69†	Form of Goodness Growth Holdings, Inc. 2019 Equity Incentive Plan Restricted Stock Unit Agreement (Employee Restricted Stock Unit Award) (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed June 6, 2024)
10.70	Binding Letter of Intent, dated April 1, 2024, between Goodness Growth Holdings Inc. and ACE Venture Enterprises, Inc. (incorporated by reference to Exhibit 10.71 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)
10.71	Eighth Amendment to Lease Agreement, dated April 1, 2024, by and between IIP-NY 2 LLC and Vireo Health of New York LLC (incorporated by reference to Exhibit 10.72 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)
10.72	Seventh Amendment to Credit Agreement, dated as of April 30, 2024, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.73 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)
10.73	Eighth Amendment to Credit Agreement, dated as of June 14, 2024, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.74 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)
10.74†	Employment Agreement between Goodness Growth Holdings Inc. and Joshua Rosen, effective January 1, 2024 (incorporated by reference to Exhibit 10.75 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)
10.75†	Separation Agreement between Vireo Growth Inc. and Joshua Rosen dated October 9, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed October 15, 2024)
10.76†	Consulting Agreement between Vireo Growth Inc. and Joshua Rosen dated October 10, 2024 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed October 15, 2024)
10.77†	Restated Employment Agreement between Vireo Growth Inc., Vireo Health, Inc. and Amber Shimpa dated October 9, 2024 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed October 15, 2024)
10.78	Joinder and Tenth Amendment to Credit Agreement, dated November 1, 2024, by and among Vireo Growth Inc., and certain of its subsidiaries, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 7, 2024)

10.79	Waiver and Ninth Amendment to Credit Agreement, dated as of July 31, 2024, by and among Vireo Growth Inc. and certain of its subsidiaries, the persons from time-to-time party thereto as guarnators, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agend and as collateral agent (incorporated by reference to Exhibit 10.78 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024)
10.80	Memorandum of Understanding, dated as of December 17, 2024, by and between Vireo Growth Inc. and Bill's Nursery, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 23, 2024)
10.81	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K/A filed January 6, 2025)
10.82†	Employment Agreement, dated as of December 17, 2024, by and between Vireo Growth Inc. and John Mazarakis (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed December 23, 2024)
10.83†	Employment Agreement, dated as of December 17, 2024, by and between Vireo Growth Inc. and Tyson Macdonald (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed December 23, 2024)
10.84*	Credit Agreement, dated December 27, 2024, among Vireo Health of Minnesota, LLC, the guarantors party thereto, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 3, 2025)
10.85	Construction and Business Loan Agreement, dated December 31, 2024, among Vireo Health of Minnesota, LLC, Vireo Health Inc., Vireo Growth Inc. and Stearns Bank National Association (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 3, 2025)
10.86	Letter Agreement, dated January 23, 2025, by and between Vireo Growth Inc. and Bill's Nursery, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 27, 2025)
10.87†**	Form of Restricted Stock Unit Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan
19**	Vireo Growth Inc. Insider Trading Policy
21.1**	List of Subsidiaries of Vireo Growth Inc.
23.1**	Consent of Davidson & Company LLP
24.1**	Power of Attorney (included on signature page)
31.1**	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer
31.2**	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer
32.1^	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	Includes the following financial and related information from Vireo Growth's Annual Report on Form 10-K as of and for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders' Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements

104**   The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL

†   Indicates a management contract or compensatory plan or arrangement.

\#   Previously filed as an exhibit to our registration statement on Form 10 filed on November 5, 2020 (File No. 000-56225) and subsequent amendments to our registration statement on Form 10 filed on December 22, 2020 and January 20, 2021.

*   Certain confidential information has been excluded from this exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.

+   Pursuant to Item 601(a)(5) of Regulation S-K, schedules have been omitted and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

**   Filed herewith

^   Furnished herewith

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025

VIREO GROWTH INC.

By: */s/ John Mazarakis*

Name: John Mazarakis
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kyle E. Kingsley, John Mazarakis, Tyson Macdonald, and Joseph Duxbury acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection with therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title		Date
/s/ John Mazarakis John Mazarakis	Chief Executive Officer, Director and Co-Executive Chairman (Principal Executive Officer)		March 4, 2025
/s/ Tyson Macdonald Tyson Macdonald	Chief Financial Officer (Principal Financial Officer)		March 4, 2025
/s/ Joseph Duxbury Joseph Duxbury	Chief Accounting Officer (Principal Accounting Officer)		March 4, 2025
/s/ Ross M. Hussey Ross M. Hussey	Director		March 4, 2025
/s/ Victor Mancebo Victor Mancebo	Director		March 4, 2025
/s/ Judd T. Nordquist Judd T. Nordquist	Director		March 4, 2025
/s/ Kyle E. Kingsley Kyle E. Kingsley	Co-Executive Chairman and Director		March 4, 2025

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